LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2003

Financial Highlights

	2003	2002	2001
Revenues	**$ 556,375,000**	$ 241,805,000	$ 374,161,000
Net securities gains (losses)	**$ 9,953,000**	$ (37,066,000)	$ 28,450,000
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**$ (34,029,000)**	$ (41,525,000)	$ 73,082,000
Income tax benefit	**$ (44,201,000)**	$ (144,865,000)	$ (11,341,000)
Minority expense of trust preferred securities, net of taxes	**$ (2,761,000)**	$ (5,521,000)	$ (5,521,000)
Equity in income (losses) of associated companies, net of taxes	**$ 76,947,000**	$ 54,712,000	$ (15,974,000)
Income from continuing operations	**$ 84,358,000**	$ 152,531,000	$ 62,928,000
Income (loss) from discontinued operations, net of taxes	**$ 5,198,000**	$ 4,580,000	$ (39,742,000)
Gain (loss) on disposal of discontinued operations, net of taxes	**$ 7,498,000**	$ 4,512,000	$ (31,105,000)
Income (loss) before cumulative effect of a change in accounting principle	**$ 97,054,000**	$ 161,623,000	$ (7,919,000)
Cumulative effect of a change in accounting principle	**$ –**	$ –	$ 411,000
Net income (loss)	**$ 97,054,000**	$ 161,623,000	$ (7,508,000)
Earnings (loss) per common share:			
Basic: Income from continuing operations	**$ 1.38**	$ 2.74	$ 1.13
Income (loss) from discontinued operations	**$ .08**	$ .08	$ (.72)
Gain (loss) on disposal of discontinued operations	**$ .12**	$ .08	$ (.56)
Cumulative effect of a change in accounting principle	**$ –**	$ –	$ .01
Net income (loss)	**$ 1.58**	$ 2.90	$ (.14)
Diluted: Income from continuing operations	**$ 1.37**	$ 2.72	$ 1.13
Income (loss) from discontinued operations	**$ .08**	$ .08	$ (.72)
Gain (loss) on disposal of discontinued operations	**$ .12**	$ .08	$ (.56)
Cumulative effect of a change in accounting principle	**$ –**	$ –	$ .01
Net income (loss)	**$ 1.57**	$ 2.88	$ (.14)
Total assets	**$ 4,397,164,000**	$ 2,541,778,000	$ 2,469,087,000
Cash and investments	**$ 1,602,495,000**	$ 1,043,471,000	$ 1,080,271,000
Common shareholders' equity	**$ 2,134,161,000**	$ 1,534,525,000	$ 1,195,453,000
Book value per common share	**$ 30.13**	$ 25.74	$ 21.61
Cash dividends per common share	**$ .25**	$ .25	$ .25

Letter from the Chairman and President

To Our Shareholders

In 2003, Leucadia reported $97 million in after tax income or $1.57 per fully diluted share. Included in this calculation are 11,156,460 shares issued in November 2003 for the remainder of WilTel we did not already own. WilTel is now a wholly-owned consolidated subsidiary. In 2003, Leucadia earned an anemic 4.5% return on ending equity.

Since December 31, 1978, shareholders' equity has grown from a deficit of $7.7 million, when this management took over, to equity of $2.13 billion at December 31, 2003. From December 31, 1979[1] to December 31, 2003, book value has compounded at 20.85% per annum and the market price of Leucadia common stock has compounded by 25.19%. During the same period, the S&P 500 compounded at 10.21%. In addition, not included in this calculation are dividend payments of $945.2 million including the special dividend paid in 1999. Also during the same period, we repurchased 44,010,684 split-adjusted Leucadia shares for $331.2 million, at an average price of $7.53 per share.

Financial assets remain very expensive and markets frothy. Prospects for the economy seem neutral at best, but the prices of financial assets are predicting a rosy future. Here are the things we worry about which point in the opposite direction:

Interest rates are at a historical low point. If the economy falters there is not much room for stimulation. Can short term rates go much lower than 1%? (Japan's experience is not encouraging, but we hasten to add that we do not know much about Japan.)

The steep yield curve has encouraged Wall Street's love affair with the "Carry Trade" which will come to tears when interest rates rise, not only causing the speculators to lose money, but seriously disrupting financial markets. ("Carry Trade" means buying, for example, a batch of United States ten year bonds yielding 4%, financed by overnight borrowings at 1% and hoping nothing changes.)

The current account deficit continues to be stubbornly negative and continues to grow.

We sell less and less to the rest of the world. Foreign grown agricultural commodities have become more competitive and plentiful, worldwide manufacturing is moving to China and the outsourcing of labor to foreign lands is becoming more practical due to advances in communications. (Will all our children be hedge fund managers and bond traders?)

Due to the war in Iraq and the costs related to combating terrorism, the Federal government will run large budget deficits for the foreseeable future. State and local governments are in the same pickle. Higher taxes will be needed to fund these deficits.

Since our domestic savings rate is very low, we rely on the kindness of strangers, i.e., foreign investors and governments to fund our deficits by buying Treasuries. Japan has been buying billions per month during 2003. When Japan finally gets its house in order won't it need money to invest in its own economy?

The Dollar has depreciated so sharply against other major currencies, causing foreign investors to lose a lot of money, and, at least in the short run, making us a risky place to invest. At the beginning of 2003 there were .97 Euros to the Dollar. It is now .81 Euros. The same slice of pizza in Rome at the end of the year was either 16.5% smaller in size or cost 19.7% more in dollars than at the beginning of the year. Our fall trip to Italy is going to cost BIG BUCKS.

Housing prices have gone through the roof. The housing lots of our affiliate, HomeFed Corporation, and our lot developments in Florida are in great demand and have appreciated greatly in price,

[1] We can't use 1978 year end because the ending equity was negative.

funded, we believe, by the availability of low or no down payment mortgage financing. Our anecdotal experience is that homebuyers are buying bigger houses, taking on the maximum allowable debt, financed by variable rate mortgages.[2] What happens when variable rates double from 2% to 4% is anybody's guess, but the housing and construction markets will certainly not benefit. Chairman Greenspan suggested recently that homebuyers finance with variable rate mortgages and forego the security of higher cost, fixed rate financing. To our mind this is the "Carry Trade" comes to Main Street.

Oil and energy prices have risen dramatically in the last year. At the beginning of 2003 domestic crude oil was $31.85 per barrel. At March 30, 2004 it was $36.25. As might be expected, coal and gas prices have similarly risen. As citizens we seem to have no or little interest in curbing consumption.

Lastly, there seems to be meager growth in employment with many formerly well paid workers being either laid off or forced to take pay cuts.

So why is the Dow Jones over 10,000 and the NASDAQ 100 over 1,400? We don't know why, but have concluded that this is a good time to husband our readily available cash and marketable securities, which were $1.2 billion at year end.

Now for the good news. Several interesting and profitable businesses and transactions came to our attention this year, more about them later. We remind ourselves and our shareholders of a few principles guiding our acquisitions and business conduct.

1. Don't overpay.
2. Buy companies that make products and services that people need and want and provide them as cheaply as possible with consistently high quality. Search out candidates in out-of-favor industries that have turn-around potential. Our record as midwives to resuscitating disorganized, unprofitable, bedridden and moribund companies is pretty good.
3. Earnings sheltered by net operating loss carryforwards (NOLs) are more valuable than earnings that are taxed by the IRS.
4. Pay employees for performance and expect hard work and honesty in return.
5. Don't overpay.

Our long term hope is to compound equity per share at a better than average rate. If we succeed, our shareholders will be well served. When we see few attractive opportunities we stay out of the market.

Before going on to a detailed review of the year with its successes, failures, opportunities and risks, this chart[3] shows the reader how we think about our year end assets and liabilities (in millions).

Assets		**Liabilities and Net Worth**	
Subsidiary Operating Companies	$1,000.5	Corporate Debt	$ 560.3
Associated Companies	$ 430.9	Net Worth	$2,134.2
Other Corporate, net	$ 25.4		
Corporate Cash and Investments	$1,237.7		

[2] On March 20th, we sent reservation letters to prospective purchasers of lots at Draper Lake, our new 95-lot development project in Walton County, Florida. We received nearly 190 expressions of interest from the owners at our other development project, Rosemary Beach, also in Walton County, Florida. Binding contracts are expected soon. An extraordinary sellout, if it happens.

[3] These are unconsolidated figures on an equity method basis rather than the consolidated numbers that you can see on our audited year end balance sheet. The SEC says we can't report these to you without presenting at the same time the most directly comparable GAAP measures. So "Subsidiary Operating Companies" represents $2,499.3 million of assets net of $1,498.8 million of liabilities and "Other Corporate, net" represents $178.8 million of assets net of $153.4 million of liabilities on our consolidated balance sheet.

WilTel Communications Group

In the fourth quarter of 2002, Leucadia acquired 44% of the 50 million shares of outstanding common stock of WilTel (formerly Williams Communications Group, Inc.), for an aggregate purchase price of $330 million. The WilTel stock was acquired pursuant to the chapter 11 restructuring plan of Williams Communications Group, Inc. In October 2002, in a private transaction, we purchased an additional 1,700,000 shares of WilTel common stock for $20.4 million. Together, these transactions resulted in Leucadia acquiring 47.4% of the outstanding common stock of WilTel for an aggregate purchase price of $350.4 million.

In November 2003, Leucadia purchased the balance of the WilTel common stock it did not already own in an exchange offer for 11,156,460 Leucadia common shares, which were recorded at a value of $422.8 million. WilTel is now a wholly-owned, consolidated subsidiary of Leucadia.

For a more detailed description of WilTel and its operations we recommend that interested shareholders consult the 10-K attached, pages 5-18. The complexity and distress of the telecommunications industry is described in detail therein and we think that, given our large investment, you should read it. This is by far the largest investment Leucadia has made to date. WilTel is a work in progress. Much has been accomplished but much more remains to be done. When we made the investment, we were aware that the telecommunications industry was experiencing great trauma and therein was the opportunity. We were not aware that the Company was as organizationally disheveled as it turned out to be. The dishevelment has been remedied.

Last year we reported the battlefield promotion of Jeff Storey from Vice President and General Manager of Operations to CEO. WilTel's shining jewel and best competitive advantage is its modern efficient network. Jeff and his team are our kind of people—moderate respect for authority and a dedication to excellence and truth! We now have a battle-hardened CEO building a team selling the advantages of a high quality, reliable, low-cost network.

What follows is a list of facts, accomplishments and challenges as we and Jeff see them.

WilTel Facts:

- Nearly 30,000 miles of fiber-optic cable, of which 28,627 is currently in use.
- Local fiber optic cable networks within 36 of the largest U.S. cities.
- 118 network centers located in 107 U.S. cities.
- Fiber-optic cable connecting the U.S. and Mexico in California and Texas; and the U.S. and Canada in Washington, Michigan and New York.
- Capacity on five major undersea cable systems connecting the continental U.S. with Europe, Asia, Australia, New Zealand, Guam and Hawaii.
- A long term contract with SBC, its largest customer, which accounts for approximately 52% of WilTel's total 2003 revenues under a long-term contract. SBC's business with WilTel is growing.

Accomplishments To Date:[4]

- Since the beginning of 2002, headcount has been reduced from 3,900 to 1,970. This included dropping from fifty-five vice presidents to nine.
- Segment operating performance[5] has turned around from a $45 million loss in 2002 to income of $79 million in 2003.
- 2003 revenue grew by 13%, improved gross margin by 11% and reduced operating expenses (excluding depreciation and amortization expenses) by 24% in 2003 versus 2002.
- WilTel's voice business grew, carrying 3.3 billion minutes per month. (3.3 billion minutes/month is 100 million minutes/day, 4,166,166 minutes/hour and 69,444 minutes/minute—a lot of people talking all at once!) This is up from about 1.7 billion/month in January of 2003.
- The Atlantic-ACM "Wholesale Carrier Report Card" ranked WilTel first overall among wholesale carriers for the third year in a row. WilTel ranked first in five of the six categories in the survey: customer service, provisioning, billing, pricing and products.[6]
- Turned its Vyvx business profitable by shutting down non-profitable lines of business and reestablishing the market leadership in technology and customer relationships. Vyvx is the premiere provider of broadcast quality video transmission.
- Demonstrated courage, commitment, competence and flawless execution by launching for the first time High Definition TV transport over an IP infrastructure for the 2004 Super Bowl, one of the world's most watched sporting events.
- Met the operational needs of our largest customer, SBC, in an efficient and timely manner.

Challenges That Remain:

- The biggest challenge continues to be growing revenue in the face of declining prices, occasioned by continued overcapacity. WilTel is winning new business and expanding whilst it restructures its marketing, but it is slow going. There are feeble signs that price erosion may be ebbing, but more slowly than we had hoped.
- Sorting out the future of Internet telephone calls, Voice Over Internet Protocol (VOIP) and its effect, positive or negative, on WilTel.
- Continuing to serve the needs of WilTel's largest customer, SBC, at mutually agreeable prices.
- Carefully husbanding WilTel's cash and aggressively managing working capital.
- Carefully controlling capital expenditures to include only projects where the return on investment makes sense.
- Developing new products and services for data customers.
- A net operating tax loss carryforward of $3.4 billion as of year end offers a tantalizing opportunity to shelter future profits and examine sensible merger/acquisition opportunities. WilTel's other tax attributes provide future tax deductions that will be partially available to shelter a portion of Leucadia's other earnings.

[4] WilTel became a consolidated subsidiary of Leucadia in November 2003. The amounts below include amounts reported by WilTel for periods both before and after it became a consolidated subsidiary.

[5] Segment operating performance is income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

[6] WilTel's goal is to rank first in the sixth category, network, next year.

We remain confident that our investment over the long term will be a good one. Some good luck and a few prayers will help!

Healthcare Services-Symphony Health Services

In September 2003, Leucadia acquired Symphony Health Services which is primarily engaged in physical, occupational, speech and respiratory therapy. The purchase price was $36.7 million including expenses, of which approximately $29.2 million was provided by non-recourse secured financing. Revenues for the four months ended December 31, 2003 were $71 million.

Symphony currently operates in 40 states, providing services at 2,000 locations, with a workforce of 4,900 employees, some part-time. Their services are offered under the following brands: RehabWorks, Symphony Respiratory Services, NurseWorks and Polaris Group.

Symphony offers the opportunity to healthcare providers to outsource some of their patient's treatment needs. Some nursing homes, for instance, don't need a full-time physical therapist but are required to have the service available on demand. Symphony's employees can work part-time during the hours of their choice. This need for services and this desire for work mesh nicely. Fortunately for Symphony, as the population ages, the demand for healthcare professionals grows. Recruiting therapists as well as customers are the major factors in Symphony's successful business model.

The management is provided by one Sally Weisberg. Sally was originally a therapist who, in 1987, founded the predecessor to Symphony and several years later sold it for a nice profit. The buyer, also in the healthcare industry, ended up with its whole collection of companies in bankruptcy, much to Sally's chagrin. Working diligently, Zalman Jacobs and Luis Medeiros (of FIDEI, Maryland Jockey Club and Waikiki hotel fame) convinced Sally that we would be satisfactory partners and together they extracted Symphony from the bankruptcy process. After three years of bankruptcy trials and tribulations, Symphony joined the Leucadia family.

Sally has set a challenge for all new Leucadia company investments. Her target is to pay back our investment this year! If accomplished, it will be formally named "The Weisberg Maneuver".

We are optimistic about future growth both organic and through possible mergers. If you know of any candidates, call Sally at (443) 886-2200.

Manufacturing

Conwed is a leading manufacturer of lightweight plastic netting used for a variety of purposes, mostly to provide barriers or to strengthen other materials in industries such as construction (plastic fencing), agricultural (bird net and sod net), carpet padding, packaging (reinforced shipping paper) and consumer products (strengthening mop pads and industrial hand wipes). Our netting ends up in thousands of products that are sold throughout the world. Our products are manufactured in Minneapolis, Minnesota; Athens, Georgia; and Ghent, Belgium. In 2003, 16% of the revenues resulted from sales outside the U.S.

This company has good and bad attributes. The bad ones are lots of price competition, ever unstable raw material prices and product substitution by other materials. It must constantly reinvent itself with new product offerings. In 2004, we launched a new biodegradable product which is being sold into the erosion control market. We spend between 2% and 5% of sales on the reinvention effort.

The good attributes are that the company rides the waves of the U.S. economy and gives us advance warning of market softness. Over all the years, good and bad since March 1985, Conwed has given us a very high return on investment. Some might call Conwed a cash cow, but we prefer to call it a cash gazelle!

(In millions)	1999	2000	2001	2002	2003
Sales	$ 64.0	$ 65.0	$53.7	$50.7	$53.3
Pretax profits	$ 11.9	$ 11.3	$ 7.8	$ 3.1	$ 4.4
Return on average equity	42.2%	28.7%	16.5%	7.8%	12.6%

Our management team, under the able leadership of Mark Lewry, does a great job of orchestrating profitability through all these problems. We are currently facing underutilized capacity, the result of building a plant in Europe at the wrong time, for which the undersigned accept responsibility. There have also been several missteps in getting the Belgium management right and the decline in the value of the Dollar relative to the Euro has not helped either.

MK Gold

Leucadia has $64.3 million invested in 72.5% of MK Gold, a public company trading on the NASD OTC Bulletin Board (Symbol: MKAU). MK Gold owns Cobre Las Cruces, S.A., a Spanish company which holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. For history buffs, this belt of mineralization has been exploited since Roman times.

During 2003, three important water permits and the mining concession were received, including environmental approvals from Spanish and Andalusia government agencies. Land acquisition is in full swing. Other permits are required and should be obtained this year. Detailed engineering may begin soon.

Since January 1, 2003, and as of March 9, 2004, capital costs in U.S. Dollars to develop the mine have escalated to $346.4 million (€281 million), excluding interest during construction and other financing costs. This escalation is due to depreciation of the Dollar from $1.05 per Euro at December 31, 2002 to $1.26 per Euro at December 31, 2003. Construction and operating costs are mostly in Euros and revenues in Dollars. The good news is that copper prices have risen from $.70 to $1.05 per pound in the same period. If the ratio betwixt the Dollar and the Euro remains what it is today, we will be fine. The status quo, however, is unlikely and the relationship between the Euro, the Dollar and copper prices will provide excitement in bringing this project to fruition.

The financing efforts have begun under the direction of Frank Joklik, Chairman of MK Gold, a long-time copper miner who is wise in the vagaries of mining and metal markets, and Tom Mara, President of MK Gold and Leucadia's highly regarded long-term Executive Vice President and Treasurer. If it can be done, they will get it done.

Wineries

Leucadia owns two wineries: Pine Ridge in Napa Valley, California, born in 1978, and acquired by us in 1991, and Archery Summit in the Willamette Valley, Oregon (on Archery Summit Road), which we founded and constructed in 1993. These wineries sell 76% of their production into the luxury segment of the premium table wine market, which is defined as over $25 retail per 750 ml bottle, and 24% of its production (9% of revenue) into the "we the people" segment of the market, into which we sell a delicious Chenin Blanc made from purchased grapes. Our wineries' President, George Scheppler, hates the Chenin Blanc since it takes a place on restaurant wine lists that he wants reserved for estate wines, but his CFO, David Workman, and we like it for the gross profit and contribution.

In 2002, we sold 77,700 9-liter equivalent cases total, in 2003 only 63,500. We managed to avoid the economic downturn in the luxury segment in 2002, but last year it found us. We had too much Merlot to sell and it took us several additional months to sell the Merlot inventory. As fashion trends change, so do wine fashions; Merlot is out, Cabernet is in. Thus is the fate of many luxury consumer products.

The 2003 harvest at Pine Ridge was exceptionally good. Just before it was time to pick the grapes, however, a heat wave appeared with extremely low humidity. The grapes perspired and got smaller resulting in a reduced tonnage harvested. Early returns are that the juice is of a higher quality. We wait patiently for the 2003 vintage of Cabernet, which will be released in 2006, to see what we have! The wine reviews for the 2001 Archery Summit wines were great and our all women team of winemaker and viticulturist is making great wine.

Remember—wine is food, and in moderation is good for vascular upkeep. Wine has been our friend in times of woe and celebration since mankind lounged around the Tigris and Euphrates rivers in the Fertile Crescent, inventing agrarian and urban culture. But, not a pleasant place to be these days!

Depending upon your state liquor laws, you may order wine through the mail or on the Internet (*www.pineridgewinery.com* or *www.archerysummit.com*), or join our Wine Club and thereby keep track of this management's labors on a monthly basis!

Both wineries are beautiful from spring through the fall grape crush. Come visit, join our Wine Club, announce you are a Leucadia shareholder and ask for a tour. The tasting rooms are open seven days a week. When you identify yourself as a Leucadia shareholder (the honor system) you will be given the shareholder 20% discount.

Call Pine Ridge at (800) 575-9777 or Archery Summit at (800) 732-8822.

Real Estate

In December 2002, we had $85.2 million invested in real estate. In December 2003, we had $144.3 million invested and reported earnings of $18.1 million. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land.

During the year we purchased a 90% interest in eight acres of unimproved land in Washington, D.C. for $53.8 million. This land is near the U.S. Capitol building and across the street from the new headquarters of the Bureau of Alcohol, Tobacco and Firearms. The land is zoned for a minimum of 2,000,000 square feet of commercial space.

Leucadia owns 30% of the common stock of HomeFed, a publicly-traded company spun off from Leucadia in 1998. The stock trades on the NASD OTC Bulletin Board (Symbol: HOFD) at $34.80 per share as of this writing. HomeFed principally develops residential lots in the San Diego area. The undersigned together own an additional 18.1% of HomeFed stock and one of us is its Chairman.

We own a 718-room hotel located on Waikiki Beach in Hawaii with a book value of $41.6 million. Following an extensive renovation, the hotel's performance has been improving as rates have been increased and occupancy has held steady. Subject to availability, for the rest of the year the hotel is offering a discounted special Leucadia shareholder rate (again, the honor system) starting at $109 per night, including breakfast. The hotel's reservation number is 800-877-7666 and the hotel's website is *www.astonwaikiki.com*.

Banking and Lending

Leucadia's banking and lending operations are principally conducted through American Investment Bank, N.A. (AIB), our nationally chartered bank, and American Investment Financial (AIF), a Utah industrial loan corporation. AIB and AIF take money market and non-demand deposits that are eligible for FDIC insurance.

"Honey, I Shrunk the Bank"[7]
Banking and Lending Operations
Consolidated Balance Sheets

As of December 31, 2003, 2002 and 2001

Assets	**12/31/03**	**12/31/02**	**12/31/01**
Cash and short-term investments	$ 7,089,333	$ 18,551,340	$ 17,884,817
Investment in marketable securities	57,918,958	113,836,765	80,001,809
Loan receivables	205,451,897	373,604,451	521,241,470
Allowance for loan losses	(24,235,698)	(31,849,330)	(35,695,756)
Receivables from affiliates	1,400	7,032	133,144
Other assets	7,830,637	20,502,478	29,451,366
	$ 254,056,527	$ 494,652,736	$ 613,016,850
Liabilities and Stockholder's Equity			
Time deposits	$ 145,517,048	$ 392,914,895	$ 476,513,063
Accounts payable and other liabilities, net	21,905,069	5,599,822	25,512,249
	167,422,117	398,514,717	502,025,312
Equity (includes advances from parent classified as equity)	86,634,410	96,138,019	110,991,538
	$ 254,056,527	$ 494,652,736	$ 613,016,850

Leucadia began making consumer automobile loans to individuals with bad credit in 1988, through AIB and AIF. For several years this was a very lucrative business. America is, for the most part, only one story high and, except for major metropolitan areas, people need cars to get to work. Lending rates then were high and loan losses around 2%.

As interest rates dropped, competitors were drawn like bees to honey by the opportunity to lend at what seemed to be high rates. Massive amounts of less cautious money poured into what became known as sub-prime lending. Competitors reduced rates by 30%, business boomed and loan losses went straight up, stinging us as well as the newcomers.

In September 2001, we decided to stop originating sub-prime automobile loans. (See chart above.) The Company's other consumer lending products were suffering similarly. In January 2003, we stopped writing loans altogether.

We decided to attack in the opposite direction, known to those with less imagination as a retreat. Money not lost is money earned. Later this year we hope to surrender our banking licenses. Someday we may return to consumer lending when the risk/reward ratio returns to rationality. R.I.P., AIB and AIF.

[7] "Honey, I Shrunk the Kids", Walt Disney Pictures, 1989.

We are grateful to Justin Wheeler and his staff for their dedication and hard work. It is, after all, much more fun to be attacking in the conventional direction.

FINOVA

FINOVA, a financial services holding company that emerged from bankruptcy in August 2001, is 50%-owned by Berkadia, a company jointly owned by Berkshire Hathaway Inc. and Leucadia. On August 21, 2001, Berkadia made FINOVA a senior secured $5.6 billion loan to finance FINOVA's chapter 11 plan. Leucadia guaranteed 10% of Berkadia's borrowing to fund the FINOVA loan and receives 10% of its interest income, less interest expense. Berkshire and Leucadia also share an annual $8 million management fee. Since 2001, Leucadia has received $88.2 million in cash from this investment, which was all profit.

Tom Mara is FINOVA's CEO, and Glenn Gray, a FINOVA executive, is COO. Together they are a formidable team and are doing a splendid job.

Since emergence from bankruptcy in August 2001, FINOVA's business activities have been limited to the orderly collection and liquidation of its assets. FINOVA is not engaged in any new business development activities except to honor existing customer commitments and to restructure financing relationships with existing customers in an effort to maximize their value. As a result, FINOVA's workforce has been reduced to focus exclusively on these activities.

In February 2004, two years ahead of schedule, FINOVA paid off the Berkadia loan and Berkadia, in turn, paid off its bank loan, which extinguished Leucadia's 10% guarantee. Our future income from this investment is expected to be limited to our share of the management fee.

FINOVA does not believe there will be sufficient funds to fully repay FINOVA's outstanding public debt and therefore there will not be a return to the FINOVA stockholders—both results are consistent with the expectations we developed for this business subsequent to 9/11.

Empire

In December 2001, Empire was set upon the task of an orderly liquidation, and we wrote off our investment. Rocco Nittoli and his team are executing the plan very well and soon will have time to do more things at Leucadia. We maintain a cooperative relationship with the New York Insurance Department Commissioner.

WebLink

On the last day of 2002, we purchased 80% of the common stock of WebLink Wireless, a paging and two-way messaging company (which at the time had $21 million of unrestricted cash on its balance sheet), 100% of its $18.8 million Senior Secured notes and $17.8 million of a $20 million PIK note, all for $19 million. The $18.8 million Senior Secured notes have been paid off with interest! In 1999 revenues peaked at $324.4 million and 2002 revenue was $160.3 million.

There were 38 million pagers in service at the top of the market, now less than 15 million. Industry market capitalization at its high was $4 billion; today it is about $1 billion for independent companies. Cell phones have made pagers obsolete for most users.

Roll-ups of the remaining paging companies seem the only path to survival. The question was: would we be the "roll-upee" or the "roll-upor." The answer follows.

In the fourth quarter of 2003, WebLink sold substantially all of its operating assets to a subsidiary of Metrocall Holdings, Inc. for 500,000 shares of Metrocall common stock and warrants to purchase 125,000 shares of Metrocall common stock at $40 per share. We got rolled-up!

At this writing, Metrocall stock is trading at about $70 per share, indicating a potential cash profit from our paging investment of approximately $32 million, if we sold the shares at that price. Also Metrocall and its major competitor have announced a merger.

Money and Other Things

In December 2003, Leucadia purchased all the senior secured debt obligations of ATX Communications, Inc. and certain of its affiliates for $25 million. ATX is an integrated communications provider (known as a CLEC) that offers local phone service, long distance service, internet high-speed data and other communications services to its business and residential customers throughout the Mid-Atlantic and Midwest regions of the U.S. ATX is publicly traded on the NASD OTC Bulletin Board (Symbol: COMMQ).

In January 2004, ATX filed a chapter 11 bankruptcy petition in order to reorganize its financial affairs. Under certain conditions, Leucadia will convert its $25 million investment into 100% of the equity of a reorganized ATX following the confirmation of a plan of reorganization.

At December 31, 2003, the book value of the Company's investment in Olympus Re Holdings, Ltd. (Olympus) was $116 million. In June 2003, we sold 567,574 of our Olympus common shares back to the company for $79.5 million and recognized a $1.5 million gain. For the year we recognized $40.4 million of pre-tax income from this investment under the equity method of accounting. We remain with a 16% interest.

We have a $100 million investment in JPOF II, a registered broker dealer managed by Jefferies and Company. In 2004, the $14.8 million of 2003 earnings from this investment was distributed to our exchequer.

We own 4.2% of White Mountains Insurance Group at December 31, 2003. This investment had a market value of $172.5 million, for which we paid $75 million.

The Company owns 36% of Barbados Light and Power Holdings Ltd., the parent company of Barbados Light and Power Company Ltd. Shareholders are encouraged to holiday in Barbados and not to turn off the lights and air conditioners!

During 2003, we sold $275 million principal amount of 7% Senior Notes due in 2013. During 2004, to date we sold another $100 million of the same issue.

In 2003, the Company recognized a tax benefit of $24.4 million for the favorable resolution of certain federal and state income tax contingencies.

At December 31, 2003, readily available cash and marketable securities totaled $1.2 billion. In the world ahead we think liquidity is good.

The Future

We commented earlier on our concerns about the uncertain world. Uncertainty breeds concern, concern breeds a lack of courage and hopefully asset undervaluation. In the resulting confusion, we hope to put the $1.2 billion we have on hand to work at a better than average rate of return. Time will tell.

2003 was the 25th year the undersigned have been at the helm of Leucadia. It remains fun and interesting. One of us will be 65 in a year and a bit. He thinks the earliest retirement date should be 70! (Think of the delight that will bring to the Social Security Administration.)

Our friend and colleague Stephen Jacobs, Esq., of Weil, Gotshal & Millionaire has been at our side for 25 years (except for a two-year junket to the London office), and is ably assisted by his partner Andrea Bernstein. Steve is not only a good lawyer but an astute adviser. He carries an allegorical silver bugle in his pocket. When our ardor overcomes good sense, we hear the crystal clear sound of his bugle sounding retreat. He has blown it several times and the stockholders have been well served.

Tom Mara has also been with us since the beginning. He is a friend and an excellent executive up to any task, no matter how difficult. He is determined, focused and a self-starter! Our occasional histrionics never deter him from his duly appointed rounds. He is indispensable!

As the years roll on there are many others who have been with us a long time. In our view it is a remarkably intelligent, curious and effective bunch of people in whom we have great faith and to whom as shareholders we are grateful.

Mark Hornstein, who had been with us 22 years, retired in January 2004. He is missed but deserves the travel he so much enjoys.

Our friend, Edwin Marks, who gave us our start in the investment business and helped us acquire control of Leucadia, passed away in 2003. He was the President of Carl Marks and Company, our first employer after business school, and where we learned our trade. Edwin set an example which we admire and we cherish his memory.

Thanks to one and all!

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York (State or Other Jurisdiction of Incorporation or Organization)	13-2615557 (I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	New York Stock Exchange Pacific Exchange, Inc.
7¾% Senior Notes due August 15, 2013	New York Stock Exchange
8¼% Senior Subordinated Notes due June 15, 2005	New York Stock Exchange
7⅞% Senior Subordinated Notes due October 15, 2006	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☒ No ☐

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2003 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $1,496,104,000.

On March 5, 2004, the registrant had outstanding 70,867,502 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2004 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, healthcare services, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value. In identifying possible acquisitions, the Company tends to seek assets and companies that are troubled or out of favor and, as a result, are selling substantially below the values the Company believes to be present.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $2,134,200,000 at December 31, 2003, equal to a book value per common share of the Company (a "common share") of negative $.11 at December 31, 1978 and $30.13 at December 31, 2003. The December 31, 2003 shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In November 2003, pursuant to a registered exchange offer and merger agreement, the Company acquired the balance of the outstanding common stock of WilTel Communications Group, Inc. ("WilTel") that it did not already own for 11,156,460 of the Company's common shares. The Company had previously acquired 47.4% of the outstanding common stock of WilTel during 2002 for cash consideration of $353,900,000, including expenses. WilTel is a telecommunications company that owns or leases and operates a nationwide inter-city fiber-optic network providing Internet, data, voice and video services. Upon completion of the exchange offer and merger, WilTel became a consolidated subsidiary of the Company.

In September 2003, the Company acquired certain businesses primarily engaged in the provision of physical, occupational, speech and respiratory therapy services that are operated by subsidiaries of Symphony Health Services, LLC ("Symphony"). The purchase price was approximately $36,700,000, including expenses, of which approximately $29,200,000 was provided by financing that is non-recourse to the Company but is fully collateralized by Symphony's assets. The Company has consolidated Symphony's financial condition and results of operations since acquisition.

The Company's banking and lending operations have historically consisted of making instalment loans to niche markets primarily funded by customer banking deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). However, as a result of increased loss experience and declining profitability in its automobile lending program, the Company stopped originating new automobile loans in September 2001. In January 2003, the Company ceased originating loans in all other lending programs. Operating activities at this segment are currently limited to maximizing the amount collected from its loan portfolio and liquidating the business in an orderly and cost efficient manner.

The Company's manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's winery operations consist of Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market.

The Company's copper mine development operations consist of its 72.5% interest in MK Gold Company ("MK Gold"), a publicly traded company listed on the NASD OTC Bulletin Board (Symbol: MKAU).

The Company's property and casualty reinsurance business is conducted through its 16.1% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business.

Certain of the Company's subsidiaries have substantial tax loss carryforwards. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in the "Notes to the Consolidated Financial Statements" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, NY 10005 and the Pacific Exchange, Inc., 115 Sansome Street, San Francisco, CA 94104, on which the Company's common shares are listed.

The Company does not currently maintain a website, but expects to create a website prior to its 2004 annual meeting of shareholders. The Company will provide without charge upon request copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Requests for such copies should be directed to: Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010 (telephone number (212) 460-1900), Attention: Corporate Secretary.

Financial Information about Segments

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. The Company's telecommunications business is conducted by WilTel and contains two segments, Network and Vyvx. Network owns or leases and operates a nationwide fiber optic network over which it provides a variety of telecommunications services. Vyvx transmits audio and video programming over the network and distributes advertising media in physical and electronic form. The Company's other segments include healthcare services, banking and lending, manufacturing and domestic real estate. Healthcare services primarily include the provision of physical, occupational, speech and respiratory therapy services. Banking and lending operations historically made collateralized personal automobile instalment loans to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. Such loans were primarily funded by deposits insured by the FDIC. The banking and lending segment has ceased originating any new loans and is liquidating its business in an orderly manner. Manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company does not control and that are accounted for on the equity method of accounting. Prior to the acquisition of the outstanding common stock of WilTel that it didn't already own in November 2003, the Company accounted for its 47.4% interest in WilTel as an associated company. Other investments in associated companies include Olympus, a Bermuda-based reinsurance company, Berkadia LLC ("Berkadia"), a joint venture formed to facilitate the chapter 11 restructuring of The FINOVA Group Inc. ("FINOVA"), HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and EagleRock Capital Partners (QP), LP ("EagleRock"). Both JPOF II and EagleRock are engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Gold, in a copper deposit in Spain. WilTel owns or has the right to use certain cable systems which connect its U.S. domestic network to foreign countries, and has the right to use wavelengths in Europe which it is currently not using. In addition to its investment in Bermuda-based Olympus, the Company also owns 36% of the electric utility in Barbados. The Company does not have any other material foreign operations or investments.

Except for the telecommunications segments of WilTel, the primary measure of segment operating results and profitability used by the Company is income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies. For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

The following information reconciles segment profit from operations of the Network and Vyvx segments to the most comparable measure under generally accepted accounting principles ("GAAP"), which is used for all other reportable segments, for the period from November 6, 2003 through December 31, 2003 (in millions):

	Network	Vyvx
Segment profit from operations (1)	$ 13.3	$ 4.1
Depreciation and amortization expense	(37.2)	(2.0)
Interest expense, net of investment income (2)	(4.0)	(.1)
Other non-operating income (expense), net (2)	1.8	.5
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	$(26.1)	$ 2.5

(1) See note (c) to segment information below.

(2) These items have been allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

Certain information concerning the Company's segments for 2003, 2002 and 2001 is presented in the following table. Associated Companies are only reflected in the table below under identifiable assets employed.

	2003	2002	2001
		(In millions)	
Revenues (a):			
Network	**$ 218.4**	$ –	$ –
Vyvx	**21.2**	–	–
Healthcare Services	**71.1**	–	–
Banking and Lending	**62.3**	95.9	122.4
Manufacturing	**54.1**	51.0	57.4
Domestic Real Estate	**54.4**	51.3	65.3
Other Operations	**36.7**	48.3	39.3
Corporate (b)	**42.5**	(4.7)	89.8
Intersegment elimination (c)	**(4.3)**	–	–
Total consolidated revenues	**$ 556.4**	$ 241.8	$ 374.2
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies:			
Network (c)	**$ (26.1)**	$ –	$ –
Vyvx (c)	**2.5**	–	–
Healthcare Services	**(2.3)**	–	–
Banking and Lending	**8.4**	1.9	(6.1)
Manufacturing	**4.4**	3.1	7.8
Domestic Real Estate	**18.1**	16.7	30.4
Other Operations	**(1.5)**	11.7	8.2
Corporate (b)	**(37.5)**	(74.9)	32.8
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**$ (34.0)**	$ (41.5)	$ 73.1
Identifiable assets employed:			
Network	**$1,628.8**	$ –	$ –
Vyvx	**115.5**	–	–
Healthcare Services	**54.6**	–	–
Banking and Lending	**252.4**	481.5	595.7
Manufacturing	**50.8**	51.5	59.3
Domestic Real Estate	**165.0**	106.8	176.4
Other Operations	**253.4**	193.7	171.2
Investments in Associated Companies:			
WilTel	**–**	340.6	–
Other Associated Companies	**430.9**	397.1	358.8
Net Assets of Discontinued Operations	**–**	–	44.0
Corporate	**1,445.8**	970.6	1,063.7
Total consolidated assets	**$4,397.2**	$2,541.8	$2,469.1

(a) Revenues for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) on the Company's consolidated statements of operations.

(b) For 2003, includes a provision of $6,500,000 to write down investments in certain available for sale securities and an investment in a non-public security. For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(c) Eliminates intersegment revenues billed from Network to Vyvx. However, the intersegment revenues are included in the calculation to determine the income (loss) from continuing operations for each of Network and Vyvx.

At December 31, 2003, the Company and its consolidated subsidiaries had 5,269 full-time employees.

TELECOMMUNICATIONS

Acquisition

In December 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel for an aggregate purchase price of $333,500,000, including expenses. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc., the predecessor of WilTel. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel during 2002.

In November 2003, the Company consummated an exchange offer and merger agreement pursuant to which all public WilTel stockholders received .4242 of a Leucadia common share for each share of WilTel common stock. Leucadia issued 11,156,460 of its common shares in exchange for all of the WilTel common stock that it didn't previously own. The merger agreement also provided that WilTel stockholders receive contingent sale rights which entitle WilTel stockholders to additional Leucadia common shares if the Company sells substantially all of WilTel's assets or outstanding shares of capital stock prior to October 15, 2004, or consummates such a sale at a later date if the sale agreement was entered into prior to August 21, 2004, and in either case the net proceeds exceed the valuation ascribed to WilTel's equity in the merger transaction. The 2003 acquisition was wholly unrelated to the initial acquisition in 2002; the Company's decision to acquire the remaining WilTel shares was based upon developments subsequent to the initial 2002 purchase.

The aggregate purchase price for the 2003 acquisition was approximately $425,300,000, consisting of $422,800,000 of Leucadia common shares (based on a Leucadia stock price of $37.90 per share) and cash expenses of $2,500,000. The purchase price does not include any amounts related to the contingent sale rights, which would be accounted for as additional purchase price consideration if, and when, they result in the issuance of additional Leucadia common shares (up to an aggregate maximum of 11,000,000 additional Leucadia common shares). Following completion of the merger, the Company has consolidated the financial condition and results of operations of WilTel, and no longer accounts for its investment in WilTel under the equity method of accounting. In the aggregate, the Company invested $779,200,000 in cash and common shares issued to acquire 100% of WilTel during 2002 and 2003.

Certain telecommunications terms used throughout this section are defined under "Telecommunications Glossary" below.

Network

Business Description

Through its Network segment, WilTel owns or leases and operates a nationwide inter-city fiber-optic network. WilTel has also built a fiber-optic network within certain cities in the U.S and has the ability to connect to networks outside the U.S. Network provides Internet, data, voice, and video services to companies that use high-capacity and high-speed telecommunications in their businesses. Network sells its products to the wholesale carrier and enterprise market segments, and many of its most significant customers provide retail telecommunications services to consumers and businesses. Network's fastest growing and largest revenue component is its voice business.

Network also offers rights of use in dark fiber, which is fiber that it installs but for which it does not provide communications transmission services. Purchasers of dark fiber rights install their own electrical and optical transmission equipment. Network also provides space and power to collocation customers at network centers and a variety of professional and managed services including network design and construction, network management and network monitoring or surveillance.

WilTel's network includes ownership interests in or rights to use:

- nearly 30,000 miles of fiber-optic cable in the U.S., of which 28,627 is currently in service;
- local fiber optic cable networks within 36 of the largest U.S. cities;
- 118 network centers located in 107 U.S. cities;
- fiber-optic cable connecting the U.S. and Mexico in California and Texas, and the U.S. and Canada in Washington, Michigan, and New York;
- capacity on five major undersea cable systems connecting the continental U.S. with Europe, Asia, Australia, New Zealand, Guam and Hawaii; and
- rights to use wavelengths in Europe connecting the UK, France, Germany, Belgium, the Netherlands, Norway, Denmark, Finland, and Sweden. These rights have been exercised and wavelengths are available but not currently in use.

Properties

U.S Inter-City Network

The WilTel Network	Route Miles	Miles In Operation	Average Number of Fibers Per Cable
Wholly owned fiber routes, built by WilTel	16,632	16,021	123
Fiber routes jointly owned (1)	1,258	1,258	12
Fiber routes through dark fiber rights (2)	11,348	11,348	17
Total	29,238	28,627	

(1) This category consists of Network's fiber rights in routes that have been jointly constructed by a limited liability company in which WilTel shares equal ownership and control with two other parties.

(2) This category consists of rights in dark fiber and conduits that Network has obtained. Network has obtained approximately 11,348 route miles, all of which have had fiber-optic cable installed. Network manages the transmission equipment on the routes it acquired, and it typically pays for the maintenance of fiber-optic strands and rights of way.

Network also leases capacity from both long-distance and local telecommunications carriers, including its competitors, in order to meet the needs of its customers. Leases of capacity are distinguished from rights in dark fiber in that capacity leases are for only a portion of the fiber capacity and the lessor supplies and operates the equipment to transmit over the fiber. Capacity leases are generally for terms of one month to five years, but can be longer. Network leases from third parties less than one percent of its U.S. network capacity currently in use. These leases are for areas where Network does not have its own network capacity, or such capacity is not currently sufficient to meet the expected demand.

WilTel commenced construction of its network in 1997, began providing services in 1998 and had substantially completed construction in 2002. The domestic voice network grew to 20 switches as of December 31, 2003, including eighteen domestic switches and two gateway switches. The gateway switches offer foreign termination and inbound domestic termination to other carrier customers.

Conduit and fiber-optic cable. The WilTel network contains multiple conduits along more than 90% of the routes it constructed. When constructing fiber-optic cable, the manufacturer places fiber-optic strands inside small plastic tubes, wraps bundles of these tubes with plastic, and strengthens them with metal. Network then places these bundles inside a conduit, which is high-density polyethylene hollow tubing one-and-one-half to two inches in diameter. The conduit is generally buried approximately 42 inches underground along pipeline or other rights of way corridors. Network also uses steel casing in high-risk areas, including railroad crossings and high-population areas, thereby providing greater protection for the cable. The first conduit generally contains a cable that has between 96 and 144 fibers, and the second conduit or, where constructed, a third conduit, serves as a spare. The spare conduits allow for future technology upgrades, potential conduit sales, and expansion of capacity. Network generally plans to retain from 8 to 24 fibers throughout the network for its own use, with the remainder made available for leases of dark fiber.

Rights of way. The WilTel network was primarily constructed by digging trenches along rights of way, or rights to use the property of others, which Network obtained throughout the United States from various landowners. Generally, where feasible, Network used the rights of way of pipeline companies that WilTel believed provided greater physical protection of the fiber system and resulted in lower construction costs than systems built over more public rights of way. Almost all of its rights of way extend through at least 2018. Rights of way are generally for terms of at least 20 years, and most cover distances of less than one mile.

Local Network

As of December 31, 2003, Network was providing services on local networks in 36 U.S. cities. These cities are: Anaheim, CA; Atlanta, GA; Bakersfield, CA; Baltimore, MD; Boston, MA; Chicago, IL; Columbus, OH; Dallas, TX; Fresno, CA; Houston, TX; Jersey City, NJ; Kansas City, KS; Laredo, TX; Los Angeles, CA; McAllen, TX; Modesto, CA; Miami, FL; Milwaukee, WI; Minneapolis, MN; New York, NY; Newark, NJ; Oakland, CA; Philadelphia, PA; Phoenix, AZ; Portland, OR; Riverside, CA; Sacramento, CA; San Francisco, CA; San Jose, CA; Santa Clara, CA; Seattle, WA; Secaucus, NJ; St. Louis, MO; Tucson, AZ; Tulsa, OK; and Washington, D.C. WilTel also has rights to utilize 30,740 local dark fiber miles in the U.S. through a fiber lease agreement with AboveNet Communications, Inc. ("AboveNet", formerly Metromedia Fiber Network). In addition, WilTel has the right to lease an additional 54,324 of dark fiber miles anywhere that AboveNet may construct or currently owns dark fiber in the U.S. or Europe.

Products and Services

Network's principal products and services are as follows:

Packet-based data products. These services provide connections for Internet, data, voice, and video networks at variable capacities between two or more points. Specific packet-based data products include ATM, Frame Relay, Internet Protocol ("IP") transport and IP virtual private networks. These services are generally billed on a usage basis.

Private line products. Network provides customers with fixed amounts of point-to-point capacity at a protected or unprotected service level; a protected service level provides customers with backup capacity should they decide to purchase that product. These services are billed as fixed monthly fees, regardless of usage.

Voice services. Network provides wholesale origination, transport and termination, as well as calling card, directory assistance, operator assistance, toll-free services and international termination to more than 200 countries.

Optical wave services. This service is a point-to-point service, which has no back-up or protection capacity, and which allows a customer the exclusive use of a portion of the transmission capacity of a fiber-optic strand rather than the entire fiber strand. A purchaser of optical wave services installs its own electrical interface, switching and routing equipment.

Backhaul services. Network has interconnected international cable landing stations on the West and East Coasts with fiber optic rings capable of terminating cable traffic at specified Network centers. These services are made available to customers that have access to their own undersea cables and require domestic interconnection services only.

Customers

Network offers services to both carrier and enterprise markets, and its customers currently include Regional Bell Operating Companies, cable television companies, Internet service providers, application service providers, data storage service providers, managed network service providers, digital subscriber line service providers, long distance carriers, local service providers, utilities, governmental entities, educational institutions, international carriers and other communications services providers who desire high-capacity and high-speed products on a carrier services basis.

SBC Communications Inc. ("SBC"), a major communications provider in the U.S., is WilTel's largest customer. Sales to SBC accounted for 65% of 2003 Network revenues included in the Company's consolidated statement of operations. WilTel has entered into preferred provider agreements with SBC that extend until 2019, although the agreements may be terminated prior to then by either party under certain circumstances. The agreements provide that:

- WilTel is SBC's preferred provider for domestic voice and data long distance services and select international wholesale services, requiring that SBC seek to obtain these services from WilTel before it obtains them from any other provider; and

- SBC is WilTel's preferred provider for select local exchange and various other services, including platform services supporting its switched voice services network, requiring that WilTel seek to obtain these services from SBC before it obtains them from any other provider.

For the services each party must seek to obtain from the other, the prices, determined separately for each product or service, generally will be equal to the lesser of the cost of the product or service plus a specified rate of return, the prices charged to other customers, the current market rate or, in some circumstances, a specific rate. If either party can secure lower prices for comparable services that the other party will not match, then that party is free to utilize the lowest cost provider. WilTel and SBC have agreed to use a fixed price for voice transport services (the substantial majority of WilTel's SBC generated revenue) through January 2005. Although it is difficult to identify a precise market price since the products and services provided to each customer are customized to meet the needs of each customer, the Company believes that the fixed price being charged to SBC is representative of the current market price for voice transport services.

The methodologies that WilTel uses to determine the current market price and the cost of the product or service upon which a specified rate of return applies are complex and subject to different interpretations. If SBC and WilTel are unable to agree on the methods used, the agreements with SBC provide that any disputes be resolved through binding arbitration. If SBC were to successfully challenge WilTel's pricing methodology in an arbitration proceeding, resulting in a significant reduction in the voice transport price, WilTel may not be able to continue to provide services to SBC. The Company is unable to predict the ultimate outcome of future price discussions with SBC.

SBC has the right to terminate the agreements if WilTel begins to offer certain services that are competitive with SBC's services, if WilTel materially breaches its agreements or WilTel has a change in control without SBC's consent (excluding the acquisition by the Company). WilTel has the right to terminate the agreements if SBC materially breaches its agreements or SBC has a change in control without WilTel's consent. In the event of a termination by either party due to these actions, the terminating party has the right to receive transition costs from the other party, not to exceed $200,000,000.

Either party may terminate a particular provider agreement if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of that agreement. There is no monetary remedy for such a termination.

Sales and Marketing

Network's sales and marketing organizations target customers that require high volumes of bandwidth to operate their businesses. The successful acquisition of a new customer requires a high degree of technical knowledge about both the product being sold and the customer's operation, in particular since most of Network's products need to be specifically configured to meet the unique needs of each customer.

Network has a centralized marketing organization that has established a segment-wide approach to marketing and product management. The marketing organization is responsible for advanced market planning and segmentation, product planning and development, product marketing, advertising, lifecycle management, product economics, pricing and competitive analysis.

Competition

The telecommunications industry is highly competitive. Some of Network's competitors may have financial, personnel and other resources significantly greater than those of Network. In the market for carrier services, Network competes primarily with AT&T, MCI, Sprint, Qwest, Level 3, Global Crossing, 360 Networks and Broadwing. Many of these competitors have revenues and customer bases far larger than those of Network. Network also competes with numerous other service providers that focus either on a specific product or set of products or within a geographic region. Network competes primarily on the basis of price, network reliability, customer service and support. Network's services within local markets in the U.S. face additional competitors, including the traditional regional telephone companies and other local telephone companies.

The telecommunications industry has experienced a great deal of instability during the past several years. During the 1990s, forecasts of very high levels of future demand brought a significant number of new entrants and new capital investments into the industry. However, many industry participants have gone through bankruptcy, those forecasts have not materialized, telecommunications capacity now far exceeds actual demand and the resulting marketplace is characterized by fierce price competition as competitors seek to secure market share. Resulting lower prices have eroded margins and have kept many in the industry from attaining positive cash flow from operations. The Company does not know if and when the current pricing environment will improve or achieve stability.

Vyvx

Business Description

Vyvx transmits audio and video programming for its customers over Network's fiber-optic network and via satellite. It uses Network's fiber-optic network to carry many live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event. These events include live sporting events of the major professional sports leagues, including the last fifteen Super Bowls. For live events where the location is not known in advance, such as breaking news stories in remote locations, Vyvx provides an integrated satellite and fiber-optic network based service to transmit the content to its customers. Most of Vyvx's customers for these services contract for the service on an event-by-event basis; however, Vyvx has some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time they wish.

Vyvx also distributes advertising spots and syndicated programming to radio and television stations throughout the U.S., both electronically and in physical form. Customers for these services can utilize a network-based method for aggregating, managing, storing and distributing content for content owners and rights holders.

Products and Services

Vyvx's primary products and services are as follows:

Fiber Optic and Satellite Video Transport Services. Vyvx offers various products to provide audio and video feeds over fiber or satellite for broadcast and production customers. These products vary in capacity provided, frequency of use (i.e., may be provided on an occasional or dedicated basis) and price. In 2004, Super Bowl XXXVIII was the first live broadcast event ever carried using Vyvx's new high definition (HD) transport product.

Advertising Distribution Services. These services include:

> *Audio Distribution.* Vyvx sends radio spots to stations via electronic and physical distribution. Spots are distributed to over 10,000 stations in North America via the Internet using no proprietary hardware.
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> *Video Distribution.* Vyvx has the capability to electronically and physically deliver television spots to more than 1,130 television stations across the United States as well as broadcasters and cable networks.

Storage. Vyvx offers secure storage of media components in Vyvx's climate-controlled storage facilities located in Burbank, Chicago and New York City.

Customers

Vyvx sells to media content service providers and businesses that use media content as a component of their business. It does not compete with its media customers for retail end-users. It has approximately 2,000 customers, including major broadcast and cable television networks, news services, professional and collegiate sports organizations, advertising agencies and their advertisers, television companies and movie production companies. Approximately 67% of 2003 Vyvx revenue included in the Company's consolidated statement of operations was derived from its top 10 customers. Fox Entertainment Group, Inc. and its parent company The News Corporation Limited, through their various news, sports and entertainment businesses, accounted for approximately 21% of Vyvx's revenues.

Sales and Marketing

Vyvx has sales personnel located in ten states throughout the U.S. to provide service to its domestic and international customers. The largest sales office is in New York City, where many of Vyvx's largest customers are based.

Competition

The Company believes that no single competitor currently exists that offers all of the services being offered by Vyvx. Vyvx encounters smaller competitors in the market place, each of which historically has offered only one or two of Vyvx products.

Telecommunications Glossary

Access–a long distance carriers' use of local exchange facilities to originate or terminate long distance traffic.

Asynchronous transfer mode (ATM)–a high-speed multiplexing and switching technique that uses fixed cell sizes of 53 bytes each to transport voice, data and video traffic.

Bandwidth–the width of or measure of capacity of a communications channel; analog channel capacity is measured in hertz and digital channel capacity is measured in bits per second.

Capacity–the information carrying ability of a telecommunications facility. The facility determines what measure is appropriate. For example, a private line's capacity could be measured in bits per second. A switch's capacity could be measured in the maximum number of calls per hour.

Carrier–a provider of communications transmission services.

Carrier class customer–a customer who has significant bandwidth capacity requirements that would rival the capacity requirements of a wholesale carrier.

Dark fiber–installed fiber optic cable which is not connected to transmission equipment and so is not capable of carrying transmission services.

Fiber-optic cable–a transmission medium consisting of a core of glass or plastic which is surrounded by a protective cladding, strengthening material and an outer jacket. Signals are transmitted as light pulses, introduced into the fiber by a light transmitter (a light emitting diode or a laser). Low data loss, high-speed transmission, large bandwidth, small physical size, light weight and freedom from electromagnetic interference and grounding problems are some of the advantages offered by fiber-optic cable.

Frame Relay–access method for interconnecting local area networks to end points in a wide area network; data is placed in frames of varying size, and the technology allows for faster transmission via efficient error correction.

Gateway switch–a switch that allows signals to cross from one network to another.

Internet Protocol (IP)–the communications standard used for delivering individual data packets to their destinations by tracking the Internet addresses of the sender and receiver.

Local area network (LAN)–a data communications network that links together computers and peripherals to serve users within a confined area.

Multiplexing–consolidation of multiple signals into a single, complex signal that is transmitted to a receiver; the receiver decomposes the complex signal into its constituent elements.

Network center–an environmentally controlled secure location containing equipment and staff, and space and power for collocation customers, where various network management and control functions are conducted.

Optical wave–see "Wavelengths" below.

Switch–mechanical or electronic device for making, breaking or changing the directional flow of electrical or optical signals.

Transmission–sending electrical signals that carry information over a line to a destination.

Virtual private network (VPN)–private, secure switched voice or data network between two or more sites that allows them to contact each other as if they were connected with dedicated or private line facilities but over public segments.

Wavelengths–a portion of the transmission capacity of a fiber-optic cable rather than the entire fiber cable. A purchaser of optical wave or wavelength installs its own electrical interface, switching and routing equipment.

Government Regulation

Overview

WilTel is subject to significant federal, state, local and foreign laws, regulations and orders that affect the rates, terms and conditions of certain of its service offerings, its costs and other aspects of its operations. Regulation of the telecommunications industry varies from state to state and from country to country, and it changes regularly in response to technological developments, competition, government policies and judicial proceedings. Some of these changes and potential changes are discussed below. The Company cannot predict the impact, nor give any assurances about the materiality of any potential impact, that such changes may have on its business or results of operations, nor can it guarantee that domestic or international regulatory authorities will not raise material issues regarding its compliance with applicable laws and regulations.

The Federal Communications Commission ("FCC") has jurisdiction over WilTel's facilities and services to the extent those facilities are used in the provision of *inter*state telecommunications services (services that originate and terminate in different states) or international telecommunications services. State regulatory commissions generally have jurisdiction over facilities and services to the extent the facilities are used in *intra*state telecommunications services. Foreign laws and regulations apply to telecommunications that originate or terminate in a foreign country. Generally, the FCC and state commissions do not regulate Internet, video conferencing or certain data services, although the underlying telecommunications services components of such offerings may be regulated in some instances.

WilTel's operations also are subject to a variety of environmental, building, safety, health and other governmental laws and regulations.

Federal Regulation

The Communications Act of 1934. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC authority to regulate interstate and foreign communications by wire or radio. The Telecommunications Act of 1996 (the "1996 Act") establishes a framework for fostering competition in the provision of local and long distance telecommunications services. WilTel is regulated by the FCC as a non-dominant carrier and, therefore, is subject to less comprehensive regulation than dominant carriers under the Communications Act. WilTel is subject to certain provisions of Title II of the Communications Act applicable to all common carriers that require WilTel to offer service upon reasonable request and pursuant to just and reasonable charges and practice, and prohibit WilTel from unjustly or unreasonably discriminating in its charges or practices. The FCC has authority to impose more stringent regulatory requirements on non-dominant carriers. The FCC reviews its rules and regulations from time to time, and WilTel may be subject to those new or changed rules.

WilTel has obtained authority from the FCC to provide international services between the U.S. and foreign countries, and has registered with the FCC as a provider of domestic interstate long distance services. WilTel believes that it is in material compliance with applicable federal laws and regulations, but cannot guarantee that the FCC or third parties will not raise issues regarding its compliance with applicable laws or regulations.

Long Distance Regulation. Regulation of other carriers in the communications industry also may affect WilTel. For example, Section 271 of the Communications Act had prohibited Regional Bell Operating Companies ("RBOCs") and their respective affiliates from providing long distance services between so-called Local Access and Transport Areas ("LATAs") in their region, and between their region and other states, until they have demonstrated to the FCC, on a state-by-state basis, that they have satisfied certain procedural and substantive requirements set forth in the 1996 Act. As of now, the FCC has granted Section 271 authority to all RBOCs in each of their in-region states.

In a state where a RBOC has received authority to provide long distance telecommunications service, Section 272 of the Communications Act requires the RBOC to maintain a separate affiliate and to comply with certain structural and operational safeguards for its long distance operations, all of which impose on RBOCs significant costs related to maintaining separate equipment, employees and processes. This separate affiliate requirement expires on a state-by-state basis three years after the RBOC first obtained approval to provide long distance service in a given state, unless the FCC extends the three-year period. If a RBOC chooses to provide long distance telecommunications services without a separate affiliate in a state where the separate affiliate requirement has expired, the RBOC currently is subject to heightened regulation of its rates for long distance services. The FCC is considering several options for strengthening or weakening regulation governing the RBOCs provision of long distance telecommunications services without a separate affiliate, as well as a proposal to eliminate portions of the Section 272 requirements.

The Section 272 separate subsidiary requirement for two of WilTel's largest customers, Verizon in New York and SBC in Texas, Oklahoma and Kansas, has expired and has not been extended by the FCC. WilTel does not expect the FCC to extend the requirement in any other states as the 3-year period elapses in such states. While the RBOCs' entry into the long distance market could provide opportunities for WilTel to sell dark fiber or lease high-volume long distance capacity to the RBOCs, it could also allow the RBOCs to provide the same services that WilTel currently provides, services which RBOCs currently purchase from WilTel. Increased competition from the RBOCs could have an adverse effect on WilTel's business, as the RBOCs will be able to market integrated local and long distance services and may enjoy significant competitive advantages. Because RBOCs account for more than 50% of WilTel's Network revenues, changes in a RBOC's ability to offer long distance services could pose risks to WilTel's business in the future, although the impact of any such change cannot be determined at this time.

Local Service Regulation. In addition to overseeing the entry of the RBOCs into the long distance market, the FCC was required, pursuant to the 1996 Act, to establish national rules implementing the local competition provisions of the 1996 Act. More specifically, the 1996 Act imposed duties on all local exchange carriers, including incumbent local exchange carriers ("ILECs") and new entrants (sometimes referred to as competitive local exchange carriers, or "CLECs") to provide network interconnection, reciprocal compensation, resale, number portability and access to rights-of-way. Where WilTel provides local telecommunications services, it must comply with these statutory obligations and the FCC's implementing rules.

On March 2, 2004, the U.S. Court of Appeals for the District of Columbia Circuit struck down an FCC rule that required regional telephone companies to open their networks to competitors at reasonable rates. Although a majority of the Commissioners has announced an intention to seek an appeal of this ruling, should the ruling be upheld, competing telephone companies could incur higher costs to lease parts of local networks or have to invest in their own equipment to be able to offer local phone service. This could result in increased costs to WilTel and certain of its customers. The impact of this ruling, possible appeal and ultimate effect on WilTel's business or operations cannot currently be determined.

Access Regulation. Federal regulation affects the cost and thus the demand for long distance services through regulation of interstate access charges, which are the local telephone companies' charges for use of their exchange facilities in originating or terminating interstate transmissions. The FCC regulates the interstate access rates charged to long distance carriers by ILECs and CLECs for the local origination and termination of interstate long distance traffic. Those access rates make up a significant portion of the cost of providing long distance traffic. Since the 1996 Act, the FCC has restructured the access charge system, resulting in significant downward changes in access charge rate levels.

On May 31, 2000, the FCC adopted a proposal submitted by a coalition of long distance companies and RBOCs, referred to as "CALLS," pursuant to which ILEC access rates must be decreased in stages over five years. On September 10, 2001, the United States Court of Appeals for the Fifth Circuit upheld most of the FCC's CALLS order, but remanded for further consideration portions of the order that created a new universal service fund and that set a factor applied annually to reduce access rates at a certain pace. WilTel cannot determine at this time the outcome or likely effect, if any, of that remand proceeding on its business or operations.

On April 27, 2001, the FCC issued a ruling regarding the interstate access charges levied by CLECs on long distance carriers. Effective June 20, 2001, CLEC access charges were required to be reduced over a three-year period to the level charged by ILECs in the competing area. The FCC-ordered reduction in CLEC access charge rates has resulted in a substantial reduction in the per-minute rate CLECs charge WilTel for interstate access services.

On April 19, 2001, the FCC adopted a Notice of Proposed Rulemaking seeking to unify its inter-carrier compensation rules. The FCC proposal seeks to address disparities in rates for access charges and reciprocal compensation (the rates that carriers pay each other for completing calls exchanged between them). The FCC's proposal seeks comments on a transition to a "bill and keep" system pursuant to which carriers would not exchange cash compensation, but would provide call completion services free of charge. Adoption by the FCC of a unified inter-carrier compensation regime that adopts a "bill and keep" regime or that otherwise reduces the rates that carriers may charge for access charges could significantly reduce WilTel's inter-carrier compensation costs and revenues. An intercarrier group of telecommunications companies is seeking to develop an industry consensus to present to the FCC, on which the FCC would then invite additional comments. WilTel is unable to determine at this time the outcome of the FCC proceeding and the industry effort or the resulting impact, if any, on WilTel's business.

Voice-over-IP. In a 1998 report to Congress, the FCC suggested, but did not conclude, that telephone calls using IP could be considered telecommunications services. The FCC has also been asked to consider the regulatory implications of such "voice-over-IP" technology. Certain ILECs have asked the FCC to rule that certain transmission services, such as calls made over the Internet, are subject to regulation as telecommunications services including the assessment of interstate switched access charges and universal service fund assessments. On February 5, 2003, pulver.com filed a petition for declaratory ruling that a service offering that uses IP voice communications is neither telecommunications nor a telecommunications service. On February 19, 2004, the FCC held that the specific "IP-to-IP" service offered by pulver.com is an interstate information service and is neither telecommunications nor a telecommunications service.

Several other voice-over-IP petitions have also been filed. On October 18, 2002, AT&T filed a petition for declaratory ruling that phone-to-phone IP telephone service is an enhanced service carried over the same common Internet backbone facilities as other public Internet traffic, that as such it is a local service exempt from access charges, and that all other phone-to-phone IP and voice-over-IP telephony services are exempt from access charges applicable to circuit-switched interexchange calls unless the FCC prospectively rules otherwise. The FCC may rule on the AT&T petition during the second quarter of 2004. In September 2003, Vonage Holdings Corporation asked the FCC to preempt the Minnesota Public Utility Commission from regulating Vonage's services as a telecommunications service subject to full state regulation. During 2004, both Level 3 Communications and SBC filed petitions seeking FCC rulings on the regulatory framework for voice-over-IP related offerings. Decisions on the Level 3 and SBC petitions are expected towards the beginning of 2005. As carriers and their customers migrate to IP and packet-based technologies, the outcome of such proceedings is likely to affect carrier-carrier and carrier-customer relationships. WilTel is unable to determine at this time the outcome of any of these proceedings or the impact, if any, they could have on its business.

Universal Service. Pursuant to the 1996 Act, in 1997 the FCC established a significantly expanded universal service regime to subsidize the cost of telecommunications services to high-cost areas, to low-income customers, and to qualifying schools, libraries and rural health care providers. Providers of interstate and international telecommunications services, and certain other entities, must pay for these programs by contributing to a Universal Service Fund (the "Fund"). The rules concerning which services are considered when determining how much an entity is obligated to contribute to the Fund are complex; however many of the services sold by WilTel are included in the calculation. Current rules require contributors to make quarterly and annual filings reporting their revenues, and the Universal Service Administrative Company issues monthly bills for the required contribution amounts, based on a quarterly contribution factor approved by the FCC. The FCC announced assessments for the first quarter of 2004 of 8.7% have been reduced from 9.2% in the fourth quarter of 2003. The contribution factor may be higher in future quarters. A portion of WilTel's gross revenues from the provision of interstate and international services are subject to these assessments. For the year ended December 31, 2003, WilTel was assessed approximately $7,100,000 by the Fund.

On December 13, 2002, the FCC issued revised universal service rules and proposed further changes to the universal service contribution methodology. These rules, which became effective January 29, 2003 and likely will be the subject of further reconsideration and appellate proceedings, will apply on an interim basis while the FCC considers additional changes. One such interim rule requires that, beginning April 1, 2003, contributions be based on contributors' projected collected end-user telecommunications revenues, rather than on historical gross-billed revenues. Contributors will be required to report both historical gross-billed revenues from the prior quarter, and projected gross-billed and collected end-user interstate and international telecommunications revenues for the upcoming quarter. The FCC will continue to set a quarterly contribution factor. The FCC is considering other changes to the methodology that could result in WilTel paying a larger percentage of its revenues to the Fund.

WilTel and other contributors to the federal universal service fund may recover their contributions in any manner that is equitable and nondiscriminatory, but may not mark up their federal universal service recovery above the amount of the contribution factor. Carriers may recover their contribution costs through their end-user rates, or through a line item (stated as a flat amount or percentage), provided that the line item does not exceed the total amount associated with the contribution factor. The recovery rules are the subject of a petition for reconsideration pending before the FCC. The rules also allow contributors to renegotiate contract terms that prohibit the pass-through of universal service recovery charges. Unrecovered assessments will increase WilTel's costs.

Detariffing. In November 1996, the FCC ordered non-dominant long distance carriers to cease filing tariffs for domestic, long distance services. In March 2001, the FCC imposed similar detariffing requirements with respect to international services provided by non-dominant carriers such as WilTel. Tariffing is a traditional requirement of telephone companies whereby such companies publicly submit at state and federal regulatory agencies all terms, conditions, pricing and available services governing the sale of all regulated services to the public. The FCC has adopted further rules that require long distance carriers to make specific public disclosures on Internet web sites of their rates, terms and conditions for domestic interstate and international services. The FCC's detariffing actions may significantly affect the ability of non-dominant, interstate and international service providers such as WilTel to rely on filed rates, terms and conditions as a means of providing notice to customers of prices, terms and conditions under which they offer their domestic, interstate and international services; such carriers instead will have to rely on individually negotiated agreements with end users. Detariffing could result in additional costs to the extent WilTel is unable to rely on posted terms and conditions.

In 2001, a coalition of consumer-protection advocates and state regulatory commissions filed a petition for expedited rulemaking with the FCC, asking the FCC to require non-dominant interexchange carriers to give at least 30 days advance written notice to their presubscribed customers of any material change to the rates, terms or conditions of a carrier-customer agreement. The coalition argues that since detariffing took effect, customer agreements generally offered by large long-distance carriers reserve for the carriers the right to unilaterally change rates, terms and conditions at any time, thereby preventing consumers from making informed decisions regarding the terms under which they acquire service from carriers. To date, the FCC has not instituted such a proceeding. If adopted, such requirements could constrain the ability of WilTel to modify its rates, terms and conditions in response to competitive market pressures.

Broadband Regulation. The FCC to date has treated Internet service providers as enhanced service providers rather than common carriers. As such, Internet service providers generally have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute directly to universal service funds. On December 20, 2001, the FCC issued a Notice of Proposed Rulemaking seeking comment on whether ILEC broadband offerings are telecommunications services subject to Title II jurisdiction or, as the FCC already has concluded with respect to cable modem service, information services subject only to Title I jurisdiction. In 2003, the United States Court of Appeals for the Ninth Circuit partially vacated the FCC's determination that cable modem service is subject only to Title I jurisdiction, holding that companies providing cable modem services also offer a telecommunications service component that is subject to Title II regulation. The FCC has sought rehearing of that decision. In a separate Notice of Proposed Rulemaking released February 15, 2002, the FCC sought comment on issues related to broadband access to the Internet over domestic wireline facilities, including whether facilities-based broadband Internet access providers should be required to contribute to support universal service. The FCC has not addressed either of these Notices of Proposed Rulemaking and WilTel cannot determine the impact of the Ninth Circuit decision on these proceedings.

State Regulation

The Communications Act severely restricts state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. However, states retain substantial jurisdiction over intrastate matters, and generally have adopted regulations intended to protect public safety and welfare, ensure the continued quality of communications services, and safeguard the rights of consumers. Some states impose assessments for state universal service programs and for other purposes. To the extent that WilTel provides intrastate telecommunications services, WilTel is subject to various state laws and regulations.

Most state public utility and public service commissions require some form of certificate of authority or registration before offering or providing intrastate services, including competitive local telecommunications services. Currently, WilTel or its subsidiary, WilTel Local Network, LLC, hold authorizations to provide such services, at least to some extent, in all 50 states and the District of Columbia.

In most states, in addition to the requirement to obtain a certificate of authority, WilTel must request and obtain prior regulatory approval of price lists or tariffs containing rates, terms and conditions for its regulated intrastate services. WilTel is required to update or amend these tariffs when it adjusts its rates or adds new products. WilTel believes that most states do not regulate its provision of dark fiber. If a state did regulate its provision of dark fiber, WilTel could be required to provide dark fiber in that state pursuant to tariffs and at regulated rates.

WilTel is also subject to various reporting and record-keeping requirements in states in which it is authorized to provide intrastate services. Many states also require prior approval for transfers of control of certified providers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and undertaking of significant debt obligations. States generally retain the right to sanction a service provider or to condition, modify or revoke certification if a service provider violates applicable laws or regulations. Fines and other penalties also may be imposed for such violations. While WilTel believes that it is substantially in compliance with applicable state laws and regulations that are material to its operations, it cannot guarantee that state regulatory authorities or third parties will not raise issues with regard to its compliance.

State regulatory commissions generally regulate the rates that ILECs charge for intrastate services, including intrastate access services paid by providers of intrastate long distance services. WilTel's intrastate services compete against the regulated rates of these carriers and also utilize certain ILEC services. State regulatory commissions also regulate the rates ILECs charge for interconnection of network elements with, and resale of, services by competitors. State commissions have initiated proceedings that could have the potential to affect the rates, terms and conditions of intrastate services. WilTel, through WilTel Local Network, LLC, has entered into or is in the process of entering into interconnection agreements with various ILECs and the rates, terms and conditions contained in such agreements will be affected by such state proceedings.

Local Regulation

Some jurisdictions require WilTel to obtain street use and construction permits and licenses and/or franchises before installing or expanding its fiber-optic network using municipal rights-of-way. Termination of, or failure by WilTel to renew, its existing franchise or license agreements could have a material adverse effect on its operations. In some municipalities where WilTel has installed or may construct facilities, it is required to pay license or franchise fees based on a percentage of gross revenue, a flat annual fee or a per linear foot basis. WilTel cannot guarantee that fees will remain at their current levels following the expiration of existing franchises. In addition, WilTel could be at a competitive disadvantage if its competitors do not pay the same level of fees as it does. The Communications Act requires municipalities to manage public rights of way in a competitively neutral and non-discriminatory manner and prohibits the imposition of right-of-way fees as a means of raising revenue. A considerable amount of litigation has challenged right-of-way fees on the grounds that such fees violate the Communications Act. The outcome of such litigation may affect WilTel's costs of operations.

Other U.S. Regulation

WilTel's operations are subject to a variety of federal, state and local environmental, safety and health laws and governmental regulations. These laws and regulations govern matters such as the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites and endangered species, and the health and safety of employees. WilTel also may be subject to environmental laws requiring the investigation and cleanup of contamination at sites it owns or operates or at third-party waste disposal sites. Such laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination.

WilTel owns or operates numerous sites in connection with its operations. WilTel monitors compliance with environmental, safety and health laws and regulations and believes it is in material compliance; however, it cannot give assurances that it has been or will be in complete compliance with these laws and regulations. WilTel may be subject to fines or other sanctions imposed by governmental authorities if it fails to obtain certain permits or violates their respective laws and regulations.

WilTel has ownership interests in and utilizes certain submarine cable systems for the provision of telecommunications services. WilTel, through its joint ownership interests, is subject to certain state and federal laws and regulations governing the construction, maintenance and use of such facilities. Such laws and regulations may include corridor restrictions, exclusionary zones, undersea cable fees or right-of-way use fees for submerged lands. Increased regulation of cable assets or assessments may affect the cost and ultimately the demand for services provided over such facilities.

Foreign Regulation

The provision of telecommunications services in foreign countries is also regulated and varies from country to country. Telecommunications carriers are generally required to obtain permits, licenses or authorizations to initiate or terminate communications in a country. Many regulatory systems have only recently faced the issues raised by competition and are still in the process of development. Although the services WilTel currently provides outside the U.S. are not currently material, if WilTel expands its foreign operations it will be subject to substantial regulatory requirements. Foreign telecommunications laws and regulations are changing and WilTel cannot determine at this time the impact, if any, that such future regulatory, judicial or legislative activities may have on its business or operations.

International switched long distance traffic between two countries historically is exchanged under correspondent agreements between carriers, each owning network transmission facilities in their respective countries. Correspondent agreements generally provide for, among other things, the termination of switched traffic in, and the return of switched traffic to, the carriers' respective countries at a negotiated accounting rate. Settlement costs, typically one-half of the accounting rate, are reciprocal fees owed by one international carrier to another for transporting traffic on its facilities and terminating that traffic in the other country. The FCC and regulators in foreign countries may regulate agreements and settlements between U.S. and foreign carriers.

In October 2002, the FCC issued a Notice of Proposed Rulemaking to consider further reforms to its International Settlement Policy, International Simple Resale policy and benchmark policy, based on increased participation and competition in the U.S.-international market, decreased settlement and end-user rates and increased liberalization and privatization in foreign markets. The outcome of this proceeding could result in lower rates for some international services and increased demand for these services by some of WilTel's customers, with a resulting increased demand for capacity on WilTel's U.S. facilities, including its domestic network.

HEALTHCARE SERVICES

Business Description

In September 2003, the Company acquired Symphony for approximately $36,700,000, including expenses. Established in 1994, Symphony provides post-acute healthcare services, offering an extensive package of services to owners and operators of health care facilities. Symphony provides contract therapy, long-term care consulting and temporary staffing to skilled nursing facilities, hospitals, sub-acute care centers, assisted living facilities, schools and other healthcare providers. Symphony currently operates in 40 states, providing services at approximately 2,000 locations through its employee workforce of approximately 4,900 part-time and full time skilled healthcare professionals. The businesses owned by Symphony operate under the names RehabWorks, Symphony Respiratory Services, NurseWorks and Polaris Group.

The principal services offered by Symphony are described below.

Contract Therapy Services. Physical therapy, occupational therapy, speech pathology and respiratory therapy services provided to various health care providers and schools. Services include compliance and clinical training, recruitment, orientation and staffing, management information and reimbursement expertise.

Healthcare Staffing Services. Placement of temporary healthcare professionals in hospitals and skilled nursing facilities generally ranging from one day to 13-week assignments.

Consulting Services. These services assist healthcare providers in managing Medicare reimbursement to ensure that systems and procedures are in place to manage costs and cash flow.

When determining how to meet their rehabilitation therapy and healthcare staffing needs, healthcare providers are faced with an "in-source" or "outsource" decision, to either manage the rehabilitation therapy unit in-house or contract the service to an outside vendor. As healthcare expenditures in the U.S. have continued to increase, healthcare providers have experienced increased cost reduction pressures as a result of managed care and the implementation of prospective payment systems and other changes in Medicare reimbursement. Prior to the implementation of the prospective payment system, healthcare providers were reimbursed for all costs including overhead. Under the current reimbursement system, reimbursement is based upon fixed fee schedules. Symphony's services give its customers increased flexibility in managing staffing levels and enables them to reduce their overall costs by converting a fixed cost into a variable cost. Contract therapy is available on a full-time, part-time and on-call basis, and can be customized at each location according to the particular needs of a facility or patient. Contract therapy services also include full therapy program management with a full-time program manager who is also a therapist and two to four professionals trained in physical and occupational therapy or speech/language pathology. Symphony generally bills its customers either on the basis of a negotiated patient per diem rate or a negotiated fee schedule based on the type of service rendered. Symphony is also the largest provider of therapy services to the Department of Education of New York City.

Symphony's revenues and growth are affected by trends and developments in healthcare spending, which has been increasing at an accelerated rate over the past five years. Demographic considerations also affect the amount spent on healthcare. Due to the increasing life expectancy of Americans, the number of people aged 65 years or older has been growing and is expected to increase in the future. These trends, combined with the need for healthcare providers to find more cost effective means to deliver their services, may encourage healthcare providers to use the services that Symphony offers.

Competition

The contract therapy and healthcare staffing services businesses compete in national, regional and local markets with full-service staffing companies and with specialized staffing agencies. The program management services business competes with companies that may offer one or more of the same services and with hospitals and skilled nursing facilities that do not choose to outsource their acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy programs. The managed inpatient units and outpatient programs are in highly competitive markets and compete for patients with other hospitals and skilled nursing facilities.

There is a significant shortage of skilled healthcare professionals who provide Symphony's services, and Symphony's revenues are significantly dependent on its ability to attract, develop and retain qualified nurses, therapists and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of customers. Symphony competes for healthcare staffing personnel, including nurses and therapists, with other healthcare companies, as well as actual and potential customers, some of whom seek to fill positions with either regular or temporary employees.

Government Regulation

Healthcare providers are subject to a complex array of federal, state and local regulations which include but are not limited to Medicare and Medicaid regulations, licensure regulations, fraud and abuse regulations, as well as regulations regarding the confidentiality and security of health-related information. If Symphony fails to comply with these laws it can result in civil penalties, criminal penalties and/or exclusion from participation with programs such as Medicare and Medicaid. Failure of Symphony's customers to meet regulatory requirements could have an adverse impact on its business.

Symphony's customers are subject to state licensure and Medicare certification requirements with respect to their facilities and healthcare professionals. Symphony is also subject to these requirements when it is the direct provider of the service. Systems are in place to assure that these requirements are met before Symphony's healthcare professionals treat patients.

In most instances, customers participate in the Medicare and Medicaid programs as do certain of Symphony's outpatient therapy facilities. As such, they are subject to Medicare and Medicaid's regulations regarding quality of care, qualifications of personnel, adequacy of physical plant, as well as billing and payment regulations. These regulations are written, published and administered by the Centers for Medicare and Medicaid Services and are monitored for compliance.

Various federal and state laws prohibit the knowing and willful submission of false claims or fraudulent claims to obtain payment from Medicare, Medicaid or other government programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for or recommend services or goods covered by Medicare, Medicaid or other government healthcare programs.

The Balanced Budget Act of 1997 mandated the phase-in of a prospective payment system for skilled nursing facilities and units based on resource utilization group classifications. The Act also affected Medicare reimbursement for outpatient rehabilitation services. All of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities. Under the prospective payment system, reimbursement for services is based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount established by the Centers for Medicare and Medicaid Services. This reimbursement system applies regardless of whether the therapy services are furnished in a hospital outpatient department, a skilled nursing facility, a physician's office, or the office of a therapist in private practice. Under current law, an outpatient therapy program that is not designated as being hospital provider-based is subject to annual limits on payment for therapy services. However, these limits have been suspended through December 31, 2005.

The Health Insurance Portability and Accountability Act of 1996 is designed to improve efficiency in healthcare delivery by standardizing electronic data interchange and by protecting the confidentiality and security of an individual's health data by setting and enforcing national standards of practice. Virtually all healthcare providers are affected by the law, which consists of three primary areas, standards for electronic transactions, privacy and security. The privacy rule and the standards for electronic transactions are currently effective and the security rule is scheduled to become effective on April 21, 2005.

BANKING AND LENDING

Business Description

The Company's banking and lending operations principally are conducted through American Investment Bank, N.A. ("AIB"), a national bank subsidiary, and American Investment Financial ("AIF"), a Utah industrial loan corporation. AIB and AIF take money market and other non-demand deposits that are eligible for insurance provided by the FDIC. AIB and AIF had aggregate deposits of $145,500,000 and $392,900,000 at December 31, 2003 and 2002, respectively.

The Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $205,500,000 and $373,600,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, 47% were loans to individuals generally collateralized by automobiles; 47% were loans to consumers, substantially all of which were collateralized by real or personal property; 2% were loans to small businesses; and 4% were unsecured loans.

Historically, collateralized personal automobile instalment loans were primarily made through automobile dealerships to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. These loans were made to consumers principally to purchase used, moderately priced automobiles, typically had an initial loan balance of approximately $12,200, an average contractual maturity of 58 months and an anticipated average life of 26 months. In September 2001, the Company decided to stop originating subprime automobile loans as a result of increasing loss experience and the increasingly difficult competitive environment. The Company's other consumer lending programs primarily consisted of marine, recreational vehicle, motorcycle and elective surgery loans. In January 2003, due to economic conditions, portfolio performance and the relatively small size of these loan portfolios and target markets, the Company stopped originating these loans as well.

Since it ceased loan origination activities, operating activities at this segment have been limited to maximizing the amount collected from its loan portfolio and liquidating the business in an orderly and cost efficient manner. In September 2003, the banking and lending segment outsourced substantially all of its consumer loan servicing and collection functions to a third party service provider, in order to reduce overhead costs and convert these activities into a variable cost that declines as the size of the portfolio declines. While expense savings were achieved, delinquency in each serviced portfolio increased during the first 90 days after the transfer to the service provider and has not returned to normal levels. The Company believes the deteriorating delinquency results from the service provider not dedicating adequate resources to the collection efforts, and it has been the Company's experience that once accounts reach certain delinquency levels, a high percentage are eventually charged off. As a result, the banking and lending segment recorded an additional provision for loan losses of $4,000,000 in 2003.

In January 2004, AIB filed an application with the Office of the Comptroller of the Currency (the "OCC"), the primary regulator of AIB, to merge AIF into AIB. In March 2004, the OCC approved AIB's application for merger subject to AIB submitting a written plan to the OCC specifying the steps and timeframes AIB will use to ensure an orderly liquidation of its operations. This condition is consistent with AIB's objectives, although AIB will not be able to surrender its national bank charter and fully liquidate its operations until such time as all deposit liabilities have been repaid or sold. The Company expects that the merger will be completed during the second quarter of 2004, will result in a further reduction in overhead costs and constitutes the next step in the liquidation of this segment. AIB has been reducing its deposit liabilities during the past two years, and is currently offering early withdrawal incentives, and may eventually sell remaining deposits to another institution. The banking and lending segment continues to have discussions with potential purchasers of its loan portfolios, although it has not yet accepted any offers. These discussions are expected to continue.

Certain information with respect to the Company's banking and lending segment is as follows for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	2003	2002	2001
Average loans outstanding	**$282,986**	$440,810	$545,036
Interest income earned on loans	**$ 53,944**	$ 86,018	$111,849
Average loan yield	**19.1%**	19.5%	20.5%
Average deposits outstanding	**$232,631**	$454,497	$536,020
Interest expense on non-demand deposits	**$ 8,553**	$ 18,035	$ 31,499
Average rate on non-demand deposits	**3.7%**	3.9%	5.9%
Net yield on interest-bearing assets	**12.1%**	11.5%	13.3%

Investments held by the banking and lending segment are primarily short-term bonds and notes of the U.S. and its agencies.

It is the Company's policy to charge to income an allowance for losses which, based upon management's analysis of numerous factors, including current economic trends, aging of the loan portfolio, historical loss experience and collateral value, is deemed adequate to cover probable losses on outstanding loans. At December 31, 2003, the allowance for loan losses for the Company's entire loan portfolio was $24,200,000 or 11.8% of the net outstanding loans, compared to $31,800,000 or 8.5% of net outstanding loans at December 31, 2002.

The Company's policy is to charge-off an account when the property securing the delinquent loan is repossessed and liquidated. Loans are generally assigned to repossession when they become 60 days delinquent. Otherwise, the Company charges off the account due to customer bankruptcy and in no event later than the month in which it becomes 120 days delinquent. The charge-off represents the difference between the net realizable value of the property and the amount of the delinquent loan, including accrued interest.

Government Regulation

The Company's principal banking and lending operations are subject to detailed supervision by state authorities, as well as federal regulation pursuant to the Federal Consumer Credit Protection Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Right to Financial Privacy Act, the Community Reinvestment Act, the Fair Credit Reporting Act and regulations promulgated by the Federal Trade Commission and the Board of Governors of the Federal Reserve System. The Company's banking operations are subject to federal and state regulation and supervision by, among others, the OCC, the FDIC and the State of Utah. AIF's primary federal regulator is the FDIC.

As a result of deteriorating portfolio performance and AIB's consequent decision to cease originating new consumer loans, in February 2003 AIB entered into a formal agreement with the OCC, agreeing to develop a written strategic plan subject to prior OCC approval for the continued operations of AIB, to continue to maintain certain risk-weighted capital levels, to obtain prior approval before paying any dividends, to provide certain monthly reports and to comply with certain other criteria. In May 2003, the OCC approved AIB's strategic plan. AIB is also unable to accept brokered deposits during the period the agreement remains in effect. In the event AIB fails to comply with the agreement, the OCC would have the authority to assert formal charges and seek other statutory remedies and AIB may also be subject to civil monetary penalties. AIB is complying with the agreement and, given that it has ceased all lending activities, the agreement is not expected to have a significant impact on its operations. However, no assurance can be given that other regulatory actions will not be taken.

The Competitive Equality Banking Act of 1987 ("CEBA") places certain restrictions on the operations of AIB and restricts further acquisitions of banks and savings institutions by the Company. CEBA does not restrict AIF as currently operated.

MANUFACTURING

Through its plastics division, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products. The products are primarily used to add strength to other materials or act as barriers, such as warning fences and crop protection from birds. This division is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control, nonwoven reinforcement and crop protection. Certain of the division's products are proprietary, protected by patents and/or trade secrets. It markets its products both domestically and internationally, with approximately 16% of its 2003 revenues generated by customers in Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the United States and Europe. Manufacturing revenues were $53,300,000, $50,700,000 and $53,700,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

New product development focuses on market niches where the division's proprietary technology and expertise can lead to sustainable competitive economic advantages. Historically, this targeted product development generally has been carried out in partnership with a prospective customer or industry where the value of the product has been recognized. The plastics division has also begun focusing on developing products which provide an upgrade to a current product used by an existing customer. As an example, during 2004 the division launched a new biodegradable product which is being sold to existing customers in the erosion control market. Over the last several years, the plastics division has spent approximately 2% to 5% of annual sales on the development and marketing of new products and new applications of existing products.

The plastics division is subject to domestic and international competition, generally on the basis of price, service and quality. Additionally, certain products are dependent on cyclical industries, including the construction industry. Although revenues increased by 5% in 2003, revenues declined in each of 2002 and 2001 as compared to the prior year. Revenues in all periods reflect the loss of certain customers to competitors on the basis of price, as well as lower prices charged by the division. The plastics division is attempting to develop new products, applications and markets to replace its lost business and utilize its excess capacity. In addition, the Company has been focusing on reducing operating and overhead costs, improving service levels and reducing lead times.

The plastics division currently has excess manufacturing capacity. The excess capacity results from both the loss of customers served by its U.S. manufacturing facilities, and the failure of the division's manufacturing facility in Belgium to achieve the level of revenues and profitability that was originally expected. The Belgium facility, which became operational in the third quarter of 2001, has not been able to independently develop a sizeable customer base on its own, and the plastic division also lost a major customer for whom the facility was expected to produce products. A new general manager has been hired at the facility to develop and implement marketing and sales initiatives directed at generating revenue growth.

The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on the plastics division.

DOMESTIC REAL ESTATE

At December 31, 2003, the Company's domestic real estate assets had a book value of $144,300,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company's largest domestic real estate investment consists of a 90% interest in 8 acres of unimproved land in Washington, D.C., which was acquired in September 2003 for $53,800,000. The land is zoned for a minimum of 2,000,000 square feet of commercial office space that the Company intends to develop in phases once acceptable tenants or purchasers are identified. The Company owns a 718-room hotel located on Waikiki Beach in Hawaii that has a book value of $41,600,000 at December 31, 2003. The hotel was fully renovated during 2001 and 2002, and for 2003 had an occupancy rate of approximately 66% and a net average daily room rate of $97.94. The Company secured non-recourse financing for these two projects, which aggregated $43,800,000 as of December 31, 2003.

The Company owns 30% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 9.4% and 8.7% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. Its principal asset is the master-planned community located in San Diego County, California known as San Elijo Hills, which it purchased from the Company in 2002. The Company accounts for its investment in HomeFed under the equity method of accounting; as of December 31, 2003 its investment had a carrying value of $40,200,000 which is included in investments in associated companies. HomeFed is a publicly traded company listed on the NASD OTC Bulletin Board (Symbol: HOFD).

Certain of the Company's other real estate investments and their respective carrying values as of December 31, 2003 include: an operating 444,000 square foot office building in Indianapolis, Indiana ($15,600,000); a proposed 95 lot residential development project located in South Walton County, Florida ($9,800,000); and an operating shopping center on Long Island, New York that has 60,000 square feet of retail space ($7,000,000).

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

OTHER OPERATIONS

The Company owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge, which was acquired in 1991, has been conducting operations since 1978, while the Company started Archery Summit in 1993. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market. During 2003, the wineries sold approximately 63,500 9-liter equivalent cases of wine generating wine revenues of $13,200,000. Approximately 9% of the revenues of the wineries and 24% of case sales were derived from a wine that is not in the luxury segment and is made from purchased grapes. Demand for wine in the luxury market segment can rise and fall with general economic conditions, and is also significantly affected by available supply. Luxury wines available for sale in any given year are dependent upon harvest yields of earlier periods, which can fluctuate from harvest to harvest.

Since acquisition, the Company's investment in winery operations has grown, principally to fund the Company's acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. It can take up to five years for a new vineyard property to reach full production and, depending upon the varietal produced, up to three years after grape harvest before the wine can be sold. For the 2003 harvest, approximately 98% of the Company's vineyards were producing grapes and the balance was under development. Certain of the wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. At December 31, 2003, the Company's combined net investment in these wineries was $60,800,000.

The Company's 72.5% interest in MK Gold had a net carrying value of $64,300,000 at December 31, 2003. MK Gold's subsidiary, Cobre Las Cruces, S.A., a Spanish company, holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. During 2003, a new feasibility study for the project was prepared by DMT-Montan Consulting GmbH, Lurgi Metallurgie GmbH, and Outokumpu Technology Group, which incorporates the requirements of various local regulatory authorities. The feasibility study includes a new proven and probable ore reserve calculation prepared by DMT which has increased to 16.1 million metric tons of copper ore at an average grade of 6.53% copper, overlain by 150 meters of unconsolidated overburden. The Company's prior feasibility study conducted in 2001 estimated a proven and probable ore reserve of 15.8 million metric tons at an average grade of 5.94% copper.

Based on the study, the capital costs of the project are now estimated at 281 million euros ($346,400,000 at exchange rates in effect on March 9, 2004), including working capital, land purchases, and contingencies, but excluding interest during construction and other financing costs. Cash operating costs per pound of copper produced are expected to average 0.33 euros per pound ($.41 per pound) of copper produced. The project's capital and operating costs will be paid for in euros, while copper revenues during the life of the mine will be based on the U.S. dollar. Should the euro continue to appreciate against the U.S dollar, the capital cost of the mine expressed in U.S. dollar terms would increase, negatively impacting the project's viability and profitability.

Development of the Las Cruces project will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. Environmental approval of the project has been obtained from the Spanish and Andalusian government agencies. During 2003, three important water permits and the mining concession were received, although other important permits still need to be obtained. Assuming required permits and financing are obtained in a timely manner, MK Gold anticipates that final design will begin in 2004, followed by construction and mine development thereafter. Copper production is not expected to begin until 2006. Although MK Gold believes the necessary permitting and financing will be obtained, no assurances can be given that they will be successful. Further, there may be other political and economic circumstances that could prevent or delay development of Las Cruces.

OTHER INVESTMENTS

In December 2003, the Company purchased all of the debt obligations under the senior secured credit facility of ATX Communications, Inc. and certain of its affiliates ("ATX") for $25,000,000, and also entered into an amendment to the facility pursuant to which the Company agreed to refrain from exercising certain of its rights under the facility, subject to certain conditions. ATX is an integrated communications provider that offers local exchange carrier and inter-exchange carrier telephone, Internet, high-speed data and other communications services to business and residential customers in targeted markets throughout the Mid-Atlantic and Midwest regions of the U.S. ATX is a public company traded on the NASD OTC Bulletin Board (Symbol: COMMQ).

Concurrently with the purchase of the facility and the execution of the amendment, the Company entered into a conversion agreement pursuant to which the Company agreed, upon the satisfaction of certain conditions, to convert the senior secured debt of ATX into 100% of the preferred stock (with a liquidation preference of $25,000,000) and 100% of the common stock of a reorganized ATX. As contemplated by these agreements, in January 2004 ATX commenced a voluntary chapter 11 case in order to reorganize its financial affairs. The reorganization of ATX and the implementation of the conversion agreement are subject to the approval of the bankruptcy court. Assuming the conversion agreement is implemented in its current form, the Company will consolidate ATX as of the date the reorganization is completed.

The Company has an investment in Berkadia, an entity jointly owned by the Company and Berkshire Hathaway Inc. ("Berkshire"). In 2001, Berkadia lent $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of FINOVA, to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received newly issued shares of common stock of FINOVA representing 50% of the stock of FINOVA outstanding on a fully diluted basis. In 2001, the Company entered into a ten-year management agreement with FINOVA, for which it receives an $8,000,000 annual fee that it shares equally with Berkshire. FINOVA is a financial services holding company that, prior to its filing for bankruptcy, provided a broad range of financing and capital markets products, primarily to mid-size businesses. Since its chapter 11 restructuring, FINOVA's business activities have been limited to the orderly collection and liquidation of its assets and FINOVA has not engaged in any new lending activities.

Berkadia financed the Berkadia Loan with bank financing that was guaranteed, 90% by Berkshire and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire). All income related to the Berkadia Loan, after payment of financing costs, was shared 90% to Berkshire and 10% to the Company. In February 2004, FINOVA fully repaid the Berkadia Loan, and Berkadia fully repaid its bank financing, thereby eliminating the Company's guaranty. Pursuant to the management agreement, the Company continues to manage FINOVA, for which it receives the fee described above. Although the term of the Company's management agreement with FINOVA extends until August 2011, the Company cannot provide assurances that the agreement (and the fee the Company receives) will remain in effect after November 2009, at which time FINOVA's bond debt matures.

At December 31, 2003, the book value of the Company's investment in Olympus was $116,000,000. Olympus was formed in 2001 to take advantage of the lack of capacity and favorable pricing in the reinsurance market. It has entered into a quota share reinsurance agreement with Folksamerica

Reinsurance Company, an affiliate of White Mountains Insurance Group, Ltd. ("WMIG"), and has also entered into reinsurance transactions with other parties. When the market opportunity to underwrite reinsurance business on favorable terms recedes, the by-laws of Olympus include mechanisms to return its capital to its investors, subject to Bermuda insurance regulations and other laws restricting the return of capital. In June 2003, the Company sold 567,574 common shares of Olympus back to Olympus pursuant to an issuer tender offer for total proceeds of $79,500,000, and recognized a gain of $1,500,000. After completion of the tender, the Company's interest in Olympus declined from 25% to 16.1%. For the year ended December 31, 2003, the Company recorded $40,400,000 of pre-tax income from this investment under the equity method of accounting.

At December 31, 2003, the book value of the Company's equity investment in JPOF II, a registered broker-dealer, was $114,800,000. JPOF II is managed by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the year ended December 31, 2003, the Company recorded $14,800,000 of pre-tax income from this investment under the equity method of accounting; this amount was distributed to the Company in 2004.

In December 2001, the Company invested $50,000,000 in EagleRock, a limited partnership that invests primarily in securities and other obligations of highly leveraged, distressed and out of favor companies. At December 31, 2003, the book value of the Company's equity investment in EagleRock was $95,400,000. For the years ended December 31, 2003 and 2002, the Company recorded $49,900,000 of pre-tax income and $4,500,000 of pre-tax losses, respectively, from this investment under the equity method of accounting. EagleRock has not made any cash distributions since its inception.

The Company owns 375,000 common shares that represent approximately 4.2% of WMIG. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. At December 31, 2003, the Company's investment had a market value of $172,500,000.

The Company owns approximately 36% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. As of December 31, 2003, the Company's investment of $12,100,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at March 5, 2004 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): AmeriKing, Inc. ("AmeriKing") (6.8%), Carmike Cinemas, Inc. ("Carmike") (6%), FINOVA (25%), HomeFed (30%), International Assets Holding Corporation (15.5%), Jackson Products, Inc. ("Jackson") (6.2%), Jordan Industries, Inc. ("JII") (10.1%), Metrocall Holdings, Inc. (9.6%), and ParkerVision, Inc. (6.3%). The Company also owns 19.4% of JII's Senior Subordinated Discount Debentures due 2009 ($18,400,000 aggregate principal amount) and 22.8% of JII Holdings Senior Secured Notes due 2007 ($39,500,000 aggregate principal amount).

From 1982 through the fourth quarter of 2002, a subsidiary of the Company has had a partnership interest in The Jordan Company LLC and Jordan/Zalaznick Capital Company, entities that specialized in structuring leveraged buyouts in which the owners are given the opportunity to become equity participants. These equity investments include AmeriKing, Carmike, Jackson, JII, JZ Equity Partners PLC (a British company traded on the London Stock Exchange in which the Company holds a 6.5% equity interest), and a total of 35 other private companies. As of December 31, 2003, these investments are carried in the Company's consolidated financial statements at $96,000,000, of which $79,800,000 relates to public companies carried at market value. The Jordan-related partnerships were terminated at the end of 2002.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report and Notes to Consolidated Financial Statements.

Item 2. Properties.

The WilTel network and its component assets are the principal properties that WilTel operates and are described in Item 1 herein. WilTel purchased or leased various rights of way to install its network; almost all of its rights of way agreements extend through 2018. WilTel owns or leases sites in approximately 200 U.S. cities and towns used for office space and for its transmission, routing and switching equipment. These facilities range in size from 2,000 square feet to 750,000 square feet and total approximately 3,800,000 square feet, including WilTel's 750,000 square foot headquarters building located in Tulsa, Oklahoma, which it owns.

Through its various subsidiaries, the Company owns and utilizes office space in Salt Lake City, Utah for corporate and banking and lending activities (totaling approximately 80,200 square feet). Subsidiaries of the Company own facilities primarily used for manufacturing located in Georgia and Genk, Belgium (totaling approximately 410,300 square feet) and facilities and land in California and Oregon used for winery operations (totaling approximately 123,300 square feet and 469 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. Symphony also leases facilities in a number of locations that are used for administrative functions and outpatient therapy services. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of March 5, 2004, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	63	Chairman of the Board	June 1978
Joseph S. Steinberg	60	President	January 1979
Thomas E. Mara	58	Executive Vice President and Treasurer	May 1980; January 1993
Joseph A. Orlando	48	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	49	Vice President and Comptroller	April 1996
H.E. Scruggs	46	Vice President	August 2002

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978 and as Chairman of the Board of FINOVA since August 2001. In addition, he has served as a director of MK Gold since June 1995. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of MK Gold since June 1995, JII since June 1988, HomeFed since August 1998 (Chairman since December 1999), FINOVA since August 2001 and WMIG since June 2001.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company since January 1993. In addition, he has served as a director of MK Gold since February 2000 and President of MK Gold since March 2004, and as a director of FINOVA since September 2002 and Chief Executive Officer of FINOVA since September 2002.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Scruggs joined the Company in 1995, served as Vice President from March 2000 through December 2001, and from August 2002 until the present. In addition, he has served as a director of MK Gold since March 2001.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE and Pacific Exchange, Inc. under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2002		
First Quarter	$36.04	$28.00
Second Quarter	38.16	30.95
Third Quarter	36.37	27.62
Fourth Quarter	40.27	32.85
2003		
First Quarter	$38.60	$32.59
Second Quarter	39.44	35.79
Third Quarter	39.40	36.33
Fourth Quarter	46.19	37.78
2004		
First Quarter (through March 5, 2004)	$53.75	$46.03

As of March 5, 2004, there were approximately 3,053 record holders of the common shares.

In 2003 and 2002, the Company paid cash dividends of $.25 per common share. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of common shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments. The Company's regulated subsidiaries are restricted in the amount of distributions that can be made to the Company without regulatory approval. For further information, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report.

Certain subsidiaries of the Company have significant net operating loss carryforwards ("NOLs") and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2005, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward. The Company intends to seek shareholder approval to extend these restrictions.

On May 14, 2002, shareholders approved the Company's reorganization from New York, its current state of incorporation, to Bermuda. The Company continues to evaluate the possibility of reorganizing as a Bermuda company and would not implement the reorganization unless the estimated cost of the reorganization is acceptable given the anticipated benefits. If the Board of Directors has not determined to implement the reorganization before the 2005 annual meeting of shareholders, management will either abandon the reorganization or resubmit it for shareholder approval at the 2005 annual meeting of shareholders. In addition, the Board of Directors may determine to abandon the reorganization for other reasons deemed to be in the Company's best interests and/or the best interest of its shareholders.

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues (b)	**$556,375**	$241,805	$374,161	$493,408	$460,814
Expenses	**590,404**	283,330	301,079	292,105	226,171
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**(34,029)**	(41,525)	73,082	201,303	234,643
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies (c)	**10,172**	103,340	84,423	133,087	195,175
Minority expense of trust preferred securities, net of taxes	**(2,761)**	(5,521)	(5,521)	(5,521)	(5,521)
Equity in income (losses) of associated companies, net of taxes	**76,947**	54,712	(15,974)	19,040	(1,906)
Income from continuing operations	**84,358**	152,531	62,928	146,606	187,748
Income (loss) from discontinued operations, including gain (loss) on disposal, net of taxes	**12,696**	9,092	(70,847)	(30,598)	27,294
Cumulative effect of a change in accounting principle	**–**	–	411	–	–
Net income (loss)	**97,054**	161,623	(7,508)	116,008	215,042
Per share:					
Basic earnings (loss) per common share:					
Income from continuing operations	**$1.38**	$2.74	$ 1.13	$2.64	$3.16
Income (loss) from discontinued operations, including gain (loss) on disposal	**.20**	.16	(1.28)	(.55)	.46
Cumulative effect of a change in accounting principle	**–**	–	.01	–	–
Net income (loss)	**$1.58**	$2.90	$ (.14)	$2.09	$3.62
Diluted earnings (loss) per common share:					
Income from continuing operations	**$1.37**	$2.72	$ 1.13	$2.64	$3.16
Income (loss) from discontinued operations, including gain (loss) on disposal	**.20**	.16	(1.28)	(.55)	.46
Cumulative effect of a change in accounting principle	**–**	–	.01	–	–
Net income (loss)	**$1.57**	$2.88	$ (.14)	$2.09	$3.62

	At December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$1,602,495**	$1,043,471	$1,080,271	$ 998,892	$ 759,089
Total assets	**4,397,164**	2,541,778	2,469,087	2,417,783	2,255,239
Debt, including current maturities	**1,178,834**	233,073	252,279	190,486	268,736
Customer banking deposits	**145,532**	392,904	476,495	526,172	329,301
Shareholders' equity	**2,134,161**	1,534,525	1,195,453	1,204,241	1,121,988
Book value per common share	**$30.13**	$25.74	$21.61	$21.78	$19.75
Cash dividends per common share	**$ .25**	$ .25	$ .25	$ .25	$13.58

(footnotes on next page)

(a) WilTel is reflected as a consolidated subsidiary as of November 6, 2003, the date the Company acquired the balance of the WilTel shares it did not previously own in exchange for the issuance of 11,156,460 common shares of the Company. In 2002, the Company acquired 47.4% of WilTel for $353,900,000 in cash, including expenses, which was accounted for by the Company under the equity method of accounting. The Company's share of WilTel's losses prior to November 6, 2003 is included in the caption equity in income (losses) of associated companies ($52,087,000 for 2003 and $13,374,000 for 2002). For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $9,953,000, $(37,066,000), $28,450,000, $124,964,000 and $16,268,000 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(c) As a result of the favorable resolution of various state and federal income tax contingencies, the income tax provision reflects a benefit of approximately $24,400,000 for 2003, $120,000,000 for 2002 and $36,200,000 for 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Report.

Liquidity and Capital Resources

Parent Company Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, while the Parent does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this Report), further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, bank borrowings, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its regulated and non-regulated subsidiaries.

As of December 31, 2003, the Company's readily available cash, cash equivalents and marketable securities, excluding amounts held by its regulated subsidiaries and non-regulated subsidiaries that are parties to agreements which restrict the payment of dividends, totaled $1,194,500,000. This amount is comprised of cash and short-term bonds and notes of the United States Government and its agencies of $675,400,000 (56.6%), the equity investment in WMIG of $172,500,000 (14.4%) (that can be sold privately or otherwise in compliance with the securities laws and have the benefit of a registration rights agreement), and other publicly traded debt and equity securities aggregating $346,600,000 (29%). The investment income realized from these investments is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt, tax payments and corporate overhead expenses.

The Parent company's only long-term cash requirement is to make principal payments on its long-term debt ($514,000,000 outstanding as of December 31, 2003), of which $40,800,000 is due before 2013. Historically, the Parent has used its available liquidity to make acquisitions of new businesses, but the timing of any future acquisitions and the cost cannot be predicted. Should the Company require additional liquidity for an acquisition or any other purpose, the Company also has an unsecured bank credit facility of $110,000,000 that matures in 2006 and bears interest based on the Eurocurrency Rate or the prime rate. No amounts are currently outstanding under the bank credit facility. In addition, based on discussions with commercial and investment bankers, the Company believes that it has the ability to raise additional funds under acceptable conditions for use in its existing businesses or for appropriate investment opportunities. Standard & Poor's and Duff & Phelps Inc. have rated the Company's senior debt obligations as investment grade since 1993, while Moody's Investors Services, Inc. rates the Company's senior debt obligations below investment grade. Ratings issued by bond rating agencies are subject to change at any time.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The private placement included 2,907,599 common shares and newly authorized Series A Non-Voting Convertible Preferred Stock that were mandatorily convertible into 1,347,720 common shares within 90 days of issuance. Such shares were converted into common shares in March 2003.

During 2003, the Company sold $275,000,000 aggregate principal amount of its newly authorized 7% Senior Notes due 2013 in a series of private placement transactions at 99.612% of the principal amount. The net cash proceeds from the sale of the notes are being used for general corporate purposes. The Company has completed registered exchange offers pursuant to which each holder of privately placed senior notes exchanged those notes for a single issue of publicly registered notes issued under the same indenture.

In June 2003, the Company sold 567,574 common shares of Olympus back to Olympus for total proceeds of $79,500,000. The shares were sold to Olympus as part of an issuer tender offer available to all of its shareholders. After completion of the tender, the Company's interest in Olympus declined from 25% to 16.1%.

During 2003, the Company purchased two new corporate aircraft, and received an option to sell its existing corporate aircraft, for an after tax net cash investment of approximately $22,000,000. The aggregate purchase price for the new aircraft is $80,000,000, of which $63,000,000 had been paid as of December 31, 2003, $12,000,000 is due in March 2004 and the balance is due during the third quarter of 2004. Purchase of the new aircraft enabled the Company to reduce its then estimated 2003 federal income tax liability by approximately $16,800,000. The option to sell its existing corporate aircraft was exercised in January 2004 for $38,700,000, although the full amount of the sales proceeds will not be received until the Company delivers the aircraft to the buyer during the third quarter of 2004. The Company expects to recognize a gain of approximately $11,600,000 when the aircraft are sold.

In September 2003, the Company acquired certain businesses primarily engaged in the provision of physical, occupational, speech and respiratory therapy services that are operated by subsidiaries of Symphony. The purchase price was approximately $36,700,000, including expenses, of which approximately $29,200,000 was provided by financing that is non-recourse to the Company but is fully collateralized by Symphony's assets. In addition, at acquisition, the lender provided an additional $5,000,000 of working capital financing to Symphony. As of December 31, 2003, Symphony was not in compliance with a financial covenant contained in its $50,000,000 credit facility but had obtained a waiver from the lender that suspends application of the covenant until March 31, 2004. The Company believes it is probable Symphony will be in compliance with the covenant at that time; however, if it isn't in compliance the lender would have the right to accelerate the loan ($34,200,000 outstanding at December 31, 2003). The Company has consolidated Symphony's financial condition and results of operations since acquisition.

In September 2003, the Company acquired a 90% interest in 8 acres of unimproved land in Washington, D.C. for cash of $53,800,000. Immediately following the acquisition, mortgage financing of $15,000,000 was obtained, which is non-recourse to the Company, and which reduced the net cash investment in the property to $38,800,000. Subsequent to the purchase, the mortgage lender provided an additional $5,000,000 of such non-recourse financing, which further reduced the Company's net cash investment.

The land is zoned for a minimum of 2,000,000 square feet of commercial office space, which the Company intends to develop in phases, once acceptable tenants or purchasers are identified.

During 2002, the Company acquired 47.4% of the outstanding common stock of WilTel for aggregate cash consideration of $353,900,000, including expenses. In November 2003, the Company consummated an exchange offer and merger agreement pursuant to which all public WilTel stockholders received .4242 of a Leucadia common share for each share of WilTel common stock. Leucadia issued 11,156,460 of its common shares in exchange for all of the WilTel common stock that it didn't previously own. The merger agreement also provided that WilTel stockholders receive contingent sale rights which entitle WilTel stockholders to additional Leucadia common shares (up to an aggregate maximum of 11,000,000 additional Leucadia common shares) if the Company sells substantially all of WilTel's assets or outstanding shares of capital stock prior to October 15, 2004, or consummates such a sale at a later date if the sale agreement was entered into prior to August 21, 2004, and in either case the net proceeds exceed the valuation ascribed to WilTel's equity in the merger.

The aggregate purchase price for the 2003 acquisition was approximately $425,300,000, consisting of $422,800,000 of Leucadia common shares and cash expenses of $2,500,000. The Company has consolidated the financial condition and results of operations of WilTel from November 6, 2003, and it no longer accounts for its earlier investment in WilTel under the equity method of accounting. As of December 31, 2003, the Company's consolidated balance sheet includes total WilTel liabilities of approximately $1,168,300,000, including long-term indebtedness of approximately $504,400,000, none of which has been guaranteed by the Company. For more information about the acquisition of WilTel, including the allocation of the purchase price to the assets and liabilities acquired, see Critical Accounting Estimates below, and Note 3 of Notes to Consolidated Financial Statements included in this Report.

WilTel became a member of the Company's consolidated federal income tax return as of November 6, 2003. WilTel has significant NOLs, substantially all of which are only available to reduce the federal taxable income of WilTel and its subsidiaries, and has substantial other tax attributes and future deductions (primarily future depreciation deductions), some of which are also available to reduce the federal taxable income of the Company and its other subsidiaries. Although the amount of these future deductions that can be used to reduce the federal taxable income of other members of the Company's consolidated tax group is dependent upon the future taxable income of WilTel and its subsidiaries, the Company does not expect it will have material federal income tax liabilities for the foreseeable future. For more information about WilTel's NOLs and tax attributes, see Note 15 of Notes to Consolidated Financial Statements included in this Report.

In December 2003, the Company purchased all of the debt obligations under the senior secured credit facility of ATX for $25,000,000, and also entered into an amendment to the facility pursuant to which the Company agreed to refrain from exercising certain of its rights under the facility, subject to certain conditions. In January 2004, ATX commenced a voluntary chapter 11 case in order to reorganize its financial affairs. Although the Company has entered into a conversion agreement pursuant to which the senior secured debt of ATX would be converted into 100% of the equity securities of a reorganized ATX, implementation of the conversion agreement is subject to bankruptcy court approval.

As of March 5, 2004, the Company is authorized to repurchase 4,448,765 common shares. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without prior notice.

At December 31, 2003, a maximum of $13,300,000 was available to the Parent as dividends from its regulated subsidiaries without regulatory approval. Cash and investments aggregating $203,700,000 are held by non-regulated subsidiaries that are parties to agreements which restrict the payment of dividends. For more information concerning the long-term debt of the Company and its subsidiaries, see Note 11 of Notes to Consolidated Financial Statements. The Parent also receives tax sharing payments from subsidiaries included in its consolidated income tax return, including certain regulated subsidiaries.

Payments from regulated subsidiaries for dividends and tax sharing payments totaled $3,800,000 for the year ended December 31, 2003.

Consolidated Liquidity

In 2003, net cash was used for operating activities, principally due to corporate overhead expenses, reduced investment income, an increase in the investment in the trading portfolio and a $10,000,000 contribution to the Company's defined benefit pension plan. In 2002, net cash was provided by operating activities, principally as a result of a reduction to the Company's investment in the trading portfolio. In 2001, net cash was provided by operating activities, principally related to distributions received from investments in associated companies.

As of December 31, 2003, WilTel had aggregate cash and investments of $185,800,000 (excluding investments pledged as collateral), available for use in its operating, investing and financing activities. Substantially all of WilTel's assets have been pledged to secure its outstanding long-term debt, principally to secure its obligations under its credit agreement ($375,000,000 outstanding as of December 31, 2003) and its outstanding mortgage debt ($119,100,000 outstanding at December 31, 2003).

Under WilTel's credit agreement, (which is non-recourse to the Company) WilTel is required to make quarterly principal payments commencing in June 2005 until final maturity in September 2006, aggregating $155,600,000 in 2005 and $219,400,000 in 2006. The WilTel credit agreement contains covenants which require WilTel to meet certain operating targets, which it currently meets, and restrictions which limit WilTel's ability to incur additional indebtedness, spend funds on capital expenditures and make certain investments. The Company currently expects that WilTel will be able to meet the operating targets required by its credit agreement during 2004 and 2005; however, compliance with the operating targets thereafter is uncertain. The agreement also prohibits WilTel from paying dividends to the Company.

WilTel's mortgage debt (which is non-recourse to the Company) is comprised of two notes, one of which requires annual principal payments of approximately $1,000,000 per year until final maturity in 2010 (an aggregate of $74,300,000). The other note, with a balance due of $44,800,000 as of December 31, 2003, does not require any principal or interest payments until December 2006, when all principal and accrued but unpaid interest is due (an aggregate of $74,400,000).

While WilTel has no material contractual commitments for capital expenditures, it does plan to spend significant amounts each year, principally for network expansion, maintenance and product upgrades. In addition, WilTel may also incur additional capital expenditures upon the acquisition of new customers or when providing new products to existing customers. WilTel will use its available cash resources and operating profits to fund its capital expenditure needs.

WilTel is a party to various legal actions and claims, and has reserved $38,400,000 for the satisfaction of all litigation. Certain of these actions relate to the rights of way licensed to WilTel in connection with the installation of its fiber-optic cable and seek damages from WilTel for failure to obtain all necessary landowner consents. Additional right of way claims may be asserted against WilTel. The Company does not believe that the ultimate resolution of all claims, legal actions and complaints will have a material adverse effect upon WilTel's results of operations, although unfavorable outcomes could significantly impact WilTel's liquidity.

Based on the net cash flow currently generated by WilTel, the Company does not expect that WilTel will have sufficient liquidity to meet all of the principal amortization requirements on its debt during 2006. WilTel has had and continues to have discussions with potential lenders and investment bankers concerning a refinancing of its credit agreement in order to extend principal amortization payments beyond the current due dates. While these discussions are in the preliminary stages, the Company believes that it will be able to refinance a substantial portion of WilTel's credit agreement debt, although the precise amount that can be refinanced, the new maturity and the cost is uncertain.

The Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $205,500,000 and $373,600,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, 47% were loans to individuals generally collateralized by automobiles; 47% were loans to consumers, substantially all of which were collateralized by real or personal property; 2% were loans to small businesses; and 4% were unsecured loans. The banking and lending segment is no longer making consumer loans; operating activities at this segment have been limited to maximizing the amount collected from its loan portfolio and liquidating the business in an orderly and cost efficient manner. The banking and lending segment continues to have discussions with potential purchasers of its loan portfolios, although it has not yet accepted any offers. These discussions are expected to continue. These loans were primarily funded by deposits generated by the Company's deposit-taking facilities and by brokers, which totaled $145,500,000 and $392,900,000 as of December 31, 2003 and 2002, respectively. The cash flows generated from the collections on its loan portfolios have been used to retire these deposits as they matured.

In January 2004, AIB filed an application with the OCC, the primary regulator of AIB, to merge AIF into AIB. In March 2004, the OCC approved AIB's application for merger subject to AIB submitting a written plan to the OCC specifying the steps and timeframes AIB will use to ensure an orderly liquidation of its operations. The Company expects that the merger will be completed during the second quarter of 2004, and constitutes the next step in the liquidation of this segment. This condition is consistent with AIB's objectives, although AIB will not be able to surrender its national bank charter and fully liquidate its operations until such time as all deposit liabilities have been repaid or sold. AIB has been reducing its deposit liabilities during the past two years, and is currently offering early withdrawal incentives, and may eventually sell remaining deposits to another institution.

Certain subsidiaries of the Company have NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2005, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward. The Company intends to seek shareholder approval to extend these restrictions.

As shown below, at December 31, 2003, the Company's contractual cash obligations totaled $2,024,958,000. The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt (as such terms are defined in the agreements). In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. The Company is in compliance with all of these restrictions, and the Company has the ability to incur additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. Certain of the debt instruments of subsidiaries of the Company also contain restrictions which require the maintenance of financial covenants, impose restrictions on the ability to pay dividends to the Company and/or provide collateral to the lender. For more information, see Note 11 of Notes to Consolidated Financial Statements.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Customer Banking Deposits	$ 145,532	$103,331	$ 32,249	$ 9,917	$ 35
Long-Term Debt	1,178,834	23,956	528,390	38,016	588,472
Operating Leases, net of Sublease Income	565,399	59,389	104,705	88,548	312,757
Asset Purchase Obligations	37,589	23,450	14,139	–	–
Operations and Maintenance Obligations	80,931	14,095	30,666	7,666	28,504
Other Long-Term Contractual Obligations	16,673	2,969	2,904	2,400	8,400
Total Contractual Cash Obligations	$2,024,958	$227,190	$713,053	$146,547	$938,168

Material contractual obligations that are not included in the table above are the Company's consolidated pension liability ($64,800,000) and deferred revenue obligations ($203,900,000). Deferred revenue obligations do not require the expenditure of material cash, and the timing of cash payments for the pension liability, if any, cannot be predicted.

Off-Balance Sheet Arrangements

At December 31, 2003, the Company's off-balance sheet arrangements consist of guarantees aggregating $122,200,000. The Company's guarantee of 10% of Berkadia's financing incurred in connection with the Berkadia Loan represents $52,500,000 of that total, all of which expired as a result of the retirement of the Berkadia Loan in the first quarter of 2004.

Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are primarily for the benefit of the City of San Marcos, California, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2003, the amount of outstanding bonds was $31,700,000, $16,700,000 of which expires in 2004 and the remainder expires in 2005. The Company's remaining guarantees at December 31, 2003 are $38,000,000 of indemnifications given to lenders to certain real estate properties. The amounts borrowed under the financings are reflected as long-term debt in the Company's consolidated balance sheet.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Loan Loss Reserves–The allowance for loan losses is established through a provision for loan losses charged to expense. As of December 31, 2003, the Company's allowance for loan losses was $24,200,000 or 11.8% of the related outstanding loan receivable balance of $205,500,000. The allowance for loan losses is an amount that the Company believes will be adequate to absorb probable losses inherent in its portfolio based on the Company's evaluations of the collectibility of loans as of the balance sheet date. Factors considered by the Company include prior loan loss experience, current economic trends, aging of the loan portfolio and collateral value. The amount recorded for the allowance for loan losses results from numerous judgments and assumptions that are made to estimate actual loan loss experience in the future.

In September 2003, the Company outsourced substantially all of its consumer loan servicing and collection functions to a third party service provider, in order to reduce overhead costs and convert these activities into a variable cost that declines as the size of the portfolio declines. While expense savings were achieved, delinquency in each serviced portfolio increased during the first 90 days after the transfer to the service provider, and has not returned to normal levels. The Company believes the deteriorating delinquency results from the service provider not dedicating adequate resources to the collection efforts, and it has been the Company's experience that once accounts reach certain delinquency levels, a high percentage are eventually charged off. As a result, the banking and lending segment recorded an additional provision for loan losses of $4,000,000 in 2003. Although the Company believes that the additional reserve is sufficient given the current level of delinquency in the portfolio, any further deterioration in delinquency could result in the need to record additional reserves.

Changes in the economy in the future could also impact the amount of reserves required, as during periods of economic weakness, delinquencies, defaults, repossessions, bankruptcies and losses generally increase. These periods are often also accompanied by decreased demand for and declining values of used automobiles securing outstanding loans, which weakens collateral coverage and increases the severity of loss in the event of default.

Income Taxes–The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. Historically, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities related to potential exposure.

Subsequent to the acquisition of all of the outstanding common stock of WilTel, WilTel became a member of the Company's consolidated tax return. As discussed above, WilTel has significant tax attributes, some of which are available to reduce the future taxable income of other members of the Company's consolidated federal income tax return. The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition (see allocation of the purchase price in Note 3 of Notes to Consolidated Financial Statements). Except as discussed in results of operations below, prior to recording any decrease to the valuation allowance for the deferred tax asset, the Company will need to demonstrate that on a pro forma combined basis with WilTel, it will have had positive cumulative pre-tax income over a period of years. At that time, any decrease to the valuation allowance will be based significantly upon the Company's assumptions and projections of its future income, which are inherently uncertain.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

As of December 31, 2003, the carrying amount of the Company's investment in the mineral rights and mining properties of MK Gold was approximately $74,600,000. The recoverability of this asset is entirely dependent upon the success of MK Gold's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of this asset. Based on the current status of the project and MK Gold's estimate of future financing costs and future cash flows, the Company believes the carrying amount of its investment is recoverable. However, if the Company is unable to obtain the permits required to begin construction of the mine and commence mining activities, it is likely that this investment will be impaired.

As of December 31, 2003, the carrying amount of the Company's investment in its manufacturing facility located in Belgium was approximately $18,100,000. The Belgium facility, which became operational in the third quarter of 2001, has not yet achieved the level of revenues and profitability originally expected by the Company, primarily due to the segment's loss of a major multi-national customer and insufficient demand from other customers. During 2004, a new general manager was hired at the facility, and the Company expects that new management's development and implementation of marketing and sales initiatives should significantly improve profitability. Based on the current business plan, which includes a budget for 2004 and estimates of revenue growth thereafter, the Company believes that its investment in the Belgium facility is recoverable. However, the operation has remained in the start up phase for at least a year longer than anticipated, and if profitability improvement is not achieved, the carrying amount of the facility is likely to be impaired.

Acquisition of WilTel–In order to determine the fair values of WilTel's acquired assets and liabilities, the Company utilized independent appraisals, principally for property and equipment and identifiable intangible assets, actuarial calculations for employee benefit obligations, market quotes, discounted cash flow techniques and comparable sales information to determine the fair values of assets and liabilities acquired. Significant judgments and estimates were also made to determine the fair values of certain liabilities, including liabilities for unfavorable contracts and deferred revenue, many of which required the Company to make assumptions about the future. The Company has not completed all of the analyses and studies to finalize its allocation of the purchase price for the 2003 purchase. The Company expects to complete its allocation of the purchase price by the end of the third quarter of 2004, and any changes from its initial allocation could affect the values assigned to property and equipment, intangible assets and trade payables, expense accruals and other liabilities. However, the Company does not expect that the impact of these changes will be material.

The Company engaged independent appraisers to assist in its determination of the fair value of WilTel's property and equipment and identifiable intangible assets and in its allocation of the fair value to the various asset classes. The methods used to determine the fair values included estimating WilTel's business enterprise value, utilizing both discounted cash flow and market comparable based approaches. Property and equipment assets also included an analysis of depreciated replacement cost and market prices. The Company and its appraisers considered several factors to determine the fair value of property and equipment, including local market conditions, recent fiber transactions in the market, the size, age, condition, utility and character of the property, the estimated cost to acquire comparable property (if comparable property was available), the estimated cost to acquire new property, an estimate of depreciation from use and obsolescence, the remaining expected useful life of the assets and estimates of future network capacity utilization. The aggregate replacement cost of new property and equipment was estimated to be approximately $5,600,000,000. This estimate was comprised of network construction costs of approximately $2,900,000,000 (including rights of way, conduit and fiber) and equipment that is part of the network of approximately $1,400,000,000. The remainder of the estimate was comprised of buildings and other equipment, which are not necessarily industry specific. At the date of acquisition, the amount reflected in the consolidated balance sheet for property and equipment was $1,240,300,000.

Intangible assets that were identified by the Company to be analyzed for separate recognition in the allocation of the purchase price consisted of the Vyvx tradename, specific contracts with specific customers and contractual and non-contractual customer relationships. The Vyvx tradename is well recognized, and Vyvx has a long operating history and is the market leader in its industry. The Company and its appraisers employed a royalty savings approach to estimate the value of the Vyvx tradename. In this approach, a hypothetical royalty rate, based on market licensing agreements, is used to estimate the long-term economic benefits of the tradename under the assumption that it was not owned. As of the date of acquisition, the amount reflected in the consolidated balance sheet for the Vyvx tradename was $8,400,000. To determine the fair value of customer relationships, a discounted cash flow method was used, adjusted for contributory asset charges related to the use of tangible assets, working capital, the tradename and the workforce. The cash flows were adjusted by an attrition factor to recognize that customer relationships are a wasting asset. At the date of acquisition, the amount reflected in the consolidated balance sheet for customer relationships was $30,400,000, which primarily relates to Vyvx customers.

Since the aggregate fair values of the net assets acquired exceeded the purchase price, under GAAP the Company is required to apply the excess to reduce the initial fair values of certain non-current assets on a pro rata basis. WilTel's only significant non-current assets were property and equipment and identifiable intangible assets, and WilTel's property and equipment represented over 90% of the non-current assets on a fair value basis. The amount of the excess over the purchase price was significant, and substantially all of the excess was applied to reduce the fair value of WilTel's property and equipment and identified intangible assets. Therefore, the Company does not believe that any reasonable changes in its assumptions and estimates used to determine the fair values of WilTel's assets would have had a material effect on its allocation of the purchase price. However, if in the future WilTel's operating cash flows prove to be much less than projected, the Company could find that either its property and equipment or identifiable intangible assets are impaired, which would result in a charge to earnings at that time.

To determine the fair value of deferred revenue, the Company had to assess transactions having limited activity in the current telecommunications market environment. The Company considered market indicators related to pricing, pricing for comparable transactions, as well as the legal obligation of the Company to provide future services. The Company also assumed it would continue to perform its contractual obligations through the term of its contracts. Revenue will be recognized on these contracts as services are performed, typically on a straight-line basis over the remaining length of the contract. In the future, if the Company settles these obligations or they are otherwise terminated prior to completion of the performance obligation, the Company would likely recognize a gain equal to the carrying amount of the obligation. At the date of acquisition, the amount reflected in the consolidated balance sheet for deferred revenue was $201,900,000.

The Company evaluated the fair value of long-term commitments that are either above or below the current market rates for similar transactions, and the fair value of telecommunications capacity commitments that are not required based on WilTel's current operating plans. These commitments primarily consist of real estate leases and international capacity contracts. In order to determine the fair values of these agreements, the Company made significant assumptions concerning future market prices, future capacity utilization, the ability to enter into subleasing arrangements and that the commitments will not be terminated prior to their expiration dates. As a result, at the date of acquisition the consolidated balance sheet reflects an accrual for unfavorable long-term commitments of $64,400,000, determined on a present value basis. This accrued liability will be amortized on a straight-line basis over the life of the commitments. Results of operations in the future would be impacted by any subsequent adjustment to this liability, which could result from negotiating a termination or reduction of its contractual obligation with contract counter-parties or sublease activity that is different from the Company's original assumptions.

Telecommunications Revenue Recognition–Capacity, transmission, video services and other telecommunications services revenues are recognized monthly as the services are provided or revenues are earned. If at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons, revenue is not recognized until such contingencies are resolved.

WilTel estimates the amount of services which should not be recognized as revenue at the time the service is rendered based on its collection experience for each type of service. Certain of WilTel's customers represent such a high credit risk due to their difficult financial position that revenue is not recognized until cash is received. In addition, WilTel knows from past experience that a certain percentage of its billings will be disputed and uses that experience to estimate the amount of expected disputes and defers recognition of revenue at the time the service is provided. Revenues that have not been recognized at the time service is provided are subsequently recognized as revenue when the amounts are collected.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. As of December 31, 2003, the Company's consolidated balance sheet includes litigation reserves of $38,400,000, all of which relate to WilTel litigation. Estimating the ultimate outcome of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of these matters will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity. However, if the amounts ultimately paid at the resolution of a litigation matter are significantly different than the Company's recorded reserve amount, the difference could be material to the Company's consolidated results of operations and, with respect to WilTel, settlement amounts are likely to be material to its liquidity.

Results of Operations

Telecommunications

The following table reconciles WilTel's segment profit from operations to pre-tax income (loss) for the period from the January 1, 2003 through November 5, 2003, and for the period from November 6, 2003 (when WilTel became a consolidated subsidiary) through December 31, 2003. Prior to the merger the Company did not consolidate WilTel, and for the period from January 1, 2003 through November 5, 2003 the Company accounted for its 47.4% share of WilTel's losses under the equity method of accounting. Since WilTel is only included in the Company's consolidated results of operations for less than a two month period during 2003, and since WilTel's revenues and expenses for a full year will be very significant to the Company's consolidated statements of operations, the period prior to consolidation is shown below for information purposes only. However, the amounts for the pre-consolidation period are not included in the Company's consolidated results of operations, and the two periods combined would not equal any amounts reflected in the Company's consolidated financial statements. The Company has filed audited financial statements of WilTel for the period before the acquisition as financial statement schedules to this Report.

	January 1, 2003 through November 5, 2003			November 6, 2003 through December 31, 2003		
	Network	Vyvx	Total WilTel	Network	Vyvx	Total WilTel
	(In thousands)					
Operating revenues (1)	$1,005,200	$106,200	$1,111,400	$211,300	$20,600	$231,900
Segment profit from operations	$ 45,500	$ 16,200	$ 61,700	$ 13,300	$ 4,100	$ 17,400
Depreciation and amortization expense	(196,200)	(12,300)	(208,500)	(37,200)	(2,000)	(39,200)
Interest expense, net of investment income (2)	(30,000)	(700)	(30,700)	(4,000)	(100)	(4,100)
Other non-operating income (expense), net (2)(3)	63,000	5,800	68,800	1,800	500	2,300
Pre-tax income (loss)	$ (117,700)	$ 9,000	$ (108,700)	$(26,100)	$ 2,500	$(23,600)

(1) Excludes intersegment revenues from amounts billed by Network to Vyvx of $21,900,000 and $4,300,000 for the periods from January 1, 2003 through November 5, 2003 and November 6, 2003 through December 31, 2003, respectively.

(2) These items have been allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

(3) For the period from January 1, 2003 through November 5, 2003, includes $65,900,000 of settlement gains related to the termination of various agreements that released WilTel from previously accrued obligations, recoveries of previously written off receivables and a gain on the sale of a subsidiary, each of which result from transactions which management does not consider to be part of the current year's operating performance.

For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

Since the time that WilTel first filed for bankruptcy protection in April 2002, WilTel has been successful in reducing and controlling both its capital expenditures and operating costs. WilTel has reduced its headcount from approximately 3,100 in April 2002 to 1,967 as of December 31, 2003. In addition to lower personnel costs, WilTel has reduced its expenses for leased capacity, and has successfully reduced selling, general and other expenses. For the period from November 6, 2003 through December 31, 2003, consolidated amounts for WilTel include salaries expense of $19,300,000 and selling, general and other expenses of $27,600,000. During 2003, each of WilTel's segments reported positive segment profits for the first time over a full year period. While it continues to make efforts to control its costs, WilTel is seeking to acquire new customers to increase the profitability of both segments.

Network's revenues include services provided to SBC of $141,700,000 for the 2003 period after consolidation by the Company and $551,200,000 for the 2003 period prior to consolidation. Throughout 2003, services provided to SBC grew, principally related to voice products. The growth in voice revenue resulted from, in part, SBC's continued growth in long distance services in California and SBC's launch of long distance services in other states. Network cost of sales reflects the increase in revenues, primarily due to traffic related access and egress costs. Network's salaries and selling, general and other expenses during the period WilTel was consolidated by the Company reflect reduced costs as a result of WilTel's restructuring efforts during the later part of 2002 and throughout 2003.

For the period from November 6, 2003 through December 31, 2003, Vyvx revenues and profitability reflect the holiday season, when new movie releases tend to increase volume in the advertising distribution business. Cost of sales reflects the level of revenues, while salaries and selling, general and other expenses include the benefit of cost reduction efforts implemented earlier in the year.

Healthcare Services

Prior to its acquisition by the Company, the businesses operated by Symphony were owned by a company undergoing reorganization proceedings under chapter 11 of the Bankruptcy Code, which made it difficult for Symphony to attract new customers. Since its acquisition in September 2003, Symphony has been focused on profitably growing its business and, because of the nature of its business, attracting and hiring skilled professionals to provide its services. During the period the Company has owned Symphony, it entered into approximately 170 new customer contracts, while substantially retaining existing profitable customers. Symphony also intends to look for strategic acquisitions to increase its customer base and pool of professional service providers; however, no assurance can be given that it will be successful in those efforts.

For the four month period from acquisition through December 31, 2003, the pre-tax loss of the healthcare services segment was $2,300,000. During this period, healthcare services revenues were $71,000,000 and cost of sales, which primarily consist of salaries and employee benefits, were $61,300,000. Legislative caps on Part B Medicare therapy, which negatively impacted Symphony's revenues in 2003, have been removed for 2004 and 2005, and the fee schedule for such services has also been increased by 1.5%. The increase in the number of new facilities resulted in greater travel and training costs, and increased costs from the employment of independent contractors to temporarily fill open employee positions.

Banking and Lending

As stated previously, the current activities of the banking and lending segment are limited to maximizing the amount collected from its loan portfolio while liquidating the business in an orderly and cost efficient manner. As a result, revenues and expenses for this segment included in the Company's consolidated statements of operations are reflective of the continuing decrease in the size of the loan portfolio. Pre-tax income (loss) for the banking and lending segment was $8,400,000, $1,900,000 and ($6,100,000) for the years ended December 31, 2003, 2002 and 2001, respectively.

Finance revenues, which reflect both the level and mix of consumer instalment loans, decreased in each of the last two years as compared to the prior period, as average loans outstanding were $283,000,000, $440,800,000 and $545,000,000 during 2003, 2002 and 2001, respectively. Although finance revenues decreased in 2003 as compared to 2002, pre-tax results increased primarily due to a $9,300,000 reduction in interest expense, due to reduced customer banking deposits and lower interest rates thereon, a decline in the provision for loan losses of $19,600,000, less interest paid on interest rate swaps and lower salaries expense and operating costs resulting from the segment's restructuring efforts.

Although finance revenues decreased in 2002 as compared to 2001 for the reasons described above, pre-tax results increased primarily due to a $13,700,000 reduction in interest expense, due to reduced customer banking deposits and lower interest rates thereon, a net change of $10,000,000 in the accounting for the market values of interest rate swaps (discussed below), a decline in the provision for loan losses of $7,100,000, and lower salaries expense and operating costs resulting from the segment's restructuring efforts. Although interest expense decreased in total, other expense does reflect higher interest paid on interest rate swaps of $4,100,000.

For both 2003 and 2002, the reduction in the provision for bad debts results from the decrease in the size of the consumer loan portfolios, although the reserve balance at the end of the year as a percent of gross loans has been increasing. In addition, the Company increased its allowance during the third quarter of 2003 by $4,000,000 as a result of an increase in delinquency, which shortly followed the outsourcing of loan collection activities.

Pre-tax results for the banking and lending segment include income (expense) of $3,100,000, $3,500,000 and ($6,500,000) for the years ended December 31, 2003, 2002 and 2001, respectively, resulting from mark-to-market changes on its interest rate swaps. The Company used interest rate swaps to manage the impact of interest rate changes on its customer banking deposits; all of the segment's interest rate swaps matured in 2003. Although the Company believes that these derivative financial instruments served as economic hedges, they did not meet certain effectiveness criteria under SFAS 133 and, therefore, were not accounted for as hedges.

Manufacturing

Pre-tax income for the manufacturing segment was $4,400,000, $3,100,000 and $7,800,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Although revenues increased by 5% in 2003, revenues declined in each of 2002 and 2001 as compared to the prior year. Revenues in all periods reflect the loss of certain customers to competitors on the basis of price, as well as lower prices charged by the division for certain product lines. The plastics division is attempting to develop new products, applications and markets to replace its lost business and utilize its excess capacity. In addition, the Company has been focusing on reducing operating and overhead costs, improving service levels and reducing lead times.

The increase in manufacturing revenues in 2003 primarily resulted from increases in the construction and consumer products markets of $6,200,000, although revenues in the carpet padding and agricultural markets declined. However, gross profit declined, as the increase in the price of resin, the primary raw material used in the manufacture of the segment's products, more than offset the revenue increase. Pre-tax results improved due to lower salaries and selling, general and other expenses principally as a result of workforce reductions and other cost reduction programs, cash received from government grants and a gain from the sale of a line of business. In addition, the impairment charge recorded in 2002 that is discussed below reduced pre-tax results in that year.

Manufacturing revenues for the plastics division declined approximately 5% in 2002 as compared to 2001 primarily due to reductions in the consumer products market of $3,800,000, although revenues in the construction market increased by $1,200,000. The reductions in the consumer products market resulted from the loss of a customer for the Asian market and for its consumer dust wipe products, and reduced demand for one of the Company's healthcare products. Gross profit was largely unchanged for 2002 as compared to 2001, reflecting cost reduction initiatives that reduced labor costs, improved material utilization and reduced non-resin raw material costs.

For the year ended December 31, 2002, the division recorded an impairment charge of approximately $1,250,000 to write down the book value of certain production lines that the division does not expect will be utilized over the next several years. These lines were initially purchased to provide additional capacity to produce a specific product for a specific customer; however, the customer discontinued the product in 2001 and the Company no longer believes that the cost of these lines are currently recoverable from other business. When the division's customer discontinued the product and terminated its contract in 2001, it was required to pay the division a termination payment of $3,500,000, which was recognized as other income in 2001. The division did not record an impairment charge in 2001 since its expected production volume for these lines was anticipated to result in future cash flows that did not support an impairment charge at that time.

Domestic Real Estate

Pre-tax income for the domestic real estate segment was $18,100,000, $16,700,000 and $30,400,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, the results of operations for this segment in the aggregate for any particular year are not predictable and do not follow any consistent pattern.

Revenues and pre-tax results from domestic real estate increased in 2003 as compared to 2002, primarily as a result of improved operating performance at the Company's Hawaiian hotel. Gains recognized from sales of real estate during 2003 declined by $8,300,000, principally due to the gains on sale of real estate of CDS prior to its sale in 2002, which is more fully discussed below. During 2003, the Company also recognized $11,100,000 of deferred gains from sales of real estate in prior years.

Revenues from domestic real estate declined in 2002 as compared to 2001 as a result of lower gains from property sales of $16,400,000, and less rent income of $7,300,000 largely due to the sale of one of the Company's shopping centers in 2001 and two shopping centers during 2002. Revenues increased in 2002 from the Company's Hawaiian hotel, which the Company began operating in the third quarter of 2001. The decline in pre-tax income also reflects greater operating costs, principally related to the Hawaiian hotel and a $1,300,000 write-down of a mortgage receivable.

During the fourth quarter of 2002, the Company sold one of its real estate subsidiaries, CDS, to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of the outstanding HomeFed stock. CDS's principal asset is the master-planned community located in San Diego County, California known as San Elijo Hills, for which HomeFed has served as the development manager since 1998. As of December 31, 2003, the balance of the deferred gain on the sale of CDS was approximately $7,900,000, which is being amortized into income as the San Elijo Hills project is developed and sold. Prior to the sale to HomeFed, the Company recognized pre-tax gains of $7,800,000 from sales of residential sites at San Elijo Hills during 2002.

Corporate and Other Operations

Investment and other income declined in 2003 as compared to 2002, principally as a result of a non-recurring gain of $14,300,000 recognized in 2002 from the sale of the Company's thoroughbred racetrack business. Corporate investment income also declined principally as a result of lower interest rates in 2003 and foreign exchange gains recorded in 2002. Available corporate cash is generally invested on a short-term basis until such time as investment opportunities require an expenditure of funds. During 2003, income related to accounting for the market values of Corporate's derivative financial instruments increased by $5,600,000, and the Company also recorded income related to a refund of foreign taxes not based on income and related interest aggregating $5,300,000. In addition, revenues from the Company's gas operations increased in 2003 principally due to increased production and prices.

Investment and other income declined in 2002 as compared to 2001 principally due to a reduction of $17,200,000 in investment income resulting from a decline in interest rates and a lower amount of invested assets, a decline of $9,200,000 in revenues from the Company's gas operations principally due to lower production and prices, and the gain recognized in 2001 of $6,300,000 from the sale of the Company's investment in two inactive insurance companies. Investment and other income in 2002 also includes the gain from the sale of certain thoroughbred racetrack businesses referred to above.

Net securities gains (losses) for 2003 and 2002 include provisions of $6,500,000 and $37,100,000, respectively, to write down the Company's investments in certain available for sale securities and an investment in a non-public security in 2003 and an equity investment in a non-public fund in 2002. The write down of the securities resulted from a decline in market value determined to be other than temporary.

The increase in interest expense during 2003 as compared to 2002 principally results from the issuance of $275,000,000 aggregate principal amount of 7% Senior Notes due 2013, and dividends accrued on its trust issued preferred securities, which commencing July 1, 2003 are classified as interest expense (shown as minority interest in prior periods) as a result of the implementation of Statement of Financial Accounting Standards No. 150, as discussed below.

The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition. The Company needed to establish the valuation allowance because, on a pro forma combined basis, the Company is not able to demonstrate that it is more likely than not that it will be able to realize that asset. Subsequent to the acquisition of WilTel, any benefit realized from WilTel's deferred tax asset will reduce the valuation allowance for the deferred tax asset; however, that reduction is first applied to reduce the carrying amount of the acquired non-current intangible assets of WilTel rather than reduce the income tax provision of any component of total comprehensive income.

As a result, the statement of operations includes a net income tax provision for the period subsequent to the acquisition of WilTel of $7,900,000 (allocated to various components of income) even though no federal income tax for that period is due. As previously described, recording this tax provision resulted in a reduction of the valuation allowance which was applied to reduce the carrying amount of the acquired non-current intangible assets. Any future realization of WilTel's deferred tax assets will continue to result in a reduction to the non-current intangible assets until they are reduced to zero. Income tax expense for 2003 also includes the Company's actual income tax expense for the period prior to the acquisition of WilTel, and a benefit for the favorable resolution of certain federal and state income tax contingencies for which the Company had previously established reserves of $24,400,000.

Once the non-current intangible assets are reduced to zero, the Company does not expect it will reflect a net federal income tax expense or benefit for total comprehensive income in the aggregate until such time as the Company is able to reduce its valuation allowance and recognize a net deferred tax asset. Each component of other comprehensive income may reflect either a federal income tax provision or benefit in future periods, depending upon the relative amounts of each component; however, in the aggregate for all components the Company does not expect to report any net federal income tax expense or benefit for the foreseeable future.

Income taxes for 2002 reflect the reversal of tax reserves aggregating $120,000,000, as a result of the favorable resolution of certain federal income tax contingencies. Income taxes for 2001 reflect a benefit of $36,200,000 for the favorable resolution of federal and state income tax contingencies.

Associated Companies

Equity in income (losses) of associated companies includes the following for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Berkadia	**$ 79,200**	$ 65,600	$(70,400)
WilTel	**(52,100)**	(13,400)	–
Olympus	**40,400**	24,100	–
EagleRock	**49,900**	(4,500)	–
HomeFed	**16,200**	400	–
JPOF II	**14,800**	15,200	27,100
Other	**(1,400)**	4,000	18,700
Pre-tax	**147,000**	91,400	(24,600)
Income tax benefit (expense)	**(70,100)**	(36,700)	8,600
Equity in income (losses), net of taxes	**$ 76,900**	$ 54,700	$(16,000)

The increase in income from Berkadia results from greater than expected loan payments during each of 2003 and 2002, causing an increase in the amortization of the discount on the Berkadia loan, and the recognition in 2001 of the Company's share of FINOVA's losses under the equity method of accounting. The book value of the Company's equity investment in Berkadia was negative $500,000 at December 31, 2003. This negative carrying amount was amortized into income in early 2004 when the Berkadia Loan was fully repaid. Subsequent to the repayment of the Berkadia loan, the Company's income from this investment is expected to be limited to its share of the annual management fee received from FINOVA while it remains in effect, which is $4,000,000. Including amounts received in 2004 when the Berkadia loan was repaid, the Company has received total net cash proceeds of $88,200,000 from this investment since 2001, including the commitment and financing fees, management fees and interest payments related to its share of the Berkadia loan.

The Company's investment in Olympus was made in December 2001, when Olympus commenced its operations as a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. The Company's share of its earnings has increased in 2003, reflecting the growth in Olympus's premium revenues during its second year of operation. As discussed above, subsequent to an issuer tender offer for its shares in June 2003, the Company's interest in Olympus has declined from 25% to 16.1%.

The equity in income (losses) of EagleRock results from both realized and unrealized gains (losses) in its portfolio, and no cash has been distributed by the partnership since its inception in December 2001. As more fully described above, the Company acquired its investment in HomeFed in the fourth quarter of 2002. During 2003 HomeFed reported increased earnings from sales of real estate principally at the San Elijo Hills project.

Prior to the acquisition of the balance of WilTel's outstanding common stock in November 2003, the Company has recorded its share of WilTel's results of operations under the equity method of accounting. Such amount includes the Company's share of WilTel's income from the recognition of non-operating settlement gains related to the termination of various agreements that released WilTel from previously accrued obligations, recoveries of previously written off receivables and a gain on the sale of a subsidiary. The Company's share of these gains was approximately $31,200,000. Subsequent to the merger in November 2003, WilTel became a consolidated subsidiary of the Company and the equity method of accounting was no longer applied. The Company did not record a deferred tax benefit for its share of WilTel's losses while applying the equity method as its ability to use the capital loss to reduce the tax due on capital gains in the future is uncertain.

Discontinued Operations

Wireless Messaging

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink Wireless, Inc. ("WebLink"), for an aggregate purchase price of $19,000,000. WebLink operated in the wireless messaging industry, providing wireless data services and traditional paging services. Pursuant to the agreement, the Company acquired outstanding secured notes of WebLink with a principal amount of $36,500,000 (representing 94% of the total outstanding debt). In April 2003, upon receipt of approval from the FCC, the Company acquired approximately 80% of the outstanding common stock of WebLink and commenced consolidating WebLink in its financial statements.

In the fourth quarter of 2003, WebLink sold substantially all of its operating assets to Metrocall, Inc. for 500,000 shares of common stock of Metrocall, Inc.'s parent, Metrocall Holdings, Inc. ("Metrocall"), an immediately exercisable warrant to purchase 25,000 shares of common stock of Metrocall at $40 per share, and a warrant to purchase up to 100,000 additional shares of Metrocall common stock at $40 per share, subject to certain vesting criteria. The Metrocall securities have the benefit of a registration rights agreement. Based upon the market price of the Metrocall stock received and the fair value of the warrants received as of the date of sale, the Company reported a pre-tax gain of $11,500,000 on this transaction. WebLink's investment in the shares of Metrocall common stock is classified as non-current investments at December 31, 2003 (aggregate fair value and book value of $36,900,000). During 2003, the Company recorded $3,400,000 of income from discontinued operations relating to WebLink.

Foreign Real Estate

In 2002, the Company sold its interest in Fidei to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), which resulted in an after tax gain on the sale reflected in results of operations of $4,500,000 (net of income tax expense of $2,400,000) for the year ended December 31, 2002, and an increase to shareholders' equity of $12,100,000 as of December 31, 2002. The Euro denominated sale proceeds were not converted into U.S. dollars immediately upon receipt. The Company entered into a participating currency derivative, which expired later in 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000, which is included in investment and other income for the year ended December 31, 2002.

Property and Casualty Insurance

In December 2001, upon approval by the Company's Board of Directors to commence an orderly liquidation of the Empire Group, the Company classified as discontinued operations the property and casualty insurance operations of the Empire Group. The Empire Group had historically engaged in commercial and personal lines of property and casualty insurance, principally in the New York metropolitan area. The Empire Group only accepts new business that it is obligated to accept by contract or New York insurance law; it does not engage in any other business activities except for its claims runoff operations. The voluntary liquidation is expected to be substantially complete by 2005. In December 2001, the Company wrote down its investment in the Empire Group to its estimated net realizable value based on expected operating results and cash flows during the liquidation period, which indicated that the Company is unlikely to realize any value once the liquidation is complete. Accordingly, the Company recorded a $31,100,000 after-tax charge (net of taxes of $16,800,000) as a loss on disposal of discontinued operations to fully write-off its investment. The Company has no obligation to contribute additional capital to the Empire Group.

Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. As a result of the implementation of SFAS 150, the Company began classifying its $98,200,000 of trust issued preferred securities as liabilities beginning July 1, 2003, and classifies dividends accrued for these securities as interest expense. SFAS 150 does not permit restatement of prior period amounts to reflect the new classification.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and for variable interest entities in which an enterprise obtains an interest after that date. In October 2003, the FASB deferred to the fourth quarter of 2003 from the third quarter the implementation date of FIN 46 with respect to variable interest entities in which a variable interest was acquired before February 1, 2003. In December 2003, the FASB issued a revision ("FIN 46R") to FIN 46 to clarify certain provisions and exempt certain entities from its requirements. In addition, FIN 46R deferred to the first quarter of 2004 application of its provisions to certain entities in which a variable interest was acquired prior to February 1, 2003. The Company does not believe that the implementation of FIN 46 will have a material effect on its consolidated results of operations or financial condition. However, FIN 46R may impact how the Company accounts for new investments in the future or how the Company accounts for changes in contractual relationships among parties with an interest in the Company's existing investments.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and other Postretirement Benefits" ("SFAS 132R"), which is effective for financial statements with fiscal years ending after December 15, 2003. The Company has adopted SFAS 132R, which requires additional disclosures for pension and postretirement benefit plans.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates", "expects", "anticipates", "believes", "plans", "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Company's public filings, including:

A worsening of general economic and market conditions or increases in prevailing interest rate levels, which may result in reduced sales of our products and services, lower valuations for our associated companies and investments or a negative impact on the credit quality of our assets;

Changes in foreign and domestic laws, regulations and taxes, which may result in higher costs and lower revenue for our businesses, including as a result of unfavorable political and diplomatic developments, currency fluctuations, changes in governmental policies, expropriation, nationalization, confiscation of assets and changes in legislation relating to non-U.S. ownership;

Increased competition and changes in pricing environments, which may result in decreasing revenues and/or margins, increased raw materials costs for our plastics business, loss of market share or significant price erosion;

Continued instability and uncertainty in the telecommunications industry, associated with increased competition, aggressive pricing and overcapacity;

Dependence on key personnel, the loss of which would severely affect our ability to develop and implement our business strategy;

Inability to attract and retain highly skilled personnel, which would make it difficult to conduct the businesses of certain of our subsidiaries, including WilTel and Symphony;

Adverse legal and regulatory developments that may affect particular businesses, such as regulatory developments in the telecommunications and healthcare industries, or in the environmental area, which could affect the Company's real estate development activities and telecommunications business, as well as the Company's other operations;

Weather related conditions and significant natural disasters, including hurricanes, tornadoes, windstorms, earthquakes and hailstorms, which may impact our wineries, real estate holdings and reinsurance operations;

The inability to reinsure certain risks economically, which could result in the Company having to self-insure business risks;

Changes in U.S. real estate markets, including the residential market in Southern California and the commercial market in Washington D.C., which are sensitive to mortgage interest rate levels, and the vacation market in Hawaii;

Adverse economic, political or environmental developments in Spain, which could delay or preclude the issuance of permits necessary to develop the Company's copper mineral rights or which could result in increased costs of bringing the project to completion and increased costs in financing the development of the project;

Decreases in world wide copper prices, which could adversely affect the commercial viability of the Company's mineral rights in Spain;

WilTel's dependence on a small number of suppliers and high-volume customers (including SBC), the loss of any of which could adversely affect WilTel's ability to generate operating profits and positive cash flows;

Changes in telecommunications laws and regulations, which could adversely affect WilTel and its customers through, for example, higher costs, increased competition and a loss of revenue;

WilTel's ability to adapt to technological developments or continued or increased pricing competition in the telecommunications industry, which could adversely affect WilTel's ability to generate operating profits and positive cash flows;

WilTel's inability to generate operating profits and positive cash flows, which could result in a default under WilTel's credit agreement, pursuant to which substantially all of its assets are pledged;

Current and future legal and administrative claims and proceedings against WilTel, which may result in increased costs and diversion of management's attention;

WilTel's ability to acquire or maintain rights of way necessary for the operation of its network, which could require WilTel to find alternate routes or increase WilTel's costs to provide services to its customers;

Changes in economic conditions including those affecting real estate and other collateral values, the continued financial stability of the Company's borrowers and their ability to make loan principal and interest payments;

Regional or general increases in the cost of living, particularly in the regions in which the Company has operations or sells its products or services, which may result in lower sales of such products and service; and

Risks associated with future acquisitions and investments, including changes in the composition of the Company's assets and liabilities through such acquisitions, diversion of management's attention from normal daily operations of the business and insufficient revenues to offset increased expenses associated with acquisitions.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but is not intended to be exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Undue reliance should not be placed on these forward-looking statements. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio, its borrowing activities and the banking and lending activities of certain subsidiaries.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in shareholders' equity. Included in the Company's investment portfolio are fixed income securities, which comprised approximately 76% of the Company's total investment portfolio at December 31, 2003. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or guaranteed obligations. The estimated weighted average remaining life of these fixed income securities was approximately 2.0 years at December 31, 2003. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. The Company's investment portfolio also includes its investment in WMIG, carried at its aggregate market value of $172,500,000. This investment is approximately 12% of the Company's total investment portfolio, and its value is subject to change if the market value of the WMIG stock rises or falls. At December 31, 2002, fixed income securities comprised approximately 69% of the Company's total investment portfolio and had an estimated weighted average remaining life of 4.6 years. At December 31, 2003 and 2002, the Company's portfolio of trading securities was not material.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The Company's banking and lending operations are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, mature or reprice in specified periods. The principal objectives of the Company's banking and lending asset/liability management activities are to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and to facilitate funding needs. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The model quantifies the effects of various interest rate scenarios on the projected net interest margin over the ensuing twelve-month period. Derivative financial instruments, including interest rate swaps, may be used to modify the Company's indicated net interest sensitivity to levels deemed to be appropriate based on risk management policies and the Company's current economic outlook. Counterparties to such agreements are major financial institutions, which the Company believes are able to fulfill their obligations; however, if they are not, the Company believes that any losses are unlikely to be material. The banking and lending operations did not have any derivative financial instruments at December 31, 2003.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate notes receivable and variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For loans, securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities. For banking and lending's variable rate products, the weighted average variable rates are based upon the respective pricing index at the reporting date. For money market deposits that have no contractual maturity, the table presents principal cash flows based on the Company's historical experience and management's judgment concerning their most likely withdrawal behaviors. For interest rate swaps, the table presents notional amounts by contractual maturity date.

For additional information, see Notes 6, 11 and 20 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
				(Dollars in thousands)				
The Company, Excluding Banking and Lending:								
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government	$524,499	$127,750	$ –	$ 873	$ –	$ –	$653,122	$653,122
Weighted Average Interest Rate	1.43%	1.64%	–	3.63%	–	–		
Other Fixed Maturities:								
Rated Investment Grade	$ 55,270	$ 3,418	$ 1,666	$ –	$ –	$ 108	$ 60,462	$ 60,462
Weighted Average Interest Rate	2.26%	5.78%	6.75%	–	–	11.0%		
Rated Less Than Investment Grade/Not Rated	$ 39,930	$ 19,282	$ 19,940	$31,266	$25,770	$ 64,737	$200,925	$200,925
Weighted Average Interest Rate	7.22%	5.51%	4.43%	6.02%	9.07%	7.99%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 5,225	$ 22,835	$ 72,090	$ 4,106	$19,867	$551,367	$675,490	$679,345
Weighted Average Interest Rate	8.72%	7.57%	9.66%	6.39%	5.53%	7.43%		
Variable Interest Rate Borrowings	$ 2,114	$177,739	$255,726	$11,929	$ 2,114	$ 37,105	$486,727	$486,727
Weighted Average Interest Rate	5.35%	5.65%	5.87%	5.68%	6.76%	7.07%		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 2,608	$ 13,033	$ (4,864)
Average Pay Rate	5.89%	5.89%	5.89%	5.89%	5.89%	5.89%		
Average Receive Rate	7.60%	7.60%	7.60%	7.60%	7.60%	7.60%		
Pay Fixed/Receive Variable Interest Rate Swap	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 37,105	$ 47,675	$ (3,079)
Average Pay Rate	5.01%	5.01%	5.01%	5.01%	5.01%	5.01%		
Average Receive Rate	2.29%	3.76%	4.77%	5.25%	6.11%	6.42%		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ 7,197	$110,000	$ –	$ –	$ –	$117,197	$117,197
Weighted Average Interest Rate	3.24%	4.44%	4.60%	–	–	–		
Banking and Lending:								
Rate Sensitive Assets:								
Certificates of Deposit	$ 299	$ –	$ –	$ –	$ –	$ –	$ 299	$ 299
Weighted Average Interest Rate	1.80%	–	–	–	–	–	1.80%	
Fixed Interest Rate Securities	$ 3,889	$ 516	$ 187	$ 18	$ 1,686	$ 1,125	$ 7,421	$ 7,421
Weighted Average Interest Rate	8.47%	8.45%	8.43%	7.96%	5.35%	6.24%	7.42%	
Variable Interest Rate Securities	$ 12,072	$ 11,035	$ 8,854	$ 3,490	$ 3,614	$ 11,217	$ 50,282	$ 50,282
Weighted Average Interest Rate	1.26%	.91%	.91%	.91%	.91%	1.99%	1.24%	
Fixed Interest Rate Loans	$ 83,087	$ 37,014	$ 16,846	$ 7,524	$ 8,509	$ 18,027	$171,007	$160,758
Weighted Average Interest Rate	20.75%	20.43%	18.89%	17.73%	17.72%	18.53%	19.96%	
Variable Interest Rate Loans	$ 7,241	$ 6,072	$ 4,670	$ 4,934	$ 2,704	$ 8,824	$ 34,445	$ 34,704
Weighted Average Interest Rate	15.14%	15.03%	14.94%	15.24%	14.67%	14.52%	14.91%	
Rate Sensitive Liabilities:								
Money Market Deposits	$ 12,312	$ –	$ –	$ –	$ –	$ –	$ 12,312	$ 12,312
Weighted Average Interest Rate	.68%	–	–	–	–	–	.68%	
Time Deposits	$ 91,019	$ 26,273	$ 5,976	$ 9,803	$ 114	$ 35	$133,220	$136,596
Weighted Average Interest Rate	2.94%	6.01%	5.21%	4.55%	1.47%	.50%	3.77%	
Fixed Interest Rate Borrowings	$ 16,617	$ –	$ –	$ –	$ –	$ –	$ 16,617	$ 16,617
Weighted Average Interest Rate	1.19%	–	–	–	–	–	1.19%	
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$ –	$ –	$ 17,000	$ 17,000	$ 17,000
Weighted Average Interest Rate	–	–	–	–	–	1.06%	1.06%	

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2003. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003.

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Election of Directors" and "Information Concerning the Board and Board Committees" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2004 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2003. All outstanding awards relate to the Company's common stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,286,120	$25.30	592,650
Equity compensation plans not approved by security holders	–	–	–
Total	1,286,120	$25.30	592,650

The information to be included under the caption "Present Beneficial Ownership of Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation–Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information to be included under the caption "Principal Accounting Fees and Services" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1)(2) **Financial Statements and Schedules.**

(3) **Executive Compensation Plans and Arrangements.**

1999 Stock Option Plan (filed as Annex A to the Company's Proxy Statement dated April 9, 1999 (the "1999 Proxy Statement")).

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg.

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan (filed as Annex A to the Company's Proxy Statement dated April 17, 2003 (the "2003 Proxy Statement")).

Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "1993 10-K")).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 10-K")).

Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).

Leucadia National Corporation Senior Executive Warrant Plan (filed as Annex B to the 1999 Proxy Statement).

Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).

(b) **Reports on Form 8-K.**

The Company filed current reports on Form 8-K dated October 2, 2003, October 16, 2003, October 30, 2003, November 5, 2003, November 6, 2003, November 14, 2003 and December 4, 2003, which set forth information under Item 5. Other Events and Item 7. Financial Statements and Exhibits.

The Company filed a current report on Form 8-K dated November 6, 2003 which set forth information under Item 2. Acquisition or Disposition of Assets and Item 7. Financial Statements and Exhibits.

(c) **Exhibits.**

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002.

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*

3.4 Amended and Restated By-laws as amended through March 9, 2004.

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan (filed as Annex A to the 1999 Proxy Statement).*

10.2 Articles and Agreement of General Partnership, effective as of April 15, 1985, of Jordan/Zalaznick Capital Company (filed as Exhibit 10.20 to the Company's Registration Statement No. 33-00606).*

10.3 Fiber Lease Agreement together with Colocation and Maintenance Agreement, each dated April 26, 2002, and each amended October 10, 2002, and February 14, 2003, between WCL and Metromedia Fiber National Network, Inc. (filed as Exhibit 10.48 to WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "WilTel 10-K")).*

10.4 Leucadia National Corporation Senior Executive Warrant Plan (filed as Annex B to the 1999 Proxy Statement).*

10.5 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg.

10.6 Form of Amended and Restated Revolving Credit Agreement dated as of March 11, 2003 between the Company, Fleet National Bank as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and the Banks signatory thereto, with Fleet Boston Robertson Stephens, Inc., as Arranger (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).*

10.7 Purchase Agreement among Conseco, Inc., the Company, Charter National Life Insurance Company, Colonial Penn Group, Inc., Colonial Penn Holdings, Inc., Leucadia Financial Corporation, Intramerica Life Insurance Company, Colonial Penn Franklin Insurance Company and Colonial Penn Insurance Company dated as of April 30, 1997 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).*

10.8 Purchase Agreement among General Electric Capital Corporation, the Company, Charter National Life Insurance Company, Colonial Penn Group Inc. and Colonial Penn Holdings, Inc. dated as of June 30, 1997 (filed as Annex A to the Company's Proxy Statement dated October 3, 1997 (the "1997 Proxy Statement")).*

10.9 Purchase Agreement by and among Allstate Life Insurance Company, Allstate Life Insurance Company of New York, Charter National Life Insurance Company, Intramerica Life Insurance Company and the Company, dated February 11, 1998 (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 10-K")).*

10.10 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan (filed as Annex A to the 2003 Proxy Statement).*

10.11 Stock Purchase Agreement by and between the Company and Allstate Life Insurance Company dated as of December 18, 1998 (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K)).*

10.12 Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's 1993 10-K).*

* Incorporated by reference.

10.13 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the 2001 10-K).*

10.14 Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).*

10.15 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).*

10.16 Management Services Agreement dated as of February 26, 2001 among The FINOVA Group Inc., the Company and Leucadia International Corporation (filed as Exhibit 10.20 to the 2000 10-K).*

10.17 Voting Agreement, dated August 21, 2001, by and among Berkadia LLC, Berkshire Hathaway Inc., the Company and The FINOVA Group Inc. (filed as Exhibit 10.J to the Company's Current Report on Form 8-K dated August 27, 2001).*

10.18 Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).*

10.19 Settlement Agreement dated as of July 26, 2002, by and among The Williams Companies Inc. ("TWC"), Williams Communications Group, Inc. ("WCG"), CG Austria, Inc., the official committee of unsecured creditors and the Company (filed as Exhibit 99.2 to the Current Report on Form 8-K of WCG dated July 31, 2002 (the "WCG July 31, 2002 8-K")).*

10.20 Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and, for purposes of Section 7.4 only, Williams Communications, LLC ("WCL") (filed as Exhibit 99.4 to the WCG July 31, 2002 8-K).*

10.21 First Amendment, made as of September 30, 2002, to the Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.4 to the Current Report on Form 8-K of WCG dated October 24, 2002 (the "WilTel October 24, 2002 8-K")).*

10.22 Second Amendment, made as of October 15, 2002, to the Investment Agreement, dated as of July 26, 2002, as amended on September 30, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.5 to the WilTel October 24, 2002 8-K).*

10.23 Purchase and Sale Agreement, dated as of July 26, 2002, by and between TWC and the Company (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K dated July 31, 2002).*

10.24 Amendment, made as of October 15, 2002, to the Purchase and Sale Agreement, dated as of July 26, 2002, by and among the Company and TWC (filed as Exhibit 99.2 to the WilTel October 24, 2002 8-K).*

10.25 Escrow Agreement, dated as of October 15, 2002, among the Company, TWC, WilTel and The Bank of New York, as Escrow Agent (filed as Exhibit 99.3 to the WilTel October 24, 2002 8-K).*

10.26 Share Purchase Agreement, dated April 17, 2002 between LUK Fidei L.L.C. and Hampton Trust PLC (filed as Exhibit 10.37 to the 2002 10-K).*

10.27 Reiterative Share Purchase Agreement, dated June 4, 2002, among Savits AB Private, Hampton Trust Holding (Europe) SA, John C. Jones and Herald Century Consolidated SA (filed as Exhibit 10.38 to the 2002 10-K).*

10.28 Agreement and Plan of Merger, dated August 21, 2003, among the Company, Wrangler Acquisition Corp. and WilTel (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 22, 2003).*

10.29 Stock Purchase Agreement, dated as of October 21, 2002, between HomeFed Corporation ("HomeFed") and the Company (filed as Exhibit 10.1 to the Current Report on Form 8-K of HomeFed dated October 22, 2002).*

10.30 Second Amended and Restated Berkadia LLC Operating Agreement, dated December 2, 2002, by and among BH Finance LLC and WMAC Investment Corporation (filed as Exhibit 10.40 to the 2002 10-K).*

---

* Incorporated by reference.

10.31 Subscription Agreement made and entered into as of December 23, 2002 by and among the Company and each of the entities named in Schedule I thereto (filed as Exhibit 10.41 to the 2002 10-K).*

10.32 Amended and Restated Alliance Agreement between Telefonos de Mexico, S.A. de C.V. and Williams Communications, Inc., dated May 25, 1999 (filed as Exhibit 10.2 to WCG's Equity Registration Statement, Amendment No. 8, dated September 29, 1999).*

10.33 Master Alliance Agreement between SBC Communications Inc. and Williams Communications, Inc. dated February 8, 1999 (filed as Exhibit 10.10 WCG's Equity Registration Statement, Amendment No. 1, dated May 27, 1999).*

10.34 Transport Services Agreement dated February 8, 1999, between Southwestern Bell Communication Services, Inc. and Williams Communications, Inc. (filed as Exhibit 10.11 to WCG's Equity Registration Statement, Amendment No. 1, dated May 27, 1999).*

10.35 Copy of WCG's April 22, 2002, agreement with principal creditor group (filed as Exhibit 10.1 to WCG's Current Report on Form 8-K dated April 22, 2002 (the "WCG April 22, 2002 8-K")).*

10.36 Copy of WCG's agreement with TWC (filed as Exhibit 10.2 to the WCG April 22, 2002 8-K).*

10.37 First Amended Joint Chapter 11 Plan of Reorganization of WCG and CG Austria, filed with the Bankruptcy Court as Exhibit 1 to the Settlement Agreement (filed as Exhibit 99.3 to the WCG July 31, 2002 8-K).*

10.38 Real Property Purchase and Sale Agreement among WilTel, Williams Headquarters Building Company, Williams Technology Center, LLC, WCL, and Williams Aircraft Leasing, LLC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 4 to the Settlement Agreement (filed as Exhibit 99.6 to the WCG July 31, 2002 8-K).*

10.39 List of TWC Continuing Contracts, filed with the Bankruptcy Court as Exhibit 5 to the Settlement Agreement (filed as Exhibit 99.7 to the WCG July 31, 2002 8-K).*

10.40 Agreement for the Resolution of Continuing Contract Disputes among WCG, WCL and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 6 to the Settlement Agreement (filed as Exhibit 99.8 to the WCG July 31, 2002 8-K).*

10.41 Tax Cooperation Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the WCG July 31, 2002 8-K).*

10.42 Amendment to Trademark License Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit to the Settlement Agreement (filed as Exhibit 99.10 to the WCG July 31, 2002 8-K).*

10.43 Assignment of Rights between Williams Information Services Corporation and WCL, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 9 to the Settlement Agreement (filed as Exhibit 99.11 to the WCG July 31, 2002 8-K).*

10.44 Guaranty Indemnification Agreement between WCG and TWC, dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 10 to the Settlement Agreement (filed as Exhibit 99.12 to the WCG July 31, 2002 8-K).*

10.45 Declaration of Trust, dated as of October 15, 2002, by and among WCG, WilTel and the Residual Trustee (filed as Exhibit 99.1 to WilTel's Current Report on Form 8-K dated October 24, 2002 (the "WilTel October 24, 2002 8-K")).*

10.46 Second Amended and Restated Credit and Guaranty Agreement of WilTel, dated as of September 8, 1999, as amended and restated as of April 25, 2001 and as further amended and restated as of October 15, 2002 (filed as Exhibit 99.12 to the WilTel October 24, 2002 8-K).*

10.47 Amendment No. 9, dated as of October 15, 2002, to Amended and Restated Credit Agreement of WilTel, dated as of September 8, 1999, and Amendment No. 1, dated as of October 15, 2002, to the Subsidiary Guarantee, dated as of September 8, 1999 (filed as Exhibit 99.13 to the WilTel October 24, 2002 8-K).*

10.48 Amended and Restated Security Agreement, dated as of April 23, 2001, as amended and restated as of October 15, 2002 (filed as Exhibit 99.14 to the WilTel October 24, 2002 8-K).*

* Incorporated by reference.

10.49 Amendment No. 1, dated as of October 15, 2002, to the Real Property Purchase and Sale Agreement, dated as of July 26, 2002, among Williams Headquarters Building Company, WTC, WCL, WCG and Williams Communications Aircraft, LLC (filed as Exhibit 99.15 to the WilTel October 24, 2002 8-K).*

10.50 Pledge Agreement dated as of October 15, 2002, by CG Austria, Inc., as pledgor, to Williams Headquarters Building Company, as pledgee (filed as Exhibit 10.42 to the WilTel 10-K).*

10.51 First Amendment to Master Alliance Agreement between SBC Communications Inc. and Williams Communications, Inc., by and between SBC Communications Inc. and WCL, effective as of September 23, 2002 (filed as Exhibit 10.43 to the WilTel 10-K).*

10.52 First Amendment to Transport Services Agreement among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and Williams Communications, Inc., by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and Williams Communications, Inc., dated September 29, 2000 (filed as Exhibit 10.44 to the WilTel 10-K).*

10.53 Second Amendment to Transport Services Agreement, as amended by Amendment No. 1 dated September 29, 2000, by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and WCL, effective as of June 25, 2001 (filed as Exhibit 10.45 to the WilTel 10-K).*

10.54 Third Amendment to Transport Services Agreement, as amended by Amendment No. 1 dated September 20, 2000, and Amendment No. 2 dated June 25, 2001, by and among Southwestern Bell Communications Services Inc., SBC Operations, Inc. and WCL, effective as of September 23, 2002 (filed as Exhibit 10.46 to the WilTel 10-K).*

10.55 Fiber Lease Agreement, together with Colocation and Maintenance Agreement and Lease Agreement #2, each dated April 26, 2002, and each amended October 10, 2002, between Metromedia Fiber Network Services, Inc. and WCL (filed as Exhibit 10.47 to the WilTel 10-K).*

10.56 Amendment No. 2 to Master Alliance Agreement and Amendment No. 4 to Transport Services Agreement, dated December 31, 2003, amending the (a) Master Alliance Agreement, effective as of February 8, 1999, as amended by Amendment No. 1 effective September 23, 2002, by and between WCL, and SBC Communications Inc. and (b) Transport Services Agreement, effective as of February 8, 1999, as amended by Amendment No. 1 dated as of September 29, 2000, Amendment No. 2 and Amendment No. 3 dated as of September 23, 2002 by and among WCL, SBC Operations, Inc., and Southwestern Bell Communications Services Inc.

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 2-84303), Form S-8 and S-3 (File No. 33-6054), Form S-8 and S-3 (File No. 33-26434), Form S-8 and S-3 (File No. 33-30277), Form S-8 (File No. 33-61682), Form S-8 (File No. 33-61718), Form S-8 (File No. 333-51494) and Form S-4 (File No. 333-86018).

23.2 Consent of PricewaterhouseCoopers, with respect to the inclusion in this Annual Report on Form 10-K the financial statements of Olympus Re Holdings, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).

23.3 Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Berkadia LLC and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).

* Incorporated by reference.

23.4 Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of The FINOVA Group Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).**

23.5 Independent Auditors' Consent from KPMG LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Partners Opportunity Fund II, LLC for the three years ended December 31, 2003 and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).

23.6 Consent of independent auditors from BDO Seidman, LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of EagleRock Capital Partners (QP), LP and EagleRock Master Fund and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).

23.7 Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of WilTel Communications Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

(d) **Financial statement schedules.**

(1) Berkadia LLC financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the period from inception, February 26, 2001, to December 31, 2001.

(2) Olympus Re Holdings, Ltd. combined financial statements as of December 31, 2003 and 2002 for the years ended December 31, 2003 and 2002 and for the period from December 3, 2001 (date of incorporation) to December 31, 2001.

(3) The FINOVA Group Inc. and subsidiaries consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.**

(4) Jefferies Partners Opportunity Fund II, LLC financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

*** Furnished herewith pursuant to item 601(b)(32) of Regulation S-K.

(5) EagleRock Capital Partners (QP), LP financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from January 1, 2002 (commencement of operations) to December 31, 2002 and EagleRock Master Fund financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the period from May 1, 2002 (commencement of operations) to December 31, 2002.

(6) WilTel Communications Group, Inc. consolidated financial statements as of November 5, 2003 and December 31, 2002 (Successor Company), and for the periods from January 1, 2003 through November 5, 2003, and November 1, 2002 through December 31, 2002 (Successor Company) and the periods January 1, 2002 through October 31, 2002, and for the year ended December 31, 2001 (Predecessor Company).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

March 12, 2004

By: /s/ Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

Signature	Title
/s/ IAN M. CUMMING Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	President and Director (Principal Executive Officer)
/s/ JOSEPH A. ORLANDO Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ BARBARA L. LOWENTHAL Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
/s/ PAUL M. DOUGAN Paul M. Dougan	Director
/s/ LAWRENCE D. GLAUBINGER Lawrence D. Glaubinger	Director
/s/ JAMES E. JORDAN James E. Jordan	Director
/s/ JESSE CLYDE NICHOLS, III Jesse Clyde Nichols, III	Director

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of Leucadia National Corporation

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements listed in the index appearing under Item 15(a)(1)(2) of this Form 10-K, present fairly, in all material respects, the financial position of Leucadia National Corporation and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(1)(2) of this Form 10-K, present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of WilTel, for the period from January 1, 2003 through November 5, 2003. For this period, WilTel was accounted for on the equity method and from January 1, 2003 through November 5, 2003 had a net loss of approximately $109,000,000, of which the Company's 47.4% share was approximately $52,000,000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for WilTel, is based on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002

(Dollars in thousands, except par value)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 214,390**	$ 418,600
Investments	**714,363**	185,196
Trade, notes and other receivables, net	**372,104**	114,579
Prepaids and other current assets	**49,506**	22,476
Total current assets	**1,350,363**	740,851
Non-current investments	**673,742**	439,675
Notes and other receivables, net	**193,459**	292,843
Other assets	**298,589**	164,570
Property, equipment and leasehold improvements, net	**1,450,099**	166,207
Investments in associated companies:		
WilTel Communications Group, Inc.	**–**	340,551
Other associated companies	**430,912**	397,081
Total	**$4,397,164**	$2,541,778
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 377,473**	$ 75,770
Deferred revenue	**47,311**	–
Other current liabilities	**89,390**	15,436
Customer banking deposits due within one year	**103,331**	283,613
Long-term debt due within one year	**23,956**	3,647
Income taxes payable	**15,867**	38,231
Total current liabilities	**657,328**	416,697
Long-term deferred revenue	**156,582**	–
Other non-current liabilities	**234,446**	126,774
Non-current customer banking deposits	**42,201**	109,291
Long-term debt	**1,154,878**	229,426
Deferred tax liability	**–**	16,556
Total liabilities	**2,245,435**	898,744
Commitments and contingencies		
Minority interest	**17,568**	10,309
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	**–**	98,200
Shareholders' Equity		
Series A Non-Voting Convertible Preferred Stock	**–**	47,507
Common shares, par value $1 per share, authorized 150,000,000 shares; 70,823,502 and 58,268,572 shares issued and outstanding, after deducting 47,710,719 and 60,213,299 shares held in treasury	**70,824**	58,269
Additional paid-in capital	**613,274**	154,260
Accumulated other comprehensive income	**152,251**	56,025
Retained earnings	**1,297,812**	1,218,464
Total shareholders' equity	**2,134,161**	1,534,525
Total	**$4,397,164**	$2,541,778

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2003, 2002 and 2001

(In thousands, except per share amounts)

	2003	2002	2001
Revenues:			
Telecommunications	**$231,930**	$ –	$ –
Healthcare	**71,039**	–	–
Manufacturing	**53,327**	50,744	53,667
Finance	**55,091**	87,812	113,422
Investment and other income	**135,035**	140,315	178,622
Net securities gains (losses)	**9,953**	(37,066)	28,450
	556,375	241,805	374,161
Expenses:			
Cost of sales:			
Telecommunications	**167,653**	–	–
Healthcare	**61,280**	–	–
Manufacturing	**38,998**	33,963	36,803
Interest	**43,550**	33,547	47,763
Salaries	**58,394**	41,814	42,611
Depreciation and amortization	**58,598**	17,266	17,258
Selling, general and other expenses	**161,931**	156,740	156,644
	590,404	283,330	301,079
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**(34,029)**	(41,525)	73,082
Income tax (benefit) provision:			
Current	**(20,451)**	(116,817)	30,362
Deferred	**(23,750)**	(28,048)	(41,703)
	(44,201)	(144,865)	(11,341)
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies	**10,172**	103,340	84,423
Minority expense of trust preferred securities, net of taxes	**(2,761)**	(5,521)	(5,521)
Equity in income (losses) of associated companies, net of taxes	**76,947**	54,712	(15,974)
Income from continuing operations	**84,358**	152,531	62,928
Income (loss) from discontinued operations, net of taxes	**5,198**	4,580	(39,742)
Gain (loss) on disposal of discontinued operations, net of taxes	**7,498**	4,512	(31,105)
Income (loss) before cumulative effect of a change in accounting principle	**97,054**	161,623	(7,919)
Cumulative effect of a change in accounting principle	**–**	–	411
Net income (loss)	**$ 97,054**	$161,623	$ (7,508)
Basic earnings (loss) per common share:			
Income from continuing operations	**$1.38**	$2.74	$1.13
Income (loss) from discontinued operations	**.08**	.08	(.72)
Gain (loss) on disposal of discontinued operations	**.12**	.08	(.56)
Cumulative effect of a change in accounting principle	**–**	–	.01
Net income (loss)	**$1.58**	$2.90	$(.14)
Diluted earnings (loss) per common share:			
Income from continuing operations	**$1.37**	$2.72	$1.13
Income (loss) from discontinued operations	**.08**	.08	(.72)
Gain (loss) on disposal of discontinued operations	**.12**	.08	(.56)
Cumulative effect of a change in accounting principle	**–**	–	.01
Net income (loss)	**$1.57**	$2.88	$(.14)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net cash flows from operating activities:			
Net income (loss)	$ **97,054**	$ 161,623	$ (7,508)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operations:			
Cumulative effect of a change in accounting principle	**–**	–	(411)
Deferred income tax benefit	**(23,847)**	(28,048)	(35,291)
Depreciation and amortization of property, equipment and leasehold improvements	**65,723**	21,624	21,551
Other amortization (primarily related to investments)	**(4,624)**	(5,427)	(18,183)
Provision for doubtful accounts	**20,098**	36,248	43,263
Net securities (gains) losses	**(9,953)**	37,066	(28,450)
Equity in (income) losses of associated companies	**(76,947)**	(54,712)	15,974
Distributions from associated companies	**25,359**	43,807	123,871
Gain on disposal of real estate, property and equipment, and other assets	**(23,429)**	(35,051)	(48,407)
(Gain) loss on disposal of discontinued operations	**(7,498)**	(4,512)	31,105
Investments classified as trading, net	**(8,133)**	48,990	(6,675)
Net change in:			
Trade, notes and other receivables	**(18,306)**	10,681	574
Prepaids and other assets	**(10,687)**	(1,021)	(3,055)
Trade payables and expense accruals	**(10,996)**	11,936	(34,940)
Other liabilities	**(18,931)**	(4,243)	(1,925)
Deferred revenue	**2,045**	–	–
Income taxes payable	**(14,276)**	(137,327)	(13,180)
Other	**(3,158)**	2,934	6,941
Net change in net assets of discontinued operations	**(3,994)**	(5,384)	63,982
Net cash provided by (used for) operating activities	**(24,500)**	99,184	109,236
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(84,665)**	(17,106)	(13,543)
Acquisition of and capital expenditures for real estate investments	**(67,925)**	(20,748)	(38,377)
Proceeds from disposals of real estate, property and equipment, and other assets	**111,134**	108,146	187,629
Increase in cash related to acquisition of WilTel, Symphony and WebLink, net of cash invested	**114,524**	–	–
Proceeds from disposal of discontinued operations, net of expenses	**–**	66,241	–
Reduction in cash related to sale of subsidiary, net of cash proceeds from sale	**(4,466)**	(18,979)	–
Advances on loan receivables	**(2,981)**	(81,650)	(262,388)
Principal collections on loan receivables	**138,259**	174,718	186,626
Advances on notes receivables	**(2,279)**	(2,390)	(9,593)
Collections on notes receivables	**14,176**	4,373	39,790
Investments in associated companies	**(22,350)**	(375,307)	(186,782)
Capital distributions from associated companies	**7,174**	–	–
Purchases of investments (other than short-term)	**(1,655,294)**	(1,143,361)	(1,014,015)
Proceeds from maturities of investments	**555,148**	657,487	696,340
Proceeds from sales of investments	**683,752**	548,249	201,840
Net cash used for investing activities	**(215,793)**	(100,327)	(212,473)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net cash flows from financing activities:			
Net change in customer banking deposits	**$(245,845)**	$(82,351)	$ (45,928)
Issuance of long-term debt, net of issuance costs	**304,509**	6,145	71,496
Reduction of long-term debt	**(7,002)**	(13,265)	(10,555)
Issuance of convertible preferred shares	**–**	47,507	–
Issuance of common shares	**1,293**	102,535	517
Purchase of common shares for treasury	**(61)**	(115)	(45)
Dividends paid	**(17,706)**	(13,841)	(13,829)
Net cash provided by financing activities	**35,188**	46,615	1,656
Effect of foreign exchange rate changes on cash	**895**	(94)	(564)
Net increase (decrease) in cash and cash equivalents	**(204,210)**	45,378	(102,145)
Cash and cash equivalents at January 1,	**418,600**	373,222	475,367
Cash and cash equivalents at December 31,	**$ 214,390**	$418,600	$ 373,222
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 40,856**	$ 34,681	$ 51,232
Income tax payments (refunds), net	**$ (5,098)**	$ 17,314	$ 11,885
Non-cash investing activities:			
Common stock issued for acquisition of WilTel Communications Group, Inc.	**$ 422,830**	$ –	$ –

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2003, 2002 and 2001

(In thousands, except par value and per share amounts)

	Series A Non-Voting Convertible Preferred Stock	Common Shares $1 Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 1, 2001	$ –	$55,297	$ 54,340	$ 2,585	$1,092,019	$1,204,241
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $9,537				17,850		17,850
Net change in unrealized foreign exchange gain (loss), net of taxes of $882				(5,366)		(5,366)
Net change in unrealized gain (loss) on derivative instruments (including the cumulative effect of a change in accounting principle of $1,371), net of taxes of $219				(407)		(407)
Net loss					(7,508)	(7,508)
Comprehensive income						4,569
Exercise of options to purchase common shares		23	494			517
Purchase of stock for treasury		(2)	(43)			(45)
Dividends ($.25 per common share)					(13,829)	(13,829)
Balance, December 31, 2001	–	55,318	54,791	14,662	1,070,682	1,195,453
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $14,215				26,331		26,331
Net change in unrealized foreign exchange gain (loss), net of taxes of $1,691				16,375		16,375
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $724				(1,343)		(1,343)
Net income					161,623	161,623
Comprehensive income						202,986
Issuance of convertible preferred shares	47,507					47,507
Issuance of common shares		2,908	98,585			101,493
Exercise of options to purchase common shares		46	996			1,042
Purchase of stock for treasury		(3)	(112)			(115)
Dividends ($.25 per common share)					(13,841)	(13,841)
Balance, December 31, 2002	47,507	58,269	154,260	56,025	1,218,464	1,534,525
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $55,738				103,776		103,776
Net change in unrealized foreign exchange gain (loss), net of taxes of $701				7,739		7,739
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $888				(1,650)		(1,650)
Net change in minimum pension liability, net of taxes of $7,345				(13,639)		(13,639)
Net income					97,054	97,054
Comprehensive income						193,280
Issuance of common shares on acquisition of WilTel Communications Group, Inc.		11,156	411,674			422,830
Conversion of convertible preferred shares into common shares	(47,507)	1,348	46,159			–
Exercise of options to purchase common shares		53	1,240			1,293
Purchase of stock for treasury		(2)	(59)			(61)
Dividends ($.25 per common share)					(17,706)	(17,706)
Balance, December 31, 2003	$ –	$70,824	$613,274	$152,251	$1,297,812	$2,134,161

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, healthcare services, banking and lending, manufacturing, real estate activities, winery operations, and property and casualty reinsurance, principally in markets in the United States, and development of a copper mine in Spain.

The Company's telecommunications operations are conducted through WilTel Communications Group, Inc. ("WilTel"), which owns or leases and operates a nationwide inter-city fiber-optic network providing Internet, data, voice and video services to companies that use high-capacity and high-speed telecommunications in their businesses. WilTel has also built a fiber-optic network within certain cities in the U.S. and has the ability to connect to networks outside the U.S. WilTel operates in two segments, Network and Vyvx.

The Company's healthcare services operations primarily provide contract therapy, long-term care consulting and temporary staffing to skilled nursing facilities, hospitals, sub-acute care centers, assisted living facilities, schools, and other healthcare providers. Healthcare services are provided by subsidiaries of Symphony Health Services, LLC ("Symphony").

The Company's banking and lending operations have historically consisted of making instalment loans to niche markets primarily funded by customer banking deposits insured by the Federal Deposit Insurance Corporation ("FDIC"); the principal lending activities have consisted of providing collateralized personal automobile loans to individuals with poor credit histories. However, as a result of increased loss experience and declining profitability in its auto lending program, the Company stopped originating new subprime automobile loans in September 2001 and ceased originating all other consumer loans in January 2003. The Company is in the process of liquidating this business.

The Company's manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, agriculture, packaging, carpet padding, filtration and consumer products. In addition to its domestic operations, the manufacturing segment owns and operates a manufacturing and sales facility in Belgium.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's winery operations consist of two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon, which primarily produce and sell wines in the luxury segment of the premium table wine market.

The Company's copper mine development operations consist of its 72.5% interest in MK Gold Company ("MK Gold"), a company that is traded on the NASD OTC Bulletin Board (Symbol: MKAU).

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on

2. Significant Accounting Policies, continued:

assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Loan Loss Reserves–The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance for loan losses is an amount that the Company believes will be adequate to absorb probable losses inherent in its portfolio based on the Company's evaluations of the collectibility of loans as of the balance sheet date. Factors considered by the Company include prior loan loss experience, current economic trends, aging of the loan portfolio and collateral value. The amount recorded for the allowance for loan losses results from numerous judgments and assumptions that are made to estimate actual loan loss experience in the future.

Income Taxes–The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. Historically, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities related to potential exposure.

Subsequent to the acquisition of all of the outstanding common stock of WilTel in November 2003, WilTel became a member of the Company's consolidated tax return. WilTel has significant net operating loss carryforwards (NOLs) and other tax attributes, some of which are available to reduce the future taxable income of other members of the Company's consolidated federal tax return. Except for the recognition of WilTel's deferred federal income tax assets in an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition (see allocation of the purchase price in Note 3), the Company has recorded a full valuation allowance with respect to WilTel's net deferred tax assets.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

As of December 31, 2003, the carrying amount of the Company's investment in the mineral rights and mining properties of MK Gold was approximately $74,600,000. The recoverability of this asset is entirely dependent upon the success of MK Gold's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of this asset. Based on the current status of the project and MK Gold's estimate of future financing costs and future cash flows, the Company believes the carrying amount of its investment is recoverable.

As of December 31, 2003, the carrying amount of the Company's investment in its manufacturing facility located in Belgium was approximately $18,100,000. The Belgium facility, which became

2. Significant Accounting Policies, continued:

operational in the third quarter of 2001, has not yet achieved the level of revenues and profitability originally expected by the Company, primarily due to the segment's loss of a major multi-national customer and insufficient demand from other customers. During 2004, a new general manager was hired at the facility, and the Company expects that new management's development and implementation of marketing and sales initiatives should significantly improve profitability. Based on the current business plan, which includes a budget for 2004 and estimates of revenue growth thereafter, the Company believes that its investment in the Belgium facility is recoverable. However, the operation has remained in the start up phase for at least a year longer than anticipated, and if profitability improvement is not achieved, the carrying amount of the facility is likely to be impaired.

Acquisition of WilTel–Under GAAP, the Company's acquisition of WilTel is treated as a step acquisition. On each occasion that the Company acquired WilTel's common stock, it recorded its investment in WilTel's underlying assets and liabilities at their fair value, but the adjustment to fair values is made only to the extent of the percentage of WilTel stock acquired at the time. The Company utilized independent appraisals, principally for property and equipment and identifiable intangible assets, actuarial calculations for employee benefit obligations, market quotes, discounted cash flow techniques and comparable sales information to determine the fair values of assets and liabilities acquired for each purchase. Significant judgments were made to estimate fair values of certain liabilities, including liabilities for unfavorable contracts and deferred revenue, many of which require an estimate of future events. Since the aggregate fair values of the net assets acquired exceeded the purchase price, GAAP required that the excess be applied to reduce the initial fair values of certain non-current assets on a pro rata basis.

(b) ***Consolidation Policy:*** The consolidated financial statements include the accounts of the Company and all majority-owned entities except for those in which control does not rest with the Company due to the significant participating or controlling rights of other parties. All intercompany transactions and balances are eliminated in consolidation.

Associated companies are investments in equity interests of entities that the Company does not control and that are accounted for on the equity method of accounting.

Certain amounts for prior periods have been reclassified to be consistent with the 2003 presentation.

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $79,100,000 and $267,900,000 at December 31, 2003 and 2002, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes.

Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do. Estimated fair values are principally based on quoted market prices.

Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The writedowns are included in "Net securities gains (losses)" in the Consolidated Statements of Operations. The cost of securities sold is based on average cost.

2. Significant Accounting Policies, continued:

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:***

Telecommunications: Capacity, transmission, video services and other telecommunications services revenues are recognized monthly as the services are provided or revenues are earned. If at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons, revenue is not recognized until such contingencies are resolved. Amounts billed in advance of the service month are recorded as deferred revenue. Revenues that have been deferred for long-term telecommunications service contracts are amortized using the straight-line method over the life of the related contract. The Company classifies as current the amount of deferred revenue that will be recognized into revenue over the next twelve months.

Grants of indefeasible rights of use ("IRUs") of constructed but unlit fiber, or dark fiber, in exchange for cash, are accounted for as operating leases, and the cash received is recognized as revenue over the term of the IRU. The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay monthly fees for operating and maintenance costs. The Company recognizes these monthly fees as revenue as services are provided.

Telecommunications cost of sales include leased capacity, right of way costs, access and egress charges, other third party circuit costs, satellite transponder lease costs, and package delivery costs and blank tape media costs related to advertising distribution services. WilTel does not defer installation costs.

Prior to the Company's acquisition, WilTel had entered into transactions such as buying, selling, swapping and/or exchanging capacity, conduit and fiber to complete and compliment its network. Depending upon the terms of the agreement, certain transactions were accounted for as pure asset swaps with no revenue and no cost recognition while certain transactions were accounted for as both revenue and cost over the corresponding length of time for each agreement. If the exchange was not essentially the culmination of an earning process, accounting for an exchange of a nonmonetary asset was based on the recorded amount of the nonmonetary asset relinquished, and therefore no revenue and cost was recorded. Payments received for the installation of conduit under joint build construction contracts were generally recorded as a recovery of the applicable construction costs. Revenues under multiple element contracts were recognized based on the respective fair values of each individual element within the multiple element contract. Revenues from conduit and duct sales were recognized at time of delivery and acceptance and when all significant contractual obligations have been satisfied and collection is reasonably assured. While WilTel applied the accounting policies described in this paragraph to transactions prior to the Company's acquisition of WilTel in 2003, WilTel has had no material transactions of the type described in this paragraph subsequent to its acquisition by the Company.

Other: Healthcare revenues are recognized when the services are provided. Revenue from loans made by the banking and lending operations is recognized over the term of the loan to provide a constant yield on the daily principal balance outstanding. Manufacturing revenues are recognized when title passes, which is generally upon shipment of goods. Revenue from the sale of real estate is recognized when title passes.

2. Significant Accounting Policies, continued:

(g) ***Income Taxes:*** The Company provides for income taxes using the liability method. The future benefit of certain tax loss carryforwards and future deductions is recorded as an asset. A valuation allowance is provided if deferred tax assets are not considered to be more likely than not to be realized.

(h) ***Derivative Financial Instruments:*** On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). Under SFAS 133, the Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on its customer banking deposits and certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under SFAS 133, and therefore are not accounted for as hedges.

In accordance with the transition provisions of SFAS 133, the Company recorded income from a cumulative effect of a change in accounting principle of $411,000, net of taxes, in results of operations for the year ended December 31, 2001 and recorded a loss of $1,371,000, net of taxes, as a cumulative effect of a change in accounting principle in accumulated other comprehensive income. No transition adjustment remained at December 31, 2003. Amounts recorded as income (charges) to investment and other income as a result of accounting for its derivative financial instruments in accordance with SFAS 133 were $3,500,000, $(1,700,000) and $(2,300,000) for the years ended December 31, 2003, 2002 and 2001, respectively. Net unrealized losses on derivative instruments were $3,400,000 and $1,800,000 at December 31, 2003 and 2002, respectively.

(i) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange gains were $2,500,000 for 2002 and not material for 2003 and 2001. Net unrealized foreign exchange gains (losses) were $7,500,000 and $(200,000) at December 31, 2003 and 2002, respectively.

(j) ***Stock-Based Compensation:*** Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value method for accounting for stock-based compensation plans, either through recognition in the statements of operations or disclosure. As permitted, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the statements of operations for its stock-based compensation plans.

Had compensation cost for the Company's stock option plans been recorded in the statements of operations consistent with the provisions of SFAS 123, the Company would have recognized compensation cost of $800,000, $600,000 and $400,000 in 2003, 2002 and 2001, respectively.

(k) ***Recently Issued Accounting Standards:*** In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which is effective for financial instruments entered into and modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. As a result of the implementation of SFAS 150, the Company began

2. Significant Accounting Policies, continued:

classifying its $98,200,000 of trust issued preferred securities as liabilities beginning July 1, 2003, and classifies dividends accrued for these securities as interest expense. SFAS 150 does not permit restatement of prior period amounts to reflect the new classification.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. In October 2003, the FASB deferred to the fourth quarter of 2003 from the third quarter the implementation date of FIN 46 with respect to variable interest entities in which a variable interest was acquired before February 1, 2003. In December 2003, the FASB issued a revision ("FIN 46R") to FIN 46 to clarify certain provisions and exempt certain entities from its requirements. In addition, FIN 46R deferred to the first quarter of 2004 application of its provisions to certain entities in which a variable interest was acquired prior to February 1, 2003. The Company does not expect that the implementation of FIN 46 and FIN 46R will have a material effect on its consolidated results of operations or financial condition.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132R"), which is effective for financial statements with fiscal years ending after December 15, 2003. The Company has adopted SFAS 132R, which requires additional disclosures for pension and postretirement benefit plans.

3. Acquisitions:

In 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel for an aggregate purchase price of $333,500,000, including expenses. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc., the predecessor of WilTel. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel during 2002.

In November 2003, the Company consummated an exchange offer and merger agreement pursuant to which all public WilTel stockholders received .4242 of a Leucadia common share for each share of WilTel common stock. Leucadia issued 11,156,460 of its common shares in exchange for all of the WilTel common stock that it didn't previously own. The merger agreement also provided that WilTel stockholders receive contingent sale rights which entitle WilTel stockholders to additional Leucadia common shares if the Company sells substantially all of WilTel's assets or outstanding shares of capital stock prior to October 15, 2004, or consummates such a sale at a later date if the sale agreement was entered into prior to August 21, 2004, and in either case the net proceeds exceed the valuation ascribed to WilTel's equity in the merger transaction. The 2003 acquisition was wholly unrelated to the initial acquisition in 2002; the Company's decision to acquire the remaining WilTel shares was based upon developments subsequent to the initial 2002 purchase.

The aggregate purchase price for the 2003 acquisition was approximately $425,300,000, consisting of $422,800,000 of Leucadia common shares and cash expenses of $2,500,000. The purchase price does not include any amounts related to the contingent sale rights, which would be accounted for as additional purchase price consideration if, and when, they result in the issuance of additional Leucadia common

3. Acquisitions, continued:

shares (up to an aggregate maximum of 11,000,000 additional Leucadia common shares). The execution of the merger agreement on August 21, 2003 created a measurement date for accounting purposes which is used to determine the per share value of the Leucadia common shares issued. The Company averaged the closing prices of its common shares for the five business day period commencing two business days before and ending two business days after the merger agreement was executed. That average, $37.90 per share, was used to calculate the aggregate value of the Leucadia common shares issued.

Following completion of the merger, the Company has consolidated the financial condition and results of operations of WilTel, and no longer accounts for its initial investment in WilTel under the equity method of accounting. The condensed WilTel balance sheet as of the date of acquisition is presented below. It reflects amounts for the acquisition of the WilTel common stock in 2003, and amounts for the acquisition of 47.4% of WilTel's common stock in 2002, all of which were determined based on the estimated fair value of the assets acquired and liabilities assumed as of the date of each acquisition. The carrying amount of the Company's initial 2002 cash investment in WilTel of $353,900,000, including expenses, has been subsequently reduced by $65,400,000, representing the Company's share of WilTel's losses under the equity method of accounting. The aggregate net investment in WilTel shown below of $713,800,000 consists of the carrying amount of the Company's equity investment in WilTel as of November 5, 2003 ($288,500,000) and the aggregate purchase price of the acquisition pursuant to the merger ($425,300,000). All amounts are in thousands.

	As of November 6, 2003
Assets:	
Current assets:	
Cash and cash equivalents	$ 97,900
Investments	93,600
Trade, notes and other receivables, net	240,400
Prepaids and other current assets	62,200
Total current assets	494,100
Non-current investments	30,100
Property and equipment	1,240,300
Intangible assets	38,800
Other assets	38,800
Total assets	1,842,100
Liabilities:	
Current liabilities:	
Trade payables and expense accruals	247,000
Deferred revenue	47,400
Other current liabilities	121,700
Long-term debt due within one year	4,000
Total current liabilities	420,100
Long-term deferred revenue	154,500
Other non-current liabilities	138,100
Long-term debt	502,700
Total liabilities	1,215,400
	626,700
Allocation to consolidated deferred income taxes	87,100
Net investment in WilTel	$ 713,800

3. Acquisitions, continued:

Of the $38,800,000 of acquired intangible assets, $8,400,000 was related to Vyvx's tradename (with a weighted-average useful life of approximately fifteen years) and $30,400,000 was related to customer relationships (with a weighted-average useful life of approximately thirteen years), primarily Vyvx customers. See Note 8 for more information concerning intangible asset activity subsequent to the acquisition.

The Company has not completed all of the analyses and studies to finalize its allocation of the purchase price for the 2003 purchase. The Company expects to complete its allocation of the purchase price by the end of the third quarter of 2004, and any changes from its initial allocation could affect the values assigned to property and equipment, intangible assets and trade payables, expense accruals and other liabilities. However, the Company does not expect that the impact of these changes will be material.

Unaudited pro forma operating results for the Company, assuming the acquisition of 100% of WilTel had occurred as of the beginning of each year presented below are as follows (in thousands, except per share amounts):

	2003	2002
Revenues	**$1,738,200**	$1,447,000
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	**$ 75,400**	$ (318,300)
Net income (loss)	**$ 75,400**	$ (326,900)
Per share:		
Basic	**$1.07**	$(4.89)
Dilutive	**$1.06**	$(4.89)

Pro forma adjustments include an increase to 2003 depreciation expense of $3,100,000 related to the adjustment to fair value of property and equipment at acquisition, which fair value adjustment is assumed amortized over an average life of 15 years and, for the 2002 period, a reduction of $235,000,000 to WilTel's historical depreciation expense, as the historical carrying amount of WilTel's property and equipment as of January 1, 2002 was nearly $3.1 billion more than the amount allocated to property and equipment assumed in the pro forma financial statements. Accordingly, depreciation expense was substantially reduced on a pro forma basis since the actual depreciation expense recorded on a much larger asset would not have been recorded on a pro forma basis.

The pro forma adjustments for 2002 also include the reversal of certain statement of operations activity as a result of WilTel's emergence from bankruptcy, including the reversal of the gain recognized upon the discharge of WilTel's indebtedness ($4.3 billion), the reversal of the net charge recognized upon WilTel's application of fresh start accounting adjustments to the historical carrying amounts of its assets and liabilities ($2.1 billion) and the reversal of historical interest expense related to all debt that was converted to equity under WilTel's bankruptcy plan. For both periods, the pro forma adjustments included an adjustment to reduce the Company's historical federal income tax provision (2003–$38,200,000 and 2002–$12,900,000), as losses generated by WilTel reduced or eliminated the Company's historical income, and the reversal of the Company's recognition of its share of WilTel's losses under the equity method of accounting as a result of the pro forma consolidation.

The unaudited pro forma data for WilTel is not indicative of future results of operations or what would have resulted if the acquisitions had actually occurred as of the beginning of the periods presented. Unaudited pro forma data is not included for Symphony as the amounts were not material.

In September 2003, the Company acquired Symphony for approximately $36,700,000, including expenses, of which approximately $29,200,000 was provided by financing that is non-recourse to the

3. Acquisitions, continued:

Company but is fully collateralized by Symphony's assets. In addition, at acquisition, the lender provided an additional $5,000,000 of working capital financing to Symphony. The Company has consolidated Symphony's financial condition and results of operations since acquisition.

In September 2003, the Company acquired a 90% interest in 8 acres of unimproved land in Washington, D.C. for cash of $53,800,000. Immediately following the acquisition, mortgage financing of $15,000,000 was obtained, which is non-recourse to the Company, which reduced the net cash investment in the property to $38,800,000. Subsequent to the acquisition, the mortgage lender provided an additional $5,000,000 of such non-recourse financing, which further reduced the Company's net cash investment. The land is zoned for a minimum of 2,000,000 square feet of commercial office space, which the Company intends to develop in phases, once acceptable tenants or purchasers are identified.

In December 2003, the Company purchased all of the debt obligations under the senior secured credit facility of ATX Communications, Inc. and certain of its affiliates ("ATX") for $25,000,000, and also entered into an amendment to the facility pursuant to which the Company agreed to refrain from exercising certain of its rights under the facility, subject to certain conditions. ATX is an integrated communications provider that offers local exchange carrier and inter-exchange carrier telephone, Internet, high-speed data and other communications services to business and residential customers in targeted markets throughout the Mid-Atlantic and Midwest regions of the United States. ATX is a public company traded on the NASD OTC Bulletin Board (Symbol: COMMQ).

Concurrently with the purchase of the facility and the execution of the amendment, the Company entered into a conversion agreement pursuant to which the Company agreed, upon the satisfaction of certain conditions, to convert the senior secured debt of ATX into 100% of the preferred stock (with a liquidation preference of $25,000,000) and 100% of the common stock of a reorganized ATX. As contemplated by these agreements, in January 2004 ATX commenced a voluntary chapter 11 case in order to reorganize its financial affairs. The reorganization of ATX and the implementation of the conversion agreement are subject to the approval of the bankruptcy court. Assuming the conversion agreement is implemented in its current form, the Company will consolidate ATX as of the date the reorganization is completed.

4. Investments in Associated Companies:

The Company has investments in several Associated Companies. The amounts reflected as equity in income (losses) of associated companies in the consolidated statements of operations are net of income tax provisions (benefits) of $70,100,000, $36,700,000 and $(8,600,000) for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2000, the Company invested $100,000,000 in the equity of a limited liability company, Jefferies Partners Opportunity Fund II, LLC ("JPOF II"), that is a registered broker-dealer. JPOF II is managed by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2003, 2002 and 2001, the Company recorded $14,800,000, $15,200,000 and $27,100,000, respectively, of pre-tax income from this investment under the equity method of accounting. These earnings were distributed by JPOF II as dividends shortly after the end of each year.

In December 2001, the Company invested $127,500,000 for an approximate 25% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. In June 2003, the Company

4. Investments in Associated Companies, continued:

sold 567,574 common shares of Olympus back to Olympus for total proceeds of $79,500,000. The Company recognized a $1,500,000 gain on the sale which is reflected in other income for the year ended December 31, 2003. The shares were sold to Olympus as part of an issuer tender offer available to all of its shareholders. After completion of the tender, the Company's interest in Olympus declined from 25% to 16.1%. The Company will continue to account for this investment under the equity method of accounting based upon the Company's ability to exercise significant influence. For the years ended December 31, 2003 and 2002, the Company recorded $40,400,000 and $24,100,000, respectively, of pre-tax income from this investment under the equity method of accounting.

In December 2001, the Company invested $50,000,000 in EagleRock Capital Partners (QP), LP ("EagleRock"), a limited partnership that invests primarily in securities and other obligations of highly leveraged, distressed and out of favor companies. For the years ended December 31, 2003 and 2002, the Company recorded $49,900,000 of pre-tax income and $4,500,000 of pre-tax losses, respectively, from this investment under the equity method of accounting. The income reported by the partnership for 2003 results from both realized and unrealized gains in its portfolio, and no cash has been distributed by the partnership since its inception.

In October 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed Corporation ("HomeFed") for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of HomeFed's outstanding common stock. At December 31, 2003 and 2002, the deferred gain on this sale was $7,900,000 and $12,100,000, respectively, which is being recognized into income as CDS's principal asset, the real estate project known as San Elijo Hills, is developed and sold. For the year ended December 31, 2003, the Company recorded $16,200,000 of pre-tax income from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. HomeFed is a publicly traded company listed on the NASD OTC Bulletin Board (Symbol: HOFD).

In November 2002, the Company sold its approximately 40% equity interest in certain thoroughbred racetrack businesses to a third party for net proceeds of $28,000,000. The sale resulted in a pre-tax gain of $14,300,000. As part of the transaction, the Company has an approximately 15% profits interest in a joint venture formed with the buyer of the businesses to pursue the potential development and management of gaming ventures in Maryland, including slot machines and video lottery terminals (if authorized by state law). The Company has no funding obligations for this joint venture.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2003, except for Berkadia LLC ("Berkadia") and WilTel which are separately summarized below. (Amounts are in thousands.)

	2003	2002
Assets	**$2,062,300**	$1,597,700
Liabilities	**812,600**	584,800
Net assets	**$1,249,700**	$1,012,900
The Company's portion of the reported net assets	**$ 411,900**	$ 387,600

(continued)

4. Investments in Associated Companies, continued:

	2003	2002	2001
Total revenues	**$890,900**	$479,200	$277,700
Income from continuing operations before extraordinary items	**$374,700**	$133,400	$ 79,900
Net income	**$374,700**	$136,600	$ 96,700
The Company's equity in net income	**$119,900**	$ 39,200	$ 45,800

The Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above table. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its net investment.

In August 2001, Berkadia, an entity jointly owned by the Company and Berkshire Hathaway Inc., loaned $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of The FINOVA Group Inc. ("FINOVA"), to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received 61,020,581 newly issued shares of common stock of FINOVA (the "FNV Shares"), representing 50% of the stock of FINOVA outstanding on a fully diluted basis. The Berkadia Loan was collateralized by substantially all of the assets of FINOVA and its subsidiaries and guaranteed by FINOVA and substantially all of the subsidiaries of FINOVA and FINOVA Capital. Berkadia financed the Berkadia Loan with bank financing that was guaranteed, 90% by Berkshire Hathaway and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire Hathaway), and that was also secured by Berkadia's pledge of the $5,600,000,000 five year senior secured promissory note from FINOVA Capital to Berkadia issued pursuant to the Berkadia Loan. As of December 31, 2003, principal payments had reduced the amount outstanding under the Berkadia Loan and Berkadia's financing to $525,000,000. In February 2004, FINOVA fully repaid the Berkadia Loan, and Berkadia fully repaid its bank financing, thereby eliminating the Company's guaranty.

During 2001, Berkadia was paid a $60,000,000 commitment fee by FINOVA Capital upon execution of the commitment, and a $60,000,000 funding fee upon funding of the Berkadia Loan. The Company's share of these fees, $60,000,000 in the aggregate, was distributed to the Company shortly after the fees were received. In addition, FINOVA Capital has reimbursed Berkadia, Berkshire Hathaway and the Company for all fees and expenses incurred in connection with Berkadia's financing of its funding obligation under the commitment. In connection with the funding commitment, in February 2001, FINOVA entered into a ten-year management agreement with the Company, for which the Company receives an annual fee of $8,000,000. The management agreement remains in effect subsequent to the repayment of the Berkadia Loan.

Under the agreement governing Berkadia, the Company and Berkshire Hathaway have agreed to equally share the commitment fee, funding fee and all management fees. All income related to the Berkadia Loan, after payment of financing costs, will be shared 90% to Berkshire Hathaway and 10% to the Company. For 2003, 2002 and 2001, the Company recorded income of $4,400,000, $6,600,000 and $3,900,000, respectively, representing 10% of the net interest spread on the Berkadia Loan and the net interest savings. All of this income has been distributed to the Company.

In August 2001, Berkadia transferred $5,540,000,000 in cash to FINOVA Capital, representing the $5,600,000,000 loan reduced by the funding fee of $60,000,000. As indicated above, in exchange for these funds, Berkadia received a $5,600,000,000 note from FINOVA Capital and the FNV Shares. Under GAAP, Berkadia was required to allocate the $5,540,000,000 cash transferred, reduced by the previously received $60,000,000 commitment fee, between its investment in the Berkadia Loan and the FNV Shares, based upon the relative fair values of the securities received. Further, the fair value of the

4. Investments in Associated Companies, continued:

FNV Shares was presumed to be equal to the trading price of the stock on the day Berkadia received the FNV Shares, with only relatively minor adjustments allowed for transfer restrictions and the inability of the traded market price to account for a large block transfer. The requirement to use the trading price as the basis for the fair value estimate resulted in an initial book value for the FNV Shares of $188,800,000, which was far in excess of the $17,600,000 aggregate book net worth of FINOVA on the effective date of the Plan, and was inconsistent with the Company's view that the FINOVA common stock has a very limited value. Based on this determination of fair value, Berkadia recorded an initial investment in the FNV Shares of $188,800,000 and in the Berkadia Loan of $5,291,200,000.

The allocation of $188,800,000 to the investment in the common stock of FINOVA, plus the $120,000,000 of cash fees received, were recorded and reflected as a discount from the face amount of the Berkadia Loan. The discount is being amortized to income over the life of the Berkadia Loan under the effective interest method.

Subsequent to acquisition, Berkadia accounted for its investment in the FINOVA common stock under the equity method of accounting. Berkadia's recognition of its share of FINOVA's losses was suspended once the carrying amount of Berkadia's equity interest in FINOVA was reduced to zero during 2001. Principally as a result of the terrorist attacks on September 11, 2001, Berkadia recorded its share of FINOVA's losses in an amount that reduced Berkadia's investment in FINOVA's common stock to zero. This non-cash loss recorded by Berkadia is being reversed by Berkadia's accretion of the non-cash portion of the discount on the Berkadia Loan discussed above.

During 2002, Berkadia gave its consent to FINOVA to use up to $300,000,000 of cash to repurchase certain subordinated notes rather than make mandatory prepayments of the Berkadia Loan. In consideration for its consent, FINOVA and Berkadia agreed that they would share equally in the net interest savings resulting from any repurchase. The Company's share of the net interest savings is reflected in the table below.

The Company accounts for its investment in Berkadia under the equity method of accounting because it does not control Berkadia. Although the Company has no cash investment in Berkadia, since it guaranteed 10% of the third party financing provided to Berkadia, the Company records its share of any losses recorded by Berkadia, up to the amount of the Company's guarantee. For the years ended December 31, 2003 and 2002 and for the period from the effective date of the Plan to December 31, 2001, the Company's equity in the income (loss) of Berkadia consists of the following (in thousands):

	2003	2002	2001
Net interest spread on the Berkadia Loan–10% of total	**$ 2,400**	$ 6,100	$ 3,900
Net interest savings	**2,000**	500	–
Amortization of Berkadia Loan discount related to cash fees–50% of total	**29,100**	22,900	7,800
Amortization of Berkadia Loan discount related to FINOVA stock–50% of total	**45,700**	36,100	12,300
Share of FINOVA loss under equity method–50% of total	**–**	–	(94,400)
Equity in income (loss) of associated companies–Berkadia	**$79,200**	$65,600	$(70,400)

The loss recorded by the Company related to its share of Berkadia's equity method loss in FINOVA in 2001 is a non-cash loss that is being reversed over the term of the Berkadia Loan as Berkadia accretes the discount on the Berkadia Loan into income. The net carrying amount of the Company's investment in Berkadia was negative $500,000 and $72,100,000, as of December 31, 2003 and 2002, respectively, which is included in "Other non-current liabilities" in the consolidated balance sheets. The negative

4. Investments in Associated Companies, continued:

carrying amounts are due to Berkadia's distribution of the commitment and funding fees and its recognition of its share of FINOVA's losses under the equity method of accounting, partially offset by the Company's share of Berkadia's income related to the Berkadia Loan. As a result of the application of these accounting rules, the negative carrying amount of the Company's investment in Berkadia effectively represents an unamortized discount on the Berkadia Loan, which is being amortized to income over the term of the loan.

The following table provides certain summarized data with respect to Berkadia at December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and for the period from the effective date of the Plan through December 31, 2001. (Amounts are in thousands.)

	2003	2002
Assets	**$526,400**	$2,030,700
Liabilities	**525,600**	2,177,700
Net assets	**$ 800**	$ (147,000)

	2003	2002	2001
Total revenues	**$198,800**	$ 245,200	$ (52,100)
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	**$180,400**	$ 180,900	$(110,100)
Net income (loss)	**$180,400**	$ 180,900	$(110,100)

During 2003, the amortization of the Berkadia Loan discount increased significantly as a result of principal payments on the Berkadia Loan that were greater than expected.

Prior to its acquisition in 2003 of the remaining shares of WilTel's outstanding common stock, the Company accounted for its 47.4% interest in WilTel under the equity method of accounting. For the period January 1, 2003 through November 5, 2003, (the day before the acquisition was consummated) and for the period from the initial 2002 purchase through December 31, 2002, the Company recorded $52,100,000 and $13,400,000, respectively, of pre-tax losses from this investment under the equity method of accounting. The amounts recorded in 2003 include the Company's share of WilTel's income from the recognition of non-operating settlement gains related to the termination of various agreements that released WilTel from previously accrued obligations, recoveries of previously written off receivables and a gain on the sale of a subsidiary. The Company's share of these gains was approximately $31,200,000, for which no tax provision was recorded. The book value of the Company's investment in WilTel was $340,600,000 at December 31, 2002.

4. Investments in Associated Companies, continued:

The following table provides certain summarized data with respect to WilTel at December 31, 2002, and for the periods from January 1, 2003 through November 5, 2003, and from the initial 2002 purchase through December 31, 2002. (Amounts are in thousands.)

	2002
Assets:	
Current	$ 552,700
Non-current	1,509,600
Total assets	2,062,300
Liabilities:	
Current	533,400
Non-current	839,200
Total liabilities	1,372,600
Net assets	$ 689,700

	2003	2002
Total revenues	**$1,111,400**	$ 191,700
Loss from continuing operations before extraordinary items	**$ (108,700)**	$ (61,000)
Net loss	**$ (108,700)**	$ (61,000)
The Company's equity in net loss	**$ (52,100)**	$ (13,400)

5. Discontinued Operations:

In December 2001, upon approval by the Company's Board of Directors to commence an orderly liquidation of the Empire Group, the Company classified as discontinued operations the property and casualty insurance operations of the Empire Group. The Empire Group had historically engaged in commercial and personal lines of property and casualty insurance, principally in the New York metropolitan area. The Empire Group only accepts new business that it is obligated to accept by contract or New York insurance law; it does not engage in any other business activities except for its claims runoff operations. In December 2001, the Company wrote down its investment in the Empire Group to its estimated net realizable value based on expected operating results and cash flows during the liquidation period, which indicated that the Company is unlikely to realize any value once the liquidation is complete. Accordingly, the Company recorded a $31,100,000 after-tax charge (net of taxes of $16,800,000) as a loss on disposal of discontinued operations to fully write-off its investment. The Company has no obligation to contribute additional capital to the Empire Group.

During the second quarter of 2002, the Company sold its interest in Fidei, its foreign real estate subsidiary, to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), which resulted in an after tax gain on the sale reflected in results of operations of $4,500,000 (net of income tax expense of $2,400,000) for the year ended December 31, 2002, and an increase to shareholders' equity of $12,100,000 as of December 31, 2002. The Euro denominated sale proceeds were not converted into U.S. dollars immediately upon receipt. The Company entered into a participating currency derivative, which expired in September 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000, which is included in investment and other income for the year ended December 31, 2002.

5. Discontinued Operations, continued:

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink Wireless, Inc. ("WebLink"), for an aggregate purchase price of $19,000,000. WebLink operated in the wireless messaging industry, providing wireless data services and traditional paging services. Pursuant to the agreement, the Company acquired outstanding secured notes of WebLink with a principal amount of $36,500,000 (representing 94% of total outstanding debt). In April 2003, upon receipt of approval from the FCC, the Company acquired approximately 80% of the outstanding common stock of WebLink and commenced consolidating WebLink in its financial statements.

In November 2003, WebLink sold substantially all of its operating assets to Metrocall, Inc. in exchange for 500,000 shares of common stock of Metrocall, Inc.'s parent, Metrocall Holdings, Inc. ("Metrocall"), an immediately exercisable warrant to purchase 25,000 shares of common stock of Metrocall at $40 per share, and a warrant to purchase up to 100,000 additional shares of Metrocall common stock at $40 per share, subject to certain vesting criteria. Based upon the market price of the Metrocall stock received and the fair value of the warrants received as of the closing, the Company reported a gain of $7,500,000 on this transaction (net of taxes of $4,000,000) and in the fourth quarter of 2003 classified WebLink as a discontinued operation. The Company's investment in the shares of Metrocall common stock is classified as non-current investments at December 31, 2003.

During 2003, the Company settled certain tax payment responsibilities with the purchaser of Colonial Penn Insurance Company. Income from discontinued operations for the year ended December 31, 2003 includes a payment of $1,800,000 from the purchaser to reimburse the Company for tax payments previously made.

A summary of the results of discontinued operations is as follows for the three year period ended December 31, 2003 (in thousands):

	2003	2002	2001
Revenues:			
Wireless messaging revenues	**$57,900**	$ –	$ –
Insurance revenues and commissions	**–**	–	64,078
Investment and other income	**266**	12,904	46,921
Net securities gains (losses)	**–**	(364)	12,419
	58,166	12,540	123,418
Expenses:			
Wireless messaging network operating expenses	**31,354**	–	–
Provision for insurance losses and policy benefits	**–**	–	125,984
Amortization of deferred policy acquisition costs	**–**	–	16,965
Interest	**–**	2,163	7,437
Salaries	**9,947**	505	6,744
Selling, general and other expenses	**11,650**	2,721	24,743
	52,951	5,389	181,873
Income (loss) before income taxes	**5,215**	7,151	(58,455)
Income tax provision (benefit)	**17**	2,571	(18,713)
Income (loss) from discontinued operations, net of taxes	**$ 5,198**	$ 4,580	$(39,742)

6. Investments:

A summary of investments classified as current assets at December 31, 2003 and 2002 is as follows (in thousands):

	2003		2002	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$606,387**	**$623,570**	$134,728	$134,246
Trading securities	**74,923**	**86,392**	49,888	48,036
Other investments, including accrued interest income	**4,401**	**4,401**	2,914	2,914
Total current investments	**$685,711**	**$714,363**	$187,530	$185,196

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2003 and 2002 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003				
Bonds and notes:				
United States Government agencies and authorities	**$524,326**	**$ 225**	**$ 52**	**$524,499**
All other corporates	**78,190**	**17,010**	**–**	**95,200**
Other fixed maturities	**3,871**	**–**	**–**	**3,871**
Total	**$606,387**	**$17,235**	**$ 52**	**$623,570**
2002				
Bonds and notes:				
United States Government agencies and authorities	$ 98,669	$ 105	$ –	$ 98,774
Foreign governments	2,978	63	–	3,041
All other corporates	23,690	239	889	23,040
Other fixed maturities	9,391	–	–	9,391
Total	$134,728	$ 407	$889	$134,246

Certain information with respect to trading securities at December 31, 2003 and 2002 is as follows (in thousands):

	2003		2002	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Fixed maturities–corporate bonds and notes	**$69,923**	**$80,516**	$45,225	$44,204
Equity securities–preferred stocks	**3,680**	**3,983**	2,382	2,076
Other investments	**1,320**	**1,893**	2,281	1,756
Total trading securities	**$74,923**	**$86,392**	$49,888	$48,036

6. Investments, continued:

A summary of non-current investments at December 31, 2003 and 2002 is as follows (in thousands):

	2003		2002	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$420,947**	**$655,178**	$349,843	$435,615
Other investments	**18,564**	**18,564**	4,060	4,060
Total non-current investments	**$439,511**	**$673,742**	$353,903	$439,675

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2003 and 2002 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003				
Bonds and notes:				
United States Government agencies and authorities	**$176,587**	**$ 108**	**$431**	**$176,264**
States, municipalities and political subdivisions	**2,799**	**6**	--	**2,805**
Foreign governments	**1,511**	**155**	--	**1,666**
All other corporates	**108,045**	**56,753**	**277**	**164,521**
Other fixed maturities	**690**	–	--	**690**
Total fixed maturities	**289,632**	**57,022**	**708**	**345,946**
Equity securities:				
Preferred stocks	**993**	–	--	**993**
Common stocks:				
Banks, trusts and insurance companies	**91,154**	**111,245**	--	**202,399**
Industrial, miscellaneous and all other	**38,810**	**66,672**	--	**105,482**
Total equity securities	**130,957**	**177,917**	--	**308,874**
Other	**358**	–	--	**358**
	$420,947	**$234,939**	**$708**	**$655,178**

(continued)

6. Investments, continued:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
Bonds and notes:				
United States Government agencies and authorities	$ 96,616	$ 732	$ 206	$ 97,142
States, municipalities and political subdivisions	8,530	21	388	8,163
Foreign governments	1,514	185	–	1,699
All other corporates	122,485	23,379	6,447	139,417
Other fixed maturities	4,738	–	–	4,738
Total fixed maturities	233,883	24,317	7,041	251,159
Equity securities:				
Preferred stocks	4,103	304	–	4,407
Common stocks:				
Banks, trusts and insurance companies	93,373	60,745	10,192	143,926
Industrial, miscellaneous and all other	18,484	18,878	1,239	36,123
Total equity securities	115,960	79,927	11,431	184,456
	$349,843	$104,244	$18,472	$435,615

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2003, by contractual maturity are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$212,049	$230,655
Due after five years through ten years	20,397	49,927
Due after ten years	9,206	17,794
	241,652	298,376
Mortgage-backed securities	47,980	47,570
	$289,632	$345,946

In May 2001, the Company invested $75,000,000 in a new issue of restricted convertible preference shares of White Mountains Insurance Group, Ltd. ("WMIG"). In August 2001, upon approval by WMIG's shareholders, these securities were converted into 375,000 common shares which represent approximately 4.2% of WMIG. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. At December 31, 2003 and 2002, the Company's investment in WMIG, which is reflected in non-current investments available for sale, had a market value of $172,500,000 and $121,100,000, respectively.

At December 31, 2003, non-current investments also included publicly traded common stock equity interests of 11.0% in Carmike Cinemas, Inc., 6.3% in ParkerVision, Inc. and 9.2% in Metrocall.

6. Investments, continued:

Net unrealized gains on investments were $161,800,000, $58,000,000 and $31,700,000 at December 31, 2003, 2002 and 2001, respectively. Reclassification adjustments included in comprehensive income for the three year period ended December 31, 2003 are as follows (in thousands):

	2003	2002	2001
Unrealized holding gains arising during the period, net of tax provision of $56,896, $12,558 and $12,665	**$105,861**	$23,253	$23,653
Less: reclassification adjustment for (gains) losses included in net income, net of tax provision (benefit) of $1,158, $(1,657) and $3,128	**(2,085)**	3,078	(5,803)
Net change in unrealized gain on investments, net of tax provision of $55,738, $14,215 and $9,537	**$103,776**	$26,331	$17,850

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category, all of which have been in a continuous unrealized loss position for less than 12 months, at December 31, 2003 (in thousands):

Description of Securities	Fair Value	Unrealized Losses
United States Government agencies and authorities	$162,878	$483
Corporate bonds	4,954	277
Total temporarily impaired securities	$167,832	$760

The unrealized losses on the United States Government agencies and authorities relate to approximately fifteen securities all of which were purchased subsequent to March 2003. The unrealized losses on the corporate bonds primarily relate to two securities purchased in December 2003.

At December 31, 2003 and 2002, securities with book values aggregating $26,300,000 and $1,400,000, respectively, were on deposit with various regulatory authorities. Securities with book values of $11,100,000 and $4,800,000 at December 31, 2003 and 2002, respectively, collateralized certain swap agreements, and securities with a book value of $24,200,000 at December 31, 2003 collateralized certain debt obligations and a related letter of credit. Additionally, at December 31, 2002, securities with a book value of $165,300,000, collateralized a letter of credit issued in connection with the sale of the Colonial Penn Insurance Company (the letter of credit was returned to the Company during 2003 and the collateral was released).

7. Trade, Notes and Other Receivables, Net:

A summary of trade, notes and other receivables, net at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Current trade, notes and other receivables, net:		
Trade receivables	**$300,659**	$ 7,173
Federal income tax receivable	**25,648**	–
Instalment loan receivables, net of unearned finance charges of $112 and $1,598 (a)	**22,461**	87,622
Receivables related to securities	**2,451**	4,430
Receivables relating to real estate activities	**3,640**	16,288
Other	**22,568**	8,506
	377,427	124,019
Allowance for doubtful accounts	**(5,323)**	(9,440)
Total current trade, notes and other receivables, net	**$372,104**	$114,579
Non-current notes and other receivables, net:		
Instalment loan receivables, net of unearned finance charges of $16 in 2002 (a)	**$182,991**	$285,982
Receivables relating to real estate activities	**15,767**	16,432
Other	**16,279**	13,720
	215,037	316,134
Allowance for doubtful accounts	**(21,578)**	(23,291)
Total non-current notes and other receivables, net	**$193,459**	$292,843

(a) Contractual maturities of instalment loan receivables at December 31, 2003 were as follows (in thousands): 2004–$22,500; 2005–$46,300; 2006–$53,500; 2007–$14,900; and 2008 and thereafter–$68,300. Experience shows that a substantial portion of such notes will be repaid or renewed prior to contractual maturity. Accordingly, the foregoing is not to be regarded as a forecast of future cash collections.

8. Other Assets:

A summary of other assets at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Real Estate	**$144,273**	$ 85,188
Intangibles:		
Mineral rights	**48,404**	42,899
Tradename, net of accumulated amortization of $85	**3,427**	–
Customer relationships, net of accumulated amortization of $351	**12,459**	–
Mining properties	**26,215**	16,443
Deposits	**39,719**	1,403
Other	**24,092**	18,637
	$298,589	$164,570

8. Other Assets, continued:

The intangible asset associated with mineral rights relates to the Las Cruces mineral rights of MK Gold. These mineral rights will be amortized using the units-of-production method once production at the Las Cruces project commences. As more fully described in Note 3, tradename and customer relationship intangible assets were recognized in connection with the acquisition of WilTel, and are being amortized on a straight-line basis over their weighted-average useful lives. Amortization expense for intangible assets was $400,000 for 2003.

The Company's total comprehensive income in 2003 subsequent to the acquisition of WilTel enabled it to realize a portion of WilTel's acquired deferred tax assets which had been fully reserved for at acquisition. The resulting reduction in the valuation allowance for deferred tax assets of $22,500,000 was applied to reduce the recorded amount of WilTel's identifiable intangible assets on a pro rata basis. The estimated aggregate future amortization expense for the tradename and customer relationship intangible assets for each of the next five years is $1,200,000.

9. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2003 and 2002 is as follows (in thousands):

	Depreciable Lives (in years)	2003	2002
Network equipment (including fiber, optronics and capacity IRUs)	3-20	**$ 793,338**	$ –
Right of way	20	**95,813**	–
Buildings and leasehold improvements	5-30	**383,040**	127,125
Machinery and equipment	2-25	**89,598**	77,068
Corporate aircraft	10	**140,033**	54,181
Computer equipment and software	2-5	**58,304**	6,710
General office furniture and fixtures	2-13	**30,165**	7,653
Construction in progress	N/A	**15,799**	3,464
Other	3-7	**9,728**	7,493
		1,615,818	283,694
Accumulated depreciation and amortization		**(165,719)**	(117,487)
		$1,450,099	$ 166,207

In January 2004, the Company exercised an option to sell two of its corporate aircraft for total proceeds of approximately $38,700,000. The Company expects to transfer title to the aircraft during the third quarter of 2004, and will recognize a gain of approximately $11,600,000 at that time.

10. Trade Payables, Expense Accruals and Other Liabilities:

A summary of trade payables, expense accruals and other liabilities at December 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Trade payables and expense accruals:		
Trade payables	**$147,624**	$ 9,043
Payables related to securities	**48,816**	26,379
Accrued compensation, severance and other employee benefits	**59,913**	20,124
Taxes other than income	**31,950**	609
Accrued interest payable	**20,833**	3,652
Amount due on purchase of corporate aircraft	**17,000**	–
Other	**51,337**	15,963
	$377,473	$ 75,770
Other current liabilities:		
Litigation reserves	**$ 38,362**	$ –
Unfavorable contract commitments	**12,981**	–
Liabilities related to real estate activities	**–**	5,264
Asset retirement obligations	**1,017**	–
Other	**37,030**	10,172
	$ 89,390	$ 15,436
Other non-current liabilities:		
Investment in Berkadia	**$ 468**	$ 72,106
Unfavorable contract commitments	**43,317**	–
Asset retirement obligations	**29,432**	–
Postretirement and postemployment benefits	**9,861**	10,362
Pension liability	**64,786**	–
Liabilities related to real estate activities	**9,117**	13,684
Other	**77,465**	30,622
	$234,446	$126,774

The Company's asset retirement obligations relate primarily to two categories of WilTel's assets:

- *Fiber and Conduit*–The Company has right of way agreements which generally require the removal of fiber and conduit upon the termination of those agreements.
- *Technical Sites*–The Company leases land for technical sites and leases space at technical sites along its network. Termination of these lease agreements normally requires removal of equipment and other assets, and restoration of the lease property to its original condition.

The Company recorded WilTel's asset retirement obligation of $28,500,000 as of the date the merger was consummated on November 6, 2003. Activity subsequent to the acquisition in 2003 was not significant. The fair value of the Company's assets that are legally restricted for purposes of settling asset retirement obligations at December 31, 2003 is $16,300,000.

11. Indebtedness:

The principal amount, stated interest rate and maturity of debt outstanding at December 31, 2003 and 2002 are as follows (dollars in thousands):

	2003	2002
Parent Company Debt:		
Senior Notes:		
Bank credit facility	$ –	$ –
7¾% Senior Notes due 2013, less debt discount of $481 and $531	**99,519**	99,469
7% Senior Notes due 2013, less debt discount of $1,016	**273,984**	–
Subordinated Notes:		
8¼% Senior Subordinated Notes due 2005	**19,101**	19,101
7⅞% Senior Subordinated Notes due 2006, less debt discount of $31 and $42	**21,645**	21,634
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	**98,200**	–
Subsidiary Debt:		
WilTel Credit Agreement	**375,000**	–
One Technology Center ("OTC") Notes due 2004 through 2010 with a weighted average interest rate of 8.1%	**119,125**	–
Aircraft financing	**47,675**	49,789
Industrial Revenue Bonds (with variable interest)	**9,815**	9,815
Capital leases due 2004 through 2014 with a weighted average interest rate of 11.7%	**8,481**	–
Other due 2004 through 2016 with a weighted average interest rate of 5.2%	**106,289**	33,265
Total debt	**1,178,834**	233,073
Less: current maturities	**(23,956)**	(3,647)
Long-term debt	**$1,154,878**	$229,426

Parent Company Debt:

At December 31, 2003, the Company had an unsecured bank credit facility of $110,000,000, which bears interest based on the Eurocurrency Rate or the prime rate and matures in 2006. At December 31, 2003, no amounts were outstanding under this bank credit facility.

In June 2003, the Company sold $200,000,000 principal amount of its newly authorized 7% Senior Notes due 2013 in a private placement at 99.612% of the principal amount. In each of August, November and December 2003, the Company sold $25,000,000 principal amount ($75,000,000 in the aggregate) of its newly authorized 7% Senior Notes due 2013 in private placements at 99.612% of the principal amount. These notes have substantially identical terms as the notes sold in June. The Company has completed a series of registered exchange offers for all of these notes that converted the various issues of privately placed notes into a single issue of publicly registered notes issued under the same indenture.

In January 1997, the Company sold $150,000,000 aggregate liquidation amount of 8.65% trust issued preferred securities ("Trups") of its wholly-owned subsidiary, Leucadia Capital Trust I (the "Trust"). These Company-obligated mandatorily redeemable preferred securities have an effective maturity date of January 15, 2027 and represent undivided beneficial interests in the Trust's assets, which consist solely of $154,600,000 principal amount of 8.65% Junior Subordinated Deferrable Interest Debentures

11. Indebtedness, continued:

due 2027 of the Company. Considered together, the "back-up undertakings" of the Company related to the Trups constitute a full and unconditional guarantee by the Company of the Trust's obligations under the preferred securities. During 1998, a subsidiary of the Company repurchased $51,800,000 aggregate liquidation amount of the Trups for $42,200,000, plus accrued interest. The difference between the purchase price and the book value was credited directly to shareholders' equity, net of taxes. As a result of the implementation of SFAS 150, the Company began classifying the Trups as liabilities on July 1, 2003, and classifies dividends accrued for these securities as interest expense. SFAS 150 does not permit restatement of prior period amounts to reflect the new classification.

In 2004, the Company liquidated the Trust and commenced a distribution to the Trups holders the 8.65% Junior Subordinated Deferrable Interest Debentures held by the Trust in exchange for their Trups securities. The distribution will be completed by March 31, 2004, and will not have any effect on the total debt of the Company.

Subsidiary Debt:

WilTel's obligations under its credit agreement are secured by substantially all of its assets other than those assets securing the OTC notes and the aircraft capital lease, for which the credit agreement lenders have a second priority lien and security interest. The WilTel credit agreement is repayable in instalments of principal beginning in June 2005 through September 2006 and currently bears interest either at the prime rate plus a margin of 3.5% or LIBOR plus a margin of 4.5%, at the Company's option. In July 2004, the margin, in each case, will increase by 1%. At December 31, 2003, the credit agreement had an interest rate of 5.6875%. WilTel's credit agreement also permits WilTel to provide others with cash deposits and/or asset liens in an amount up to $30,000,000 in the aggregate. As of December 31, 2003, $25,200,000 of deposits has been provided to other parties. WilTel's credit agreement also allows WilTel to obtain cash-collateralized letters of credit in the aggregate amount of $45,000,000, reduced by the amount of any outstanding cash deposits or liens. As of December 31, 2003, $12,500,000 of such letters of credit was outstanding.

The WilTel credit agreement contains covenants that require WilTel to meet certain operating targets, which it currently meets, and restrictions that limit WilTel's ability to incur additional indebtedness, spend funds on capital expenditures and make certain investments. The Company currently expects that WilTel will be able to meet the operating targets required by its credit agreement during 2004 and 2005; however, compliance with the operating targets thereafter is uncertain. The agreement also prohibits WilTel from paying dividends to the Company.

The OTC notes are full recourse notes to WilTel and are secured by a first priority mortgage lien and security interest in WilTel's headquarters building (except for network related assets in the building) and other ancillary assets. In addition, the OTC notes are secured by a second lien and security interest in $13,100,000 of restricted securities (which are classified as other non-current investments). The notes consist of (1) a 7% note with a remaining principal balance of $74,300,000 that provides for monthly payments of principal for the first 90 months (based on a 360 month amortization table), with the remaining unpaid principal balance due and payable in April 2010 and (2) a $44,800,000 note with accrued interest paid in kind and capitalized once annually, with the original principal balance and all capitalized and accrued paid in kind interest (totaling $74,400,000 at maturity) due and payable in December 2006. The second note carries a fixed interest rate of 10% through 2003, and each year thereafter the interest rate increases 2% per year resulting in an interest rate of 16% in 2006.

The WilTel debt is non-recourse to Leucadia and has not been guaranteed by Leucadia.

11. Indebtedness, continued:

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2003 was 2.6%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $3,100,000 and $4,300,000 at December 31, 2003 and 2002, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Capital leases primarily consist of a sale-leaseback transaction related to WilTel's corporate aircraft entered into in May 2003. WilTel recorded a capital lease obligation representing the present value of the future minimum lease payments during the lease term. The aircraft were sold for approximately $21,000,000 in cash and leased back for a period of ten years. Under the terms of the transaction, approximately $5,300,000 from the cash proceeds is held as cash collateral by the owner-lessor for the lease, which is reflected in the balance sheet in other non-current assets.

A subsidiary of the Company obtained loan commitments totaling $25,000,000 to finance the renovation of its Hawaiian hotel. Included in other subsidiary debt are outstanding borrowings under this facility of $23,800,000 and $24,900,000 at December 31, 2003 and 2002, respectively. The financing bears interest at a rate of 8.05% through September 1, 2005, at which time the rate is adjusted based on the three year treasury index to a new fixed rate through maturity. The borrowing matures in 2008 and is secured by the hotel but otherwise is non-recourse to the Company.

Symphony has a $50,000,000 revolving credit facility, of which $34,200,000 was outstanding at December 31, 2003, and is included above in other subsidiary debt. This financing, which is secured by all of Symphony's assets but otherwise is non-recourse to the Company, matures in 2006 and bears interest based on LIBOR plus 3.85%. At December 31, 2003, the interest rate on this facility was 4.97%. As of December 31, 2003, Symphony is not in compliance with a financial covenant contained in its credit facility. Symphony has obtained a waiver from the lender that suspends application of the covenant until March 31, 2004. The Company believes it is probable Symphony will be in compliance with the covenant at that time; however, if it doesn't comply, the lender would have the right to accelerate the maturity of the loan.

Other subsidiary debt also includes a mortgage financing of $20,000,000 obtained in September and October 2003, which otherwise is non-recourse to the Company, in connection with the acquisition of a 90% interest in 8 acres of unimproved land in Washington D.C. The financing matures in 2005 and bears interest based on LIBOR plus 3%. At December 31, 2003, the interest rate on this facility was 4.12%.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness and Funded Debt, all as defined in the agreements. In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. As of December 31, 2003, cash dividends of approximately $612,300,000 would be eligible to be paid under the most restrictive covenants.

Substantially all of WilTel's assets (with an aggregate book value of $1,744,300,000) are pledged as collateral under WilTel's debt agreements. All of Symphony's assets (with an aggregate book value of $54,600,000) are pledged as collateral under Symphony's debt agreement. Property, equipment and leasehold improvements of the manufacturing division (with a net book value of $6,200,000) are pledged as collateral for Industrial Revenue Bonds; and $173,300,000 of other assets (primarily property) are pledged for other indebtedness aggregating $118,000,000. In addition, the Industrial Revenue Bond

11. Indebtedness, continued:

obligation is secured by a letter of credit which is fully collateralized by securities with a book value of $11,100,000.

Interest rate agreements were used to manage the potential impact of changes in interest rates on customer banking deposits. Under interest rate swap agreements, the Company had agreed with other parties to pay fixed rate interest amounts and receive variable rate interest amounts calculated by reference to an agreed notional amount. The variable interest rate portion of the swaps was a specified LIBOR interest rate. These interest rate swaps expired in 2003. The Company would have paid $3,100,000 at December 31, 2002 on retirement of these agreements.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2008 are as follows (in thousands): 2004–$24,000; 2005–$200,600; 2006–$327,800; 2007–$16,000; and 2008–$610,400.

At December 31, 2003, customer banking deposits include $37,000,000 aggregate amount of time deposits in denominations of $100,000 or more.

The weighted average interest rate on short-term borrowings (consisting of customer banking deposits and subsidiary revolving credit agreements) was 3.4% and 3.5% at December 31, 2003 and 2002, respectively.

12. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In December 1999, the Company's Board of Directors increased to 6,000,000 the maximum number of shares that the Company is authorized to purchase. During the three year period ended December 31, 2003, the Company acquired 6,235 common shares at an average price of $35.28 per common share. As of December 31, 2003, the Company is authorized to repurchase 4,488,765 common shares.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The Company issued 2,907,599 of the Company's common shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 1,347,720 common shares in March 2003.

During 2003, the Company issued 11,156,460 of its common shares in connection with the acquisition of WilTel. These securities represent 15.8% of the Company's outstanding common shares at December 31, 2003.

The Company has a fixed stock option plan which provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 300,000 shares to any individual in a given taxable year. The maximum number of common shares which may be acquired through the exercise of options or rights under this plan cannot exceed 1,200,000. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the

12. Common Shares, Stock Options and Preferred Shares, continued:

underlying stock at the date of grant. Options generally become exercisable in five equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted.

During the second quarter of 2000, pursuant to shareholder approval, warrants to purchase 400,000 common shares were issued to each of the Company's Chairman and President. The warrants are exercisable through May 15, 2005 at an exercise price of $23.95 per common share (105% of the closing price of a common share on the date of grant).

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2003 is as follows:

	Common Shares Subject to Option	Weighted Average Exercise Prices	Options Exercisable at Year-End	Available For Future Option Grants
Balance at January 1, 2001	391,750	$22.64	10,000	808,250
Granted	4,000	$33.14		
Exercised	(22,850)	$22.63		
Cancelled	(46,500)	$22.63		
Balance at December 31, 2001	326,400	$22.77	58,663	850,750
Granted	312,500	$30.80		
Exercised	(46,030)	$22.63		
Cancelled	(39,800)	$24.15		
Balance at December 31, 2002	553,070	$27.22	81,545	578,050
Granted	4,000	$38.54		
Exercised	(52,350)	$24.69		
Cancelled	(18,600)	$28.65		
Balance at December 31, 2003	486,120	$27.53	152,608	592,650

The weighted-average fair value of the options granted was $9.44 per share for 2003, $7.91 per share for 2002 and $9.46 per share for 2001 as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 29.9% for 2003, 30.3% for 2002 and 29.7% for 2001; (2) risk-free interest rates of 2.3% for 2003, 3.5% for 2002 and 4.9% for 2001; (3) expected lives of 4.0 years for 2003, 3.7 years for 2002 and 4.0 years for 2001; and (4) dividend yields of .6% for 2003 and .8% for 2002 and 2001.

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Common Shares Subject to Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Common Shares Subject to Option	Weighted Average Exercise Price
$22.63–$22.81	200,220	2.3 years	$22.65	102,508	$22.66
$30.74	273,900	4.5 years	$30.74	47,100	$30.74
$33.14	4,000	2.4 years	$33.14	2,000	$33.14
$35.23	4,000	3.4 years	$35.23	1,000	$35.23
$38.54	4,000	4.4 years	$38.54	–	$ –

12. Common Shares, Stock Options and Preferred Shares, continued:

At December 31, 2003 and 2002, 592,650 and 578,050, respectively, of the Company's common shares were reserved for stock options and 800,000 of the Company's common shares were reserved for warrants.

At December 31, 2003 and 2002, 6,000,000 and 5,999,990, respectively, of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

13. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2003 (in thousands):

	2003	2002	2001
Net realized gains (losses) on securities	**$15,762**	$ (1,126)	$28,138
Write-down of investments (a)	**(6,485)**	(37,053)	(1,907)
Net unrealized gains on trading securities	**676**	1,113	2,219
	$ 9,953	$(37,066)	$28,450

(a) Includes a provision to write down investments in certain available for sale securities in 2003 and 2002, an investment in a non-public security in 2003 and an equity investment in a non-public fund in 2002.

Proceeds from sales of investments classified as available for sale were $683,700,000, $649,000,000 and $186,000,000 during 2003, 2002 and 2001, respectively. Gross gains of $17,700,000, $20,500,000 and $15,000,000 and gross losses of $2,100,000, $21,000,000 and $2,900,000 were realized on these sales during 2003, 2002 and 2001, respectively.

14. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2003 consists of the following (in thousands):

	2003	2002	2001
Interest on short-term investments	**$ 3,182**	$ 7,647	$ 14,187
Interest on fixed maturities	**13,700**	17,604	28,075
Interest on notes receivable	**4,692**	5,903	3,005
Other investment income	**7,052**	8,300	14,817
Gains on sale and foreclosure of real estate and other assets, net of costs	**24,347**	39,320	48,559
Rental income	**24,142**	19,311	18,344
MK Gold product and service income	**1,441**	4,841	7,299
Refund of foreign taxes, not based on income, including accrued interest	**5,295**	–	–
Winery revenues	**13,839**	16,433	13,736
Other	**37,345**	20,956	30,600
	$135,035	$140,315	$178,622

14. Other Results of Operations Information, continued:

Taxes, other than income or payroll, amounted to $7,400,000, $3,900,000 and $5,800,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising costs amounted to $2,100,000, $1,400,000 and $2,500,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

15. Income Taxes:

The principal components of deferred taxes at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred Tax Asset:		
Securities valuation reserves	**$ 116,449**	$ 45,714
Property and equipment	**680,039**	–
Deferred revenue	**73,666**	–
Other assets	**83,126**	–
Foreign NOL carryover	**78,023**	–
NOL carryover	**1,296,156**	–
Other liabilities	**114,765**	49,801
	2,452,224	95,515
Valuation allowance	**(2,315,776)**	(49,551)
	136,448	45,964
Deferred Tax Liability:		
Unrealized gains on investments	**(85,253)**	(29,701)
Depreciation	**(25,273)**	(15,864)
Other	**(25,922)**	(16,955)
	(136,448)	(62,520)
Net deferred tax liability	**$ –**	$ (16,556)

As of December 31, 2003, WilTel had $3,408,000,000 of federal NOLs, none of which expire prior to 2019, $193,000,000 of capital loss carryforwards, of which $88,000,000, $900,000, $34,000,000 and $70,000,000 will expire in 2004, 2005, 2006 and 2007, respectively, and $223,000,000 of foreign NOLs, as well as various state NOLs, that expire at various dates. The potential benefit from the capital loss carryforward is not reflected in the table above. WilTel also has substantial other tax attributes and future deductions (primarily future depreciation deductions), some of which are also available to reduce the federal taxable income of the Company and its other subsidiaries. In addition, at December 31, 2003, WebLink had $143,000,000 of federal NOLs, none of which expire prior to 2023. Substantially all of WilTel's and WebLink's NOLs are only available to reduce the federal taxable income of WilTel and WebLink and each of their respective subsidiaries. Uncertainties that may affect the utilization of the loss carryforwards include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

The Company established a valuation allowance that fully reserved for all of WilTel's net deferred tax assets, reduced by an amount equal to the Company's current and deferred federal income tax liabilities as of the date of acquisition. The Company needed to establish the valuation allowance because, on a pro forma combined basis, the Company is not able to demonstrate that it is more likely than not that it will be able to realize that asset. Subsequent to the acquisition of WilTel, any benefit realized from

15. Income Taxes, continued:

WilTel's deferred tax asset will reduce the valuation allowance for the deferred tax asset; however, that reduction is first applied to reduce the carrying amount of the acquired non-current intangible assets of WilTel rather than reduce the income tax provision of any component of total comprehensive income.

Once the non-current intangible assets are reduced to zero, the Company does not expect it will reflect a net federal income tax expense or benefit for total comprehensive income in the aggregate until such time as the Company is able to reduce its valuation allowance and recognize a net deferred tax asset. Each component of other comprehensive income may reflect either a federal income tax provision or benefit in future periods, depending upon the relative amounts of each component; however, in the aggregate for all components the Company does not expect to report any net federal income tax expense or benefit for the foreseeable future.

Under certain circumstances, the value of the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction, which prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2003 was as follows (in thousands):

	2003	2002	2001
State income taxes	**$ (876)**	$ 750	$ 500
Federal income taxes:			
Current	**(19,748)**	(117,617)	29,812
Deferred	**(23,750)**	(28,048)	(41,703)
Foreign income taxes (currently payable)	**173**	50	50
	$(44,201)	$(144,865)	$(11,341)

The table below reconciles the expected statutory federal income tax to the actual income tax benefit (in thousands):

	2003	2002	2001
Expected federal income tax	**$(11,910)**	$ (14,534)	$ 25,579
State income taxes, net of federal income tax benefit	**587**	488	325
Resolution of tax contingencies	**(24,407)**	(119,778)	(36,234)
Recognition of additional tax benefits	**(6,998)**	(9,360)	–
Other	**(1,473)**	(1,681)	(1,011)
Actual income tax benefit	**$(44,201)**	$(144,865)	$(11,341)

Reflected above as recognition of additional tax benefits and resolution of tax contingencies are reductions to the Company's income tax provision for the favorable resolution of certain federal and state income tax contingencies. The Internal Revenue Service has completed its audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material payment required from the Company. The statute of limitations with respect to all years through 1999 has expired.

16. Pension Plans and Postretirement Benefits:

The information presented below for defined benefit pension plans and postretirement benefits is presented separately for the Company and WilTel. The Company presents the information separately since WilTel still has some active participants in its plan and investment strategies, assumptions and results are significantly different.

The Company: Prior to 1999, the Company maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company froze its defined benefit pension plans. A summary of activity with respect to the Company's defined benefit pension plan for 2003 and 2002 is as follows (in thousands):

	2003	2002
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$52,482**	$52,705
Interest cost (a)	**3,299**	3,548
Actuarial loss	**4,536**	2,672
Benefits paid	**(5,238)**	(6,443)
Projected benefit obligation at December 31,	**$55,079**	$52,482
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$45,905**	$48,760
Actual return on plan assets	**1,891**	2,976
Employer contributions	**10,000**	728
Benefits paid	**(5,238)**	(6,443)
Administrative expenses	**(114)**	(116)
Fair value of plan assets at December 31,	**$52,444**	$45,905
Funded Status	**$(2,635)**	$(6,577)
Unrecognized prior service cost	**53**	56
Unrecognized net loss from experience differences and assumption changes	**15,253**	9,813
Net amount recognized	**$12,671**	$ 3,292

(a) Includes charges to expense of $1,100,000 and $1,200,000 for 2003 and 2002, respectively, relating to discontinued operations obligations.

As of December 31, 2003, $15,300,000 of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $2,600,000 was reflected as accrued pension cost. Since the Company froze its defined benefit pension plan, the accumulated benefit obligation is the same as the projected benefit obligation. No contributions are expected to be made in 2004 related to the Company's defined benefit pension plan.

Pension expense related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2003	2002	2001
Interest cost	**$ 2,247**	$ 2,361	$ 2,459
Expected return on plan assets	**(1,947)**	(1,947)	(2,153)
Actuarial loss	**258**	76	–
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 561**	$ 493	$ 309

16. Pension Plans and Postretirement Benefits, continued:

At December 31, 2003, the plan's assets consist of U.S. government and agencies bonds (71.7%), investment grade bonds (26.2%) and cash equivalents (2.1%).

The defined benefit pension plan assets are invested in short-term investment grade fixed income investments in order to maximize the value of its invested assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations. The current investment strategy only permits investments in investment grade securities with a final average maturity target of one and one-half years.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered historical returns and future expectations. Over the three and five year periods ending December 31, 2002, the compound annual returns on the plan's assets averaged 6.8% and 6.5%, respectively. Based on this information, a 6.5% expected long-term rate of return on plan assets was selected.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2003.

A summary of activity with respect to the Company's postretirement plans for 2003 and 2002 is as follows (in thousands):

	2003	2002
Accumulated postretirement benefit obligation at January 1,	**$5,250**	$5,536
Interest cost	**289**	345
Contributions by plan participants	**168**	180
Actuarial (gain) loss	**(30)**	176
Benefits paid	**(871)**	(796)
Plan amendments	**(384)**	(191)
Accumulated postretirement benefit obligation at December 31,	**4,422**	5,250
Unrecognized prior service cost	**588**	316
Unrecognized net actuarial gain	**1,757**	1,923
Accrued postretirement benefit obligation	**$6,767**	$7,489

The Company expects to spend $400,000 on postretirement benefits during 2004. At December 31, 2003, the assumed health care cost trend rate for 2004 used in measuring the accumulated postretirement benefit obligation is 11.5% and, at December 31, 2002, such rate for 2003 was 8.5%. At December 31, 2003 and 2002, the assumed health care cost trend rates were assumed to decline to an ultimate rate of 5.0% by 2013 and 2010, respectively. If the health care cost trend rates were increased or decreased by 1%, the accumulated postretirement obligation as of December 31, 2003 would have increased or decreased by $200,000. The effect of these changes on interest cost for 2003 would be immaterial.

16. Pension Plans and Postretirement Benefits, continued:

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit plan and postretirement plans are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Discount rate used to determine benefit obligation at December 31,	**5.75%**	6.50%	**6.00%**	6.50%
Weighted-average assumptions used to determine net cost for years ended December 31:				
Discount rate	**6.50%**	7.00%	**6.50%**	7.00%
Expected long-term return on plan assets	**6.50%**	7.00%	**N/A**	N/A

WilTel: WilTel maintains defined benefit pension plans and a postretirement plan covering certain employees who met certain age and service requirements. Employees hired subsequent to April 2001 are not eligible to participate in WilTel's defined benefit pension plan. Employees hired subsequent to December 31, 1991 are not eligible to participate in WilTel's postretirement benefits plan. A summary of activity with respect to WilTel's defined benefit pension plan from November 6, 2003 (date of acquisition) through December 31, 2003 is as follows (in thousands):

Projected Benefit Obligation:	
Projected benefit obligation at November 6, 2003	$120,151
Interest cost	1,075
Service cost	575
Actuarial loss	8,661
Benefits paid	(550)
Projected benefit obligation at December 31, 2003	$129,912
Change in Plan Assets:	
Fair value of plan assets at November 6, 2003	$ 65,126
Actual return on plan assets	3,185
Benefits paid	(550)
Fair value of plan assets at December 31, 2003	$ 67,761
Funded Status	$(62,151)
Unrecognized net actuarial loss	6,117
Net amount recognized	$(56,034)

The accumulated benefit obligation for WilTel's defined benefit plan was $129,500,000 at December 31, 2003. As of December 31, 2003, $5,700,000 of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $61,700,000 was reflected as accrued pension cost.

Employer contributions expected to be paid to the plan in 2004 are $5,000,000.

16. Pension Plans and Postretirement Benefits, continued:

WilTel's pension expense for the period from November 6, 2003 (date of acquisition) through December 31, 2003 related to the defined benefit pension plan charged to operations included the following components (in thousands):

Interest cost	$1,075
Service cost	575
Expected return on plan assets	(640)
Net pension expense	$1,010

WilTel's plans' assets consist primarily of equity securities (77.3%) and debt securities (17.2%) at December 31, 2003.

The investment objectives of WilTel's plan emphasize long-term capital appreciation as a primary source of return and current income as a supplementary source.

WilTel's target allocation is as follows:

	Interim Target	Long-term Target
Equity securities:		
Large cap stocks	38%	40%
Small cap stocks	22%	10%
International stocks	20%	20%
Total equity securities	80%	70%
Fixed income/bonds	20%	30%
Total	100%	100%

The interim target was established in order to balance speed and caution in transitioning to the long-term allocations, lowering the risk of selling low and buying high and shifting the portfolio to the long-term targets under the right market conditions.

Investment performance objectives are based upon a benchmark index or mix of indices over a market cycle. The investment strategy designates certain investment restrictions for domestic equities, international equities and fixed income securities. These restrictions include the following:

- For domestic equities, there will generally be no more than 5% of any manager's portfolio at market in any one company and no more than 150% of any one sector of the appropriate index for any manager's portfolio. Restrictions are also designated on outstanding market value of any one company at 5%.

- For international equities, there will be no more than 8% in any one company in a manager's portfolio, no fewer than three countries in a manager's portfolio, no more than 10% of the portfolio in countries not represented in the EAFE index, no more than 150% of any one sector of the appropriate index and no currency hedging is permitted.

- Fixed income securities will all be rated BBB– or better at the time of purchase, there will be no more than 8% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to 10%.

16. Pension Plans and Postretirement Benefits, continued:

To develop the assumption for the expected long-term rate of return on plan assets, WilTel considered historical returns and future expectations, including a more conservative expectation of future returns and asset allocation targets as WilTel's closed participant population grows closer to retirement age. Based on this information, a 7.0% expected long-term rate of return on plan assets was selected.

A summary of activity with respect to WilTel's postretirement plans from November 6, 2003 (date of acquisition) through December 31, 2003 is as follows (in thousands):

Accumulated postretirement benefit obligation at November 6, 2003	$1,442
Interest cost	13
Service cost	18
Contributions by plan participants	3
Actuarial loss	315
Benefits paid	(7)
Accumulated postretirement benefit obligation at December 31, 2003	1,784
Unrecognized net actuarial loss	(315)
Accrued postretirement benefit obligation	$1,469

WilTel's postretirement benefit expense for the period from date of acquisition through December 31, 2003 was not material.

WilTel's cash cost for its postretirement plan during 2004 is not expected to be material.

The health care cost trend rate assumed for 2004 is 12%, declining to an ultimate rate of 5% by 2012. If the health care cost trend rates were increased or decreased by 1%, WilTel's accumulated postretirement obligation as of December 31, 2003 would have increased or decreased by $300,000 and $200,000, respectively. The effect of these changes on the aggregate of service and interest cost for 2003 would be immaterial.

WilTel uses a December 31 measurement date for its plans. The assumptions used relating to WilTel's defined benefit plan and postretirement plan for 2003 are as follows:

	Pension Benefits	Other Benefits
Weighted-average assumptions used to determine benefit obligation at December 31, 2003:		
Discount rate	6.00%	6.00%
Rate of compensation increase	3.50%	3.50%
Weighted-average assumptions used to determine net cost for the period ended December 31, 2003:		
Discount rate	6.25%	6.25%
Expected long-term return on plan assets	7.00%	N/A
Rate of compensation increase	3.50%	3.50%

The Company and its consolidated subsidiaries (including WilTel) have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,200,000, $1,600,000 and $1,800,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

17. Commitments:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying from one to twenty years. In addition, WilTel enters into noncancellable operating leases for rights of way along its fiber network, network centers and off-network capacity. Rental expense (net of sublease rental income) was $14,100,000 in 2003, $5,200,000 in 2002 and $4,700,000 in 2001. Future minimum annual rentals (exclusive of real estate taxes, maintenance and certain other charges) under these leases at December 31, 2003 are as follows (in thousands):

2004	$ 60,900
2005	56,600
2006	51,200
2007	48,600
2008	42,500
Thereafter	313,200
	573,000
Less: sublease income	(7,600)
	$565,400

In connection with the sale of certain subsidiaries and certain non-recourse financings, the Company has made or guaranteed the accuracy of certain representations. No material loss is expected in connection with such matters.

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are primarily for the benefit of the City of San Marcos, California, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2003, $31,700,000 was outstanding under these bonds, $16,700,000 of which expires in 2004 and the remainder expires in 2005.

SBC Communications Inc. ("SBC"), a major communications provider in the U.S., is WilTel's largest customer. Sales to SBC accounted for 65% of 2003 Network revenues included in the Company's consolidated statement of operations. WilTel has entered into preferred provider agreements with SBC that extend until 2019, although the agreements may be terminated prior to then by either party under certain circumstances. The agreements provide that:

- WilTel is SBC's preferred provider for domestic voice and data long distance services and select international wholesale services, requiring that SBC seek to obtain these services from WilTel before it obtains them from any other provider; and

- SBC is WilTel's preferred provider for select local exchange and various other services, including platform services supporting its switched voice services network, requiring that WilTel seek to obtain these services from SBC before it obtains them from any other provider.

For the services each party must seek to obtain from the other, the prices, determined separately for each product or service, generally will be equal to the lesser of the cost of the product or service plus a specified rate of return, the prices charged to other customers, the current market rate or, in some circumstances, a specific rate. If either party can secure lower prices for comparable services that the other party will not match, then that party is free to utilize the lowest cost provider. WilTel and SBC

17. Commitments, continued:

have agreed to use a fixed price for voice transport services (the substantial majority of WilTel's SBC generated revenue) through January 2005.

SBC has the right to terminate the agreements if WilTel begins to offer certain services that are competitive with SBC's services, if WilTel materially breaches its agreements or WilTel has a change in control without SBC's consent (excluding the acquisition by the Company). WilTel has the right to terminate the agreements if SBC materially breaches its agreements or SBC has a change in control without WilTel's consent. In the event of a termination by either party due to these actions, the terminating party has the right to receive transition costs from the other party, not to exceed $200,000,000.

Either party may terminate a particular provider agreement if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of that agreement. There is no monetary remedy for such a termination.

Each of WilTel and Symphony are limited by debt agreements in the amount of dividends and other transfers of funds that are available to the Company. The banking and lending subsidiaries are limited by regulatory requirements and agreements in the amount of dividends and other transfers of funds that are available to the Company. Principally as a result of such restrictions, the net assets of these subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $669,100,000 at December 31, 2003.

18. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

WilTel is a party to various legal actions and claims, and has reserved $38,400,000 for the satisfaction of all litigation. Certain of these actions relate to the rights of way licensed to WilTel in connection with the installation of its fiber-optic cable and seek damages from WilTel for failure to obtain all necessary landowner consents. Additional right of way claims may be asserted against WilTel. The Company does not believe that the ultimate resolution of all claims, legal actions and complaints will have a material adverse effect upon WilTel's results of operations, although unfavorable outcomes could significantly impact WilTel's liquidity.

19. Earnings (Loss) Per Common Share:

For each of the three years in the period ended December 31, 2003, there were no differences in the numerators for the basic and diluted per share computations for income from continuing operations. These numerators were $84,400,000, $152,500,000 and $62,900,000 for 2003, 2002 and 2001, respectively. The denominators for basic per share computations were 61,264,000, 55,667,000, and 55,309,000 for 2003, 2002 and 2001, respectively. There were no differences for the denominators for diluted per share computations except for the dilutive effect of 437,000, 349,000 and 295,000 options and warrants for 2003, 2002 and 2001, respectively. Due to the nature of their rights and their nominal liquidation value, the Series A Non-Voting Convertible Preferred shares were treated as common shares and were included in the denominator for basic and diluted per share computations for 2002.

20. Fair Value of Financial Instruments:

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) ***Investments:*** The fair values of marketable equity securities, fixed maturity securities and investments held for trading purposes (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

(b) ***Cash and cash equivalents:*** For cash equivalents, the carrying amount approximates fair value.

(c) ***Notes receivables:*** The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) ***Loan receivables of banking and lending subsidiaries:*** The fair value of loan receivables of the banking and lending subsidiaries is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

(e) ***Customer banking deposits:*** The fair value of customer banking deposits is estimated using rates currently offered for deposits of similar remaining maturities.

(f) ***Long-term and other indebtedness:*** The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates which would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount.

(g) ***Derivative instruments:*** The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

20. Fair Value of Financial Instruments, continued:

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

	2003		2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$ 714,363**	**$ 714,363**	$185,196	$185,196
Non-current	**673,742**	**673,742**	439,675	439,675
Cash and cash equivalents	**214,390**	**214,390**	418,600	418,600
Notes receivable:				
Current	**2,283**	**2,283**	13,808	13,808
Non-current	**16,142**	**16,142**	16,432	16,432
Loan receivables of banking and lending subsidiaries, net of allowance:				
Current	**19,803**	**21,086**	79,065	80,388
Non-current	**161,413**	**174,376**	262,691	267,250
Financial Liabilities:				
Customer banking deposits:				
Current	**103,331**	**104,904**	283,613	289,752
Non-current	**42,201**	**44,004**	109,291	109,815
Debt:				
Current	**23,956**	**23,988**	3,647	3,723
Non-current	**1,154,878**	**1,158,701**	229,426	235,189
Securities sold not owned	**48,816**	**48,816**	26,379	26,379
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	–	–	98,200	98,200
Derivative Instruments:				
Interest rate swaps	**(3,079)**	**(3,079)**	(7,386)	(7,386)
Foreign currency swaps	**(4,943)**	**(4,943)**	(1,679)	(1,679)

21. Concentration of Credit Risk:

As of December 31, 2003, accounts receivable due from SBC, WilTel's largest customer, represented approximately 30.2% of the Company's trade receivables. For the period from date of acquisition of WilTel through December 31, 2003, telecommunications revenues relating to SBC represented approximately 25.5% of the Company's total revenues.

22. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. The Company's telecommunications business is conducted by WilTel and contains two segments, Network and Vyvx. Network owns or leases and operates a nationwide fiber optic network over which it provides a variety of telecommunications services. Vyvx transmits audio and video programming over the network and distributes advertising media in physical and electronic form. The Company's other segments include healthcare services, banking and lending, manufacturing and domestic real estate. Healthcare services primarily include the provision of physical, occupational, speech and respiratory therapy services. Banking and lending operations historically made

22. Segment Information, continued:

collateralized personal automobile instalment loans to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. Such loans were primarily funded by deposits insured by the FDIC. The banking and lending segment has ceased originating any new loans and is liquidating its business in an orderly manner. Manufacturing operations manufacture and market lightweight plastic netting used for a variety of purposes. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company does not control and that are accounted for on the equity method of accounting. Prior to the acquisition of the outstanding common stock of WilTel that it didn't already own in November 2003, the Company accounted for its 47.4% interest in WilTel as an associated company. Other investments in associated companies include Olympus, Berkadia, JPOF II and EagleRock. Both JPOF II and EagleRock are entities engaged in investing and/or securities transactions activities.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Gold, in a copper deposit in Spain. WilTel owns or has the right to use certain cable systems which connect its U.S. domestic network to foreign countries, and has the right to use wavelengths in Europe which it is currently not using. In addition to its investment in Bermuda-based Olympus, the Company owns 36% of the electric utility in Barbados. The Company does not have any other material foreign operations or investments.

Except for the telecommunications segments of WilTel, the primary measure of segment operating results and profitability used by the Company is income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies. For WilTel's segments, segment profit from operations is the primary performance measure of segment operating results and profitability. WilTel defines segment profit from operations as income before income taxes, interest expense, investment income, depreciation and amortization expense and other non-operating income and expense.

The following information reconciles segment profit from operations of the Network and Vyvx segments to the most comparable GAAP measure which is used for all other reportable segments, for the period from November 6, 2003 through December 31, 2003 (in millions):

	Network	Vyvx
Segment profit from operations (1)	$ 13.3	$ 4.1
Depreciation and amortization expense	(37.2)	(2.0)
Interest expense, net of investment income (2)	(4.0)	(.1)
Other non-operating income (expense), net (2)	1.8	.5
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	$(26.1)	$ 2.5

---

(1) See note (c) to segment information below.

(2) These items have been allocated to each segment based upon a formula that considers each segment's revenues, property and equipment and headcount.

22. Segment Information, continued:

Certain information concerning the Company's segments for 2003, 2002 and 2001 is presented in the following table. Associated Companies are only reflected in the table below under identifiable assets employed.

	2003	2002	2001
		(In millions)	
Revenues (a):			
Network	**$ 218.4**	$ –	$ –
Vyvx	**21.2**	–	–
Healthcare Services	**71.1**	–	–
Banking and Lending	**62.3**	95.9	122.4
Manufacturing	**54.1**	51.0	57.4
Domestic Real Estate	**54.4**	51.3	65.3
Other Operations	**36.7**	48.3	39.3
Corporate (b)	**42.5**	(4.7)	89.8
Intersegment elimination (c)	**(4.3)**	–	–
Total consolidated revenues	**$ 556.4**	$ 241.8	$ 374.2
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies:			
Network (c)	**$ (26.1)**	$ –	$ –
Vyvx (c)	**2.5**	–	–
Healthcare Services	**(2.3)**	–	–
Banking and Lending	**3.4**	1.9	(6.1)
Manufacturing	**4.4**	3.1	7.8
Domestic Real Estate	**13.1**	16.7	30.4
Other Operations	**(1.5)**	11.7	8.2
Corporate (b)	**(37.5)**	(74.9)	32.8
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**$ (34.0)**	$ (41.5)	$ 73.1
Identifiable assets employed:			
Network	**$1,628.8**	$ –	$ –
Vyvx	**115.5**	–	–
Healthcare Services	**54.6**	–	–
Banking and Lending	**252.4**	481.5	595.7
Manufacturing	**50.8**	51.5	59.3
Domestic Real Estate	**165.0**	106.8	176.4
Other Operations	**253.4**	193.7	171.2
Investments in Associated Companies:			
WilTel	**–**	340.6	–
Other Associated Companies	**430.9**	397.1	358.8
Net Assets of Discontinued Operations	**–**	–	44.0
Corporate	**1,445.8**	970.6	1,063.7
Total consolidated assets	**$4,397.2**	$2,541.8	$2,469.1

(a) Revenues for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) on the Company's consolidated statements of operations.

22. Segment Information, continued:

(b) For 2003, includes a provision of $6,500,000 to write down investments in certain available for sale securities and an investment in a non-public security. For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(c) Eliminates intersegment revenues billed from Network to Vyvx. However, the intersegment revenues are included in the calculation to determine the income (loss) from continuing operations for each of Network and Vyvx.

23. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2003:				
Revenues	$ 56,899	$67,330	$76,093	$356,053
Income (loss) from continuing operations	$(13,786)	$11,483	$54,647	$ 32,014
Income (loss) from discontinued operations, net of taxes	$ –	$ 3,934	$ 1,443	$ (179)
Gain on disposal of discontinued operations, net of taxes	$ –	$ –	$ –	$ 7,498
Net income (loss)	$(13,786)	$15,417	$56,090	$ 39,333
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$(.23)	$ .19	$ .92	$ .49
Income (loss) from discontinued operations	–	.07	.02	–
Gain on disposal of discontinued operations	–	–	–	.12
Net income (loss)	$(.23)	$ .26	$ .94	$ .61
Number of shares used in calculation	59,618	59,630	59,642	64,946
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	$(.23)	$ .19	$ .91	$ .49
Income (loss) from discontinued operations	–	.07	.02	–
Gain on disposal of discontinued operations	–	–	–	.11
Net income (loss)	$(.23)	$ .26	$ .93	$ .60
Number of shares used in calculation	59,618	60,069	60,072	65,452

(continued)

23. Selected Quarterly Financial Data (Unaudited), continued:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2002:				
Revenues	$ 57,567	$70,317	$52,373	$ 61,548
Income (loss) from continuing operations	$ 11,303	$19,429	$(2,484)	$124,283
Income from discontinued operations, net of taxes	$ 1,440	$ 3,140	$ –	$ –
Gain on disposal of discontinued operations, net of taxes	$ –	$ 4,512	$ –	$ –
Net income (loss)	$ 12,743	$27,081	$(2,484)	$124,283
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ .20	$ .35	$(.04)	$2.20
Income from discontinued operations	.03	.06	–	–
Gain on disposal of discontinued operations	–	.08	–	–
Net income (loss)	$ .23	$ .49	$(.04)	$2.20
Number of shares used in calculation	55,320	55,336	55,346	56,420
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	$ .20	$ .35	$(.04)	$2.19
Income from discontinued operations	.03	.06	–	–
Gain on disposal of discontinued operations	–	.08	–	–
Net income (loss)	$ .23	$ .49	$(.04)	$2.19
Number of shares used in calculation	55,588	55,694	55,346	56,871

The Internal Revenue Service has completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the Company. Income taxes reflect a benefit for the favorable resolution of certain income tax contingencies for which the Company had previously established reserves of $13,900,000 for the fourth quarter of 2003 and $120,000,000 for the fourth quarter of 2002.

In 2003 and 2002, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

Schedule I—Condensed Financial Information of Registrant
LEUCADIA NATIONAL CORPORATION
Balance Sheets
December 31, 2003 and 2002
(Dollars in thousands, except par value)

	2003	2002
Assets		
Cash and cash equivalents	**$ 53,957**	$ 317,443
Investments	**880,695**	344,462
Trade, notes and other receivables, net	**42,001**	26,507
Prepaids and other assets	**10,483**	9,037
Investments in associated companies and investments in and advances to/from subsidiaries, net	**1,788,127**	1,182,269
Total	**$2,775,263**	$1,879,718
Liabilities		
Trade payables and expense accruals	**$ 31,391**	$ 26,064
Other liabilities	**81,107**	42,877
Debt, including current maturities	**512,449**	140,204
Income taxes payable	**16,155**	37,848
Total liabilities	**641,102**	246,993
Commitments and contingencies		
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	**–**	98,200
Shareholders' Equity		
Series A Non-Voting Convertible Preferred Stock	**–**	47,507
Common shares, par value $1 per share, authorized 150,000,000 shares; 70,823,502 and 58,268,572 shares issued and outstanding, after deducting 47,710,719 and 60,213,299 shares held in treasury	**70,824**	58,269
Additional paid-in capital	**613,274**	154,260
Accumulated other comprehensive income	**152,251**	56,025
Retained earnings	**1,297,812**	1,218,464
Total shareholders' equity	**2,134,161**	1,534,525
Total	**$2,775,263**	$1,879,718

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Statements of Operations
For the years ended December 31, 2003, 2002 and 2001
(In thousands, except per share amounts)

	2003	2002	2001
Revenues:			
Investment and other income	**$ 19,854**	$ 14,771	$ 37,495
Intercompany investment income	**17,872**	6,996	9,934
Net securities gains (losses)	**800**	(31,504)	619
	38,526	(9,737)	48,048
Expenses:			
Interest	**24,651**	11,481	12,983
Intercompany interest expense	**27,667**	26,474	26,363
Salaries	**11,559**	11,695	7,699
Other expenses	**24,436**	21,332	16,460
	88,313	70,982	63,505
Loss from continuing operations before income taxes, minority expense of trust preferred securities and equity in income of associated companies and subsidiaries	**(49,787)**	(80,719)	(15,457)
Income tax benefit	**41,832**	148,030	41,644
Income (loss) from continuing operations before minority expense of trust preferred securities and equity in income of associated companies and subsidiaries	**(7,955)**	67,311	26,187
Minority expense of trust preferred securities, net of taxes	**(2,761)**	(5,521)	(5,521)
Equity in income of associated companies and subsidiaries, net of taxes	**95,074**	90,741	42,262
Income from continuing operations	**84,358**	152,531	62,928
Equity in income (loss) from discontinued operations, net of taxes	**5,198**	4,580	(39,742)
Equity in gain (loss) on disposal of discontinued operations, net of taxes	**7,498**	4,512	(31,105)
Income (loss) before cumulative effect of a change in accounting principle	**97,054**	161,623	(7,919)
Cumulative effect of a change in accounting principle	**–**	–	411
Net income (loss)	**$ 97,054**	$161,623	$ (7,508)
Basic earnings (loss) per common share:			
Income from continuing operations	**$1.38**	$2.74	$1.13
Income (loss) from discontinued operations	**.08**	.08	(.72)
Gain (loss) on disposal of discontinued operations	**.12**	.08	(.56)
Cumulative effect of a change in accounting principle	**–**	–	.01
Net income (loss)	**$1.58**	$2.90	$(.14)
Diluted earnings (loss) per common share:			
Income from continuing operations	**$1.37**	$2.72	$1.13
Income (loss) from discontinued operations	**.08**	.08	(.72)
Gain (loss) on disposal of discontinued operations	**.12**	.08	(.56)
Cumulative effect of a change in accounting principle	**–**	–	.01
Net income (loss)	**$1.57**	$2.88	$(.14)

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net cash flows from operating activities:			
Net income (loss)	$ 97,054	$ 161,623	$ (7,508)
Adjustments to reconcile net income (loss) to net cash used for operations:			
Cumulative effect of a change in accounting principle	–	–	(411)
Other amortization (primarily related to investments)	(432)	(2,406)	(11,626)
Net securities (gains) losses	(800)	31,504	(619)
Equity in (earnings) losses of associated companies and subsidiaries	(107,770)	(99,833)	28,585
Distributions from associated companies	1,271	643	–
Gain on sale of other assets	(1,532)	–	–
Net change in:			
Miscellaneous receivables	1,902	2,180	(1,708)
Prepaids and other assets	84	(757)	2,185
Trade payables and expense accruals	6,405	6,627	(5,130)
Other liabilities	(14,213)	(1,229)	879
Income taxes payable	(18,155)	(136,850)	(47,179)
Other	(459)	4,860	(1,231)
Net cash used for operating activities	(36,645)	(33,638)	(43,763)
Net cash flows from investing activities:			
Dividends received from subsidiaries	2,500	11,782	2,310
Investment in and advances to/from subsidiaries	(108,045)	97,936	369,388
Proceeds from sale of other assets	79,460	1,000	–
Advances on notes receivables	(1,470)	–	–
Collections on notes receivables	10,000	2,000	–
Investments in associated companies	(11,070)	(354,091)	(177,670)
Purchases of investments (other than short-term)	(1,355,282)	(882,710)	(937,188)
Proceeds from maturities of investments	384,901	609,521	665,666
Proceeds from sales of investments	520,774	404,053	69,436
Net cash used for investing activities	(478,232)	(110,509)	(8,058)
Net cash flows from financing activities:			
Issuance of long-term debt, net of issuance costs	267,865	–	–
Issuance of convertible preferred shares	–	47,507	–
Issuance of common shares	1,293	102,535	517
Purchase of common shares for treasury	(61)	(115)	(45)
Dividends paid	(17,706)	(13,841)	(13,829)
Net cash provided by (used for) financing activities	251,391	136,086	(13,357)
Net decrease in cash and cash equivalents	(263,486)	(8,061)	(65,178)
Cash and cash equivalents at January 1,	317,443	325,504	390,682
Cash and cash equivalents at December 31,	$ 53,957	$ 317,443	$ 325,504
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 21,566	$ 11,420	$ 12,922
Income tax payments (refunds), net	$ (6,232)	$ 17,072	$ 10,945
Non-cash investing activities:			
Common stock issued for acquisition of WilTel Communications Group, Inc.	$ 422,830	$ –	$ –

See notes to this schedule.

Schedule I—Condensed Financial Information of Registrant, continued
LEUCADIA NATIONAL CORPORATION
Notes to Schedule

A. The notes to consolidated financial statements of Leucadia National Corporation and Subsidiaries are incorporated by reference to this schedule.

B. The statements of shareholders' equity are the same as those presented for Leucadia National Corporation and Subsidiaries.

C. Equity in the income (losses) of associated companies and subsidiaries is after reflecting income taxes recorded by the subsidiaries. The income tax benefit recorded by the parent company includes benefits for the favorable resolution of certain federal and state income tax contingencies of $24,400,000, $120,000,000 and $36,200,000 for 2003, 2002 and 2001, respectively.

D. Federal income taxes payable has not been allocated to the individual subsidiaries.

E. The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2008 are as follows (in thousands): 2004–$0; 2005–$19,100; 2006–$21,600; 2007–$0; and 2008–$0.

Schedule II—Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2003, 2002 and 2001
(In thousands)

		Additions		Deductions	
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Write-Offs	Balance at End of Period
2003					
Loan receivables of banking and lending subsidiaries	**$31,848**	**$16,411**	**$12,175**	**$36,198**	**$24,236**
Trade, notes and other receivables	**883**	**3,687**	**123**	**2,028**	**2,665**
Total allowance for doubtful accounts	**$32,731**	**$20,098**	**$12,298**	**$38,226**	**$26,901**
2002					
Loan receivables of banking and lending subsidiaries	$35,695	$36,027	$ 9,646	$49,520	$31,848
Trade, notes and other receivables	623	221	179	140	883
Total allowance for doubtful accounts	$36,318	$36,248	$ 9,825	$49,660	$32,731
2001					
Loan receivables of banking and lending subsidiaries	$27,364	$43,125	$ 8,519	$43,313	$35,695
Trade, notes and other receivables	663	138	16	194	623
Total allowance for doubtful accounts	$28,027	$43,263	$ 8,535	$43,507	$36,318

Leucadia National Corporation

Corporate Office
315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office
529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

Operating Companies

Telecommunications
WilTel Communications Group, Inc.
One Technology Center
Tulsa, Oklahoma 74103-2807
Ian M. Cumming, Chairman
Jeff K. Storey, President
(918) 547-6000

Health Services
Symphony Health Services, LLC
11350 McCormick Road, Suite 600
Executive Plaza IV
Hunt Valley, Maryland 21031-1002
Sally N. Weisberg, Chairman and President
(443) 886-2200

Manufacturing
Conwed Plastics
2810 Weeks Avenue, SE
Minneapolis, Minnesota 55414-2898
H.E. Scruggs, Chairman
Mark E. Lewry, President
(612) 623-1700

Banking
American Investment Bank, N.A.
200 East South Temple
Salt Lake City, Utah 84111-1241
H.E. Scruggs, Chairman
Justin R. Wheeler, President
(801) 297-1000

Real Estate
Leucadia Financial Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Winery
Pine Ridge Winery
5901 Silverado Trail
Napa, California 94558-9749
George J. Scheppler, President
(707) 253-7500

Copper Mine Development
MK Gold Company
Eagle Gate Tower
60 East South Temple, Suite 1225
Salt Lake City, Utah 84111-1033
G. Frank Joklik, Chairman
Thomas E. Mara, President
(801) 297-6900

Counsel

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Stephen E. Jacobs, Esq.
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036-2798

The Common Stock is listed for trading on the New York and Pacific Stock Exchanges under the symbol "LUK."

The 7¾% Senior Notes due 2013, the 7⅞% Senior Subordinated Notes due 2006 and the 8¼% Senior Subordinated Notes due 2005 are listed for trading on the New York Stock Exchange under the symbol "LUK."

The trademark is registered in the United States Patent and Trademark office.

Leucadia National Corporation

(as of April 1, 2004)

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2,4]
President and CEO
Equity Oil Company

Lawrence D. Glaubinger[1,3]
President
Lawrence Economic Consulting Inc.

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1,2,3,4]
Managing Director
Arnhold and S. Bleichroeder Advisers, LLC

Jeffrey C. Keil[2]
President
Ellesse, LLC

Jesse Clyde Nichols, III[2,3,4]
Former President
Nichols Industries, Inc.

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Nominating and Corporate Governance Committee

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President and Treasurer

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

H.E. Scruggs
Vice President